5/18

04030159

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Rabobank Nederland

*CURRENT ADDRESS

PROCESSED
MAY 18 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5010 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 5/18/04

Rabobank

AR/S 12-31-03



Rabobank Group

Annual Report 2003

2002	2001	2000	1999	1998	1997	1996	1995	1994
374,720	363,679	342,920	281,218	249,718	194,222	152,068	133,192	122,091
212,323	197,262	179,137	161,074	129,554	117,569	99,717	86,115	79,889
171,632	172,174	146,705	127,527	114,826	98,307	79,854	74,139	68,432
168,000	194,400	166,100	139,800	124,100	83,700	32,800	26,800	22,200
3,660	3,926	3,417	2,867	2,485	2,168	1,656	1,542	1,240
14,911	13,030 [2]	13,108	11,867	10,381	9,708	8,791	7,938	7,364
17,202	15,092 [2]	14,653	13,007	11,817	11,113	10,280	9,427	8,613
17,414	15,542 [2]	15,093	13,650	12,660	11,947	10,973	10,026	9,188
165,843	152,812	142,278	129,801	114,445	107,163	96,095	82,976	75,685
13,268	12,225	11,382	10,384	9,156	8,573	7,688	6,638	6,055
10.3	9.9 [2]	10.3	10.0	10.3	10.4	10.6	9.5	9.4
10.5	10.2 [2]	10.6	10.5	11.1	11.1	11.3	12.0	12.0
5,391	5,082	4,585	4,499	3,781	3,542	3,212	2,899	2,830
3,173	3,352	3,175	2,307	2,051	1,738	1,163	1,007	859
8,564	8,434	7,760	6,806	5,832	5,280	4,375	3,906	3,689
5,839	5,965	5,459	4,826	4,099	3,730	2,921	2,583	2,428
500	480	360	350	340	254	381	381	381
252	59	9	0	0	0	0	0	0
0	0	52	100	0	0	0	0	0
1,973	1,930	1,880	1,530	1,393	1,296	1,073	942	880
514	532	507	423	401	395	320	288	295
209	192	179	87	56	36	12	6	2
1,250	1,206	1,194	1,020	936	865	741	648	583
9.6%	9.2%	10.1%	9.8%	9.6%	9.8%	9.3%	8.8%	8.6%
68.2%	70.7%	70.3%	70.9%	70.3%	70.6%	66.8%	66.1%	65.8%
349	369	397	424	445	481	510	547	595
1,516	1,648	1,727	1,795	1,797	1,823	1,854	1,879	1,923
402	455	548	610	629	654	723	743	811
2,979	2,889	2,676	2,546	2,430	2,268	2,056	1,873	1,723
169	137	142	147	150	112	87	77	64
58,096	58,120	55,098	53,147	49,465	44,667	40,275	37,437	37,789
51,867	52,173	49,711	48,224	45,310	40,927	36,828	34,019	34,452
1,108	825	550	510	515	525	585	595	615

General: Due to consolidation effects, the sum of the figures relating to Group entities will not always correspond with Rabobank Group totals. Changes in terms of percentages can vary as a result of rounding.

1) Following a change in definitions, the amounts disclosed for assets managed differ from the amounts presented in previous reports.

2) The change in accounting policy for pensions as of 1 January 2002 is taken into account in the computation of reserves and of the Tier I and BIS ratios as at 31 December 2001.

Key figures

	2003
Volume of services (in EUR millions)	
Total assets	403,305
Private sector lending	235,425
Funds entrusted	172,571
Assets managed [1]	184,000
Premium income, insurance	3,893
Financial position and solvency (in EUR millions)	
Reserves	17,270
Tier I capital	19,660
Tier I + Tier II capital	19,892
Total risk-weighted assets	182,820
Solvency requirement	14,626
Tier I ratio	10.8
BIS ratio	10.9
Profit and loss account (in EUR millions)	
- Interest	6,010
- Commission and other income	3,228
Total income	9,238
Operating expenses	6,243
Value adjustments to receivables	575
Value adjustments to financial fixed assets	18
Addition to the fund for general banking risks	0
Operating profit before taxation	2,402
Taxation on operating profit	733
Third-party interests	266
Net profit	1,403
Ratios	
Return on reserves	9.4%
Efficiency ratio	67.6%
Other data	
Member Banks	328
Offices:	
- branches	1,378
- agencies	356
Cash dispensing machines	2,981
Foreign offices	222
Employees:	
- total number	57,055
- full-time equivalents	50,849
Members (x 1,000)	1,360

Profile of the Rabobank Group



The Rabobank Group is the largest financial service provider in the Dutch market. It comprises 328 independent, local co-operative Rabobanks in the Netherlands, the central Rabobank Nederland organisation and a large number of specialised subsidiaries. The Group has been awarded the highest possible credit rating. The Group's core target is to generate customer value.

The local Rabobanks and their clients form the Rabobank Group's co-operative core business. De banks are members and shareholders of the supralocal co-operative organisation, Rabobank Nederland, which advises the banks and supports their local services. Rabobank Nederland also supervises the collective of local banks on behalf of the Dutch central bank. Rabobank Nederland further acts as an (international) wholesale bank and as bankers' bank to the Group and is the holding company of a large number of subsidiaries.

The Rabobank Group's ambition is to provide its 9 million clients, both private and business, with all possible financial products and services. To this end, it has a large number of specialised businesses engaged in asset management and investment (Robeco, Schretlen, Effectenbank Stroeve, Alex) pension services, insurances and occupational health and safety (Interpolis), Leasing (De Lage Landen), venture capital (Gilde), real estate and mortgages (FGH Bank, Rabo Vastgoed, Obvion), and corporate and investment banking (Rabobank International and its subsidiary Rabo Securities, Rabobank Nederland Corporate Clients, Group Treasury). These subsidiaries provide financial advice and products to the local Rabobanks and their clients on the one hand and serve their own clients directly at home and abroad on the other.

Competence centres

The Rabobank Group is a network of competence centres working closely together. This networked expertise allows the Group to respond actively to the growing demand from business clients and private individuals for a balanced package of financial services and products. The Group thus combines the best of two worlds: the local involvement and personal touch of the local Rabobanks and the expertise and scale of a large organisation.

Strong market position

The Rabobank Group serves more than half of the Dutch population and Dutch businesses. In the Dutch market, Rabobank is accordingly market leader for virtually all financial services: mortgage loans (26%), private savings (38%), small and medium-sized enterprises (39%) and the agricultural sector (85%). Its share in the corporate market has been strengthened considerably.

Triple A

The Rabobank Group has the highest credit rating (Triple A), awarded by the well-known international rating agencies Moody's and Standard & Poor's.

International network

To serve our clients in the international market, the Rabobank Group has 222 branches in 33 countries outside the Netherlands.

Contents

2003 January



Rabobank and the Van Gogh Museum commit to Promoting Partnership.

Chairman's foreword

2003 can best be described as a year full of contrasts. First, there was the invasion in Iraq. The Pax Americana envisaged in its wake had, and is still having, difficulty in getting off the ground however. Recession reigned in large parts of Europe. At the same time, the economies in the United States and China started to pick up again. After three years, we enjoyed a return to relatively good performance on the international stock exchanges. The dollar fell sharply however, which in turn hit the highly dollar sensitive Euronext Amsterdam Stock Exchange, with the AEX index showing only a modest increase. Meanwhile the temperature of the Dutch economy fell to below zero, with business confidence declining and the number of bankruptcies reaching a record high.

Amidst all the negative sentiments in 2003, Rabobank Group performed well. The Group's net profit increased by 12%, which means that we achieved our long-term target. Despite the unfavourable Dutch economy, our retail banking business reported an excellent growth performance in terms of both volume and profit. The wholesale banking business likewise turned in a handsome improvement in its results. After a difficult year in 2002, our insurance business made a strong recovery in terms of profit, which more than doubled, and in terms of higher premium income. Results on asset management and investment activities increased twofold. The lease activities continued their success story of the past years, despite the unfavourable effect of the dollar's depreciation on our international activities.

The good results for 2003 benefited from the various efficiency programmes, such as Fast, that have been implemented over the past years. These involve a combined effort aimed at increased selling power (i.e. income) and stringent cost management, which should result in doing more with less people. At the member banks, this resulted in a reduction of almost 2,000 job positions in the year under review, compared with more than 1,600 in 2002. If this reduction continues at a similar pace in 2004 - and that is what we plan - the effect will be a large-scale efficiency contribution over a three-year period and one that is implemented in a way that is advantageous to Rabobank Group, i.e., heeding the interests of individual employees and in proper consultation with employee representative bodies and trade unions.

Market leadership across the financial services sector in the Netherlands, that is our ambition for the long term. We already lead the field in many areas and our goal is to be the leader soon in those areas where we are not yet in first place. High on the agenda for 2004 is the expansion of our market share in the large cities, including the market position among ethnic minorities. We also wish to strengthen our position in real estate and insurance. In view of our aims in insurance, we performed a study last year, together with our partners at Eureko/Achmea insurance company, into possible forms of collaboration. In mid-January 2004 the first important agreement in this connection was signed. I am confident that the joint effort needed to expand our collaborative venture will be successful.

Satisfaction does not come from merely being the biggest, however. Being perceived as the market leader by those around us is at least as important, particularly in areas where we still have a long way to go. A pleasing success in this connection was being named 'Corporate Bank of the Year' by the Dutch financial newspaper Het Financieele Dagblad and the Vallstein agency in 2003. This title was awarded on the basis of a joint survey among Dutch corporate businesses of their appreciation of banking services. We are also a highly valued employer. In December 2003, Intermediair magazine's annual survey ranked Rabobank as the second best employer in the Netherlands.



Other important milestones were reached in 2003, too. In close consultation with the staff representative bodies and the trade unions, we were the first financial institution in the Netherlands to reach an agreement on the phased implementation of employee contributions to their pensions. In addition, we achieved market leadership in all segments of the Dutch small and medium-sized businesses sector for the first time, we expanded our position in real estate through the acquisition of FGH Bank, we strengthened our leading position as a food and agribank in the US thanks to two acquisitions, we were awarded the highest sustainability rating in Europe, and we completed the largest-ever emission of Tier I paper on the US market.

In conclusion, I would say that the volatile year 2003 has turned out to be a good year for us. Our results largely reflect our clients' confidence in Rabobank Group and its units.

The volatile year 2003 has turned out to be a good year for us. Our results reflect our clients' confidence in Rabobank Group and its units. We are greatly indebted to our members for their commitment, as we are to our 3,000 directors and supervisors and our 57,000 employees for all the hard work they put in for the Rabobank Group in 2003.

Bert Heemskerk,
Chairman of the Executive Board
of Rabobank Nederland

Executive Board and Supervisory Board of Rabobank Nederland



Executive Board (with responsibility areas)

Bert Heemskerk (H.), Chairman

- Personnel
- Finance and Control
- Compliance
- Audit
- Legal and Tax Affairs
- Communication

Rik baron van Slingelandt (D.J.M.G.)

- Rabobank International
- Group Treasury

Hans ten Cate (J.C.)

- Rabobank Nederland Corporate Clients
- Credit Risk Management
- Special Credit Management
- Sustainability

Jac Verhaegen (J.J.)

- Product/Market Entities
- ICT

Piet van Schijndel (P.J.A.)

- Market Management Member banks

Piet Moerland (P.W.)

- Staff and Services Member banks
- Co-operative

Secretary to the Executive Board

Margreet van Ee (M.G.)

Hans ten Cate | Piet van Schijndel | Jac Verhaegen



Supervisory Board

Lense Koopmans (L.), Chairman
Antoon Vermeer (A.J.A.M.), Deputy Chairman
Sjoerd Eisma (S.E.), Secretary
Leo Berndsen (L.J.M.)
Bernard Bijvoet (B.)
Teun de Boon (T.)
Wim Duisenberg (W.F.)*
Marinus Minderhoud (M.)
Hans van Rossum (J.A.A.M.)
Herman Scheffer (H.C.)
Martin Tielen (M.J.M.)
Aad Veenman (A.W.)

* Mr Duisenberg has been nominated as a member of the Supervisory Board, for appointment by the Annual General Meeting of Shareholders on 24 June 2004. He will attend the Board's meetings as from 1 April 2004.

Advisory Board

Jan Brouwer (J.G.B.)
Bart Jan Constandse (B.J.)
Wout Dekker (W.)
Derk Haank (D.)
Herman Hazewinkel (H.J.)
Dick van Hedel (T.J.M.)
Roelof Hendriks (R.)
Ruud Hendriks (R.)
Marike van Lier Lels (M.)
Rokus van Iperen (R.L.)
Dick Sluimers (D.M.)
Hans Huis in 't Veld (J.C.)

Bert Heemskerk | Rik baron van Slingelandt | Piet Moerland

Report of the Supervisory Board of Rabobank Nederland

Membership

On account of her appointment as a Cabinet Minister in May 2003, Ms S.M. Dekker resigned as a member of the Supervisory Board of Rabobank Nederland. At the General Meeting of Shareholders on 5 June 2003, Mr M. Minderhoud, Mr J.A.A.M. van Rossum and Mr A.J.A.M. Vermeer were reappointed as members of the Supervisory Board.

In December 2003, the Supervisory Board announced that Mr W.F. Duisenberg would be nominated, as a new member of the Supervisory Board at the General Meeting to be held in June 2004. In preparation for his formal appointment, Mr Duisenberg will be involved in the activities of the Supervisory Board as from 1 April 2004.

Committees

The Supervisory Board has four committees, which have been established for a proper performance of its duties and responsibilities. Besides permanent members, two of these committees also have a number of rotating members. The aim of this arrangement is to achieve the full involvement of the entire Board in the various aspects of the supervisory role. The composition of these committees as at 1 January 2004 is as follows (see table on page 7).

Working methods

To support it in the proper performance of its duties, the Supervisory Board regularly holds special meetings, at which it is extensively informed on a wide range of banking and non-banking issues. This broadens the level of knowledge of the Board's members and provides them with a better understanding of the elements that are essential to the management of Rabobank Nederland and to the supervision thereof. In this context, specific attention was given during the year under review to the activities regarding structured finance, mortgage loans and financing/treasury.

The Chairman of the Supervisory Board has monthly contact with the Chairman of the Executive Board and holds monthly consultations with the internal auditor. In addition, the Chairman of the Supervisory Board, the Chairman of the Audit Committee, the external auditor and the internal auditor meet at least twice a year.

Dutch corporate governance code

Although the Dutch corporate governance code does not formally apply to Rabobank, it contains a number of elements that in the view of the Supervisory Board could benefit the formulation and functioning of

2003 January



The Netherlands goes to the polls: PvdA is the big winner.
After 125 days, a coalition cabinet is formed by CDA, VVD and D66.

corporate governance, including that of Rabobank. The Supervisory Board and the Executive Board together are currently examining the extent to which application of the principles of the code is feasible and desirable within Rabobank Nederland. Any changes to the articles of association and the regulations as a result of this are expected to be submitted for discussion to the General Meeting of Shareholders for 2005.

Performance of supervisory role

In the past year, the Supervisory Board focused on the performance of its supervisory duties, i.e. the supervision of the Executive Board's policy and the general conduct of affairs at Rabobank Nederland and its affiliated entities. In addition, the Supervisory Board regularly served as a sounding board for the Executive Board. Besides all the usual issues dealt with by the Supervisory Board, the following subjects deserve special mention.

1) Financial statements 2002

To facilitate the Supervisory Board's review of the 2002 financial statements, intensive preparatory work was done once again by the Audit Committee, including a detailed discussion of the management letter.

Committees of the Supervisory Board

Audit committee

Duties: advises the Supervisory Board on financial, economic and supervisory issues

M. Minderhoud, Chairman
L. Koopmans, permanent member
L.J.M. Berndsen, permanent member
A.J.A.M. Vermeer, rotating member
S.E. Eisma, rotating member
H.C. Scheffer, rotating member
A.W. Veenman, rotating member

Co-operative Issues Committee

Duties: advises the Supervisory Board on the co-operative's broad functioning

A.J.A.M. Vermeer, Chairman
L. Koopmans, permanent member
M.J.M. Tielen, permanent member
B. Bijvoet, rotating member
T. de Boon, rotating member
J.A.A.M. van Rossum, rotating member

Appointments and Remuneration Committee

Duties: advises the Supervisory Board on issues concerning appointments and remuneration

L. Koopmans, Chairman
A.J.A.M. Vermeer, member
H.C. Scheffer, member
A.W. Veenman, member

Appeals Committee

Duties: advises the Supervisory Board on appeal cases where the Supervisory Board acts as body for appeals as defined in the articles of association

S.E. Eisma, Chairman
J.A.A.M. van Rossum, member
M.J.M. Tielen, member

2) 'Rabobank Vision 2005+'

This project, too, has the Supervisory Board's special attention. The project made good progress in 2003. In the second half of the year, the Central Delegates Assembly gave a positive opinion on the project's recommendations. Meanwhile much work on the implementation of the recommendations is being carried out all over the country under the leadership of the management of the twenty Delegates' Assemblies. The Supervisory Board emphasised at an early stage the need for a high degree of care as to both the content and the process. Given the quality of the implementation and the organised involvement of all the member banks in the consultations, the Supervisory Board believes that the necessary care has been taken. In connection with this issue, the Supervisory Board regularly advised the Executive Board as regards both content and process.

3) Evaluation of local management model

This project was likewise monitored intensively by the Supervisory Board, with the Co-operative Issues Committee (CIC) taking the lead. This committee dealt at great length with the outcome of the internal survey on the effectiveness of the existing management model at a local level. During the further implementation, the CIC consistently advocated the need for a proper balance between the three pillars of co-operative corporate governance: effective management, independent supervision and appropriate member control. These pillars must be assured, whatever the model. The members of the Supervisory Board not only worked to identify these important standards but also closely monitored the management activities relating to the progress of this project.

4) Budget 2004

In compliance with the Articles of Association, the Supervisory Board discussed and approved the budget for 2004. The Audit Committee carried out important preparatory work. In this context, the members of the Supervisory Board were strongly in favour of the proposal for a thorough review of the desired and necessary activities of Rabobank Nederland, among other things. With the increasing professionalism of the member banks, enabling them to better organise various kinds of functions independently, their need of support from Rabobank Nederland is set to change.

5) Changes to AGRB and financing matters

The Supervisory Board has extensively deliberated on the changes to the General Approval Arrangement for Businesses (AGRB), which describes the framework within which the member banks can grant loans independently. In addition, the Audit Committee obtained advice periodically on selected large credit items in the context of risk management.



February 2003
Launching the Generation mortgage.

February 2003
Rabobank opens the first Service Shop.

6) Collaboration with Eureko/Achmea

The Supervisory Board closely followed the strategic discussions with Eureko/Achmea and studied in depth the proposal for the acquisition of a limited shareholding in Eureko in combination with a joint collaborative initiative in health care insurance, as a first step towards further collaboration. The Supervisory Board gave its approval to these plans. This approval also concerned the proposal for the joint appointment of a member of the Supervisory Board for the purpose of strengthening the mutual ties.

In conclusion

Through the execution of projects and activities, Rabobank Nederland plays a crucial role within our co-operative organisation in consolidating and where possible expanding the Bank's prominent market position. The Supervisory Board wishes to thank all those who contribute to this effort with great dedication: the Executive Board, the Central Delegates Assembly and the employees of Rabobank Group.

Proposal to the Annual General Meeting

In compliance with the provisions of the Articles of Association of Rabobank Nederland, the Supervisory Board has examined the annual report and financial statements. Our examination included discussions with the external auditor. Partly on the basis of the auditors' report issued by Ernst & Young Accountants and in view of the provisions of Article 19, paragraph e, of the articles of association, we propose that the General Meeting of Rabobank Nederland adopt the financial statements for 2003 and appropriate the profit for the year as proposed.



March 2003

Declaration of war in Iraq.

Rabobank Group structure


9 million clients
1.36 million members
328 co-operative member Rabobanks
Rabobank Nederland
Wholesale banking
Retail banking
Support units
Member banks
•Corporate Clients
•Rabobank International
-Rabobank Securities
•Group Treasury
•Market management
•Product/market entities
•Control member banks
•Staff and Services
•Rabofacet
Insurance, Pensions Occupational health and safety
Asset management investment
Leasing
Real estate
Other
•Interpolis
•Robeco Group
•Schretlen & Co
•Effectenbank Stroeve
•Alex
•De Lage Landen
•Rabo Vastgoed
•FGH Bank
•Gilde
•Obvion

Main events

Rabobank Group's performance in the year under review features a large number of successes but also some disappointments. A deeply sad occasion was the death of Hans Winkelmolen, general manager of the Rabobank office in Indonesia, who was killed in a terrorist attack on the Jakarta Marriott Hotel on 5 August 2003.

Successes

- In 2003, Rabobank achieved market leadership in all sectors of the Dutch small and medium-sized business sector for the first time, with a market share ranging from 31.2% to 52.3% depending on the sector. In addition, the Bank was named 'Corporate Bank of the year' for the corporate sector.

- As part of Rabobank International's country banking strategy - which focuses on the acquisition of smaller financial parties operating in rural areas in developed markets - two banks in the United States were acquired in the year under review: Lend Lease Agri-Business and Ag Services of America.

- Rabobank Group acquired FGH Bank in order to strengthen its position in the real estate market.

- Rabobank Group's Tier I capital was increased by USD 1.75 billion in 2003 by the issue of Trust Preferred Securities, which were offered on a private placement basis mainly with US pension funds and insurance companies.

- In the autumn of the year under review, Rabobank Nederland together with the local Rabobanks finalised the 'Rabobank Vision 2005+' policy statement. The policy aim set out therein is twofold: to create local banks of sufficient size and quality to enable them to fulfil the role of market leader in their operating area, but at the same time dimensioned on a scale fitting the near-to-the-client and committed Rabobank identity.

- Rabobank Group received a higher rating for sustainable entrepreneurship in 2003. The Swiss SAM institution awarded Rabobank Group a sustainability rating equal to 74% of the maximum rating, compared with 64% in 2001. With this rating, the Group ranks number one in Europe as the best sustainable financial services provider, and number two worldwide.

Disappointments

- Rabobank Group was unable to prolong its traditional share of almost 40% of the savings market in the year under review. Its market share declined by 1% to more than 38%, mainly because the group did not manage to take full advantage of the release of company savings scheme accounts.

- The local Rabobanks failed to maintain their market share in the mortgage renewal market. Market share declined by 2%.

- Robeco investment fund failed to outperform the benchmark.

- The integration of the various units within Interpolis' People & Work did not yet yield the envisaged synergies. This, together with political measures and lower figures for absenteeism due to illness, caused a disappointing result.

2003 March

Millions of chickens are destroyed following an outbreak of fowl pest.

Financial developments

Rabobank Group reported a good financial performance in 2003. Net profit increased by 12%. *The Tier I ratio was 10.8 and the return on equity* was 9.4%. All three figures exceeded the short-term targets, despite not particularly favourable circumstances.

Rabobank Group aims at realising customer value, with financial stability and employee value as preconditions. As a financial co-operative, the client's interest comes first in Rabobank Group's policies and targets. We wish to create customer value by:

- offering the best possible financial services to our clients;
- providing continuity in our services;
- demonstrating our commitment to our clients and their circumstances.

Financial targets

The precondition for financial stability is achieved by aiming for a steady development of three financial targets: Tier I ratio, return on equity and net profit growth.

Rabobank Group has the following long-term targets:

- Tier I ratio of 10.0;
- return on equity of 10.0%;
- net profit growth of at least 12.0%.

Due to the state of the economy and the stock exchange climate, we introduced short-term targets in 2002. Since the prospects for an improvement in the near term are still not firm enough, these targets were continued in 2003: a Tier I ratio of 10.0, return on equity of 8.0% and net profit growth of at least 8.0%. In 2003, all three targets were comfortably exceeded. In terms of the long-term targets, only the target for return on equity was not achieved.

Outlook for 2004

Rabobank Group is quietly optimistic about 2004. A slight improvement in the economy is possible and, accordingly, we may be able to achieve a limited increase in income. If the financial targets are to be attained, Rabobank Group will again have to strictly manage costs. Barring unforeseen circumstances, Rabobank Group expects to realise a further growth in net profit in 2004.

Financial targets

	2003	2002	2001	2000	1999
Tier I ratio	10.8	10.3	9.9	10.3	10.0
Return on equity	9.4%	9.6%	9.2%	10.1%	9.8%
Net profit growth	12%	4%	1%	17%	9%

2003 April

Volkert van der G., the murderer of Pim Fortuijn, is sentenced to 18 years.

Notes to the balance sheet

Rabobank Group's consolidated total assets grew by 8% in 2003 to EUR 403 billion. Lending to the private sector increased by 11%. Savings were more popular than investments, as was the case in 2002, increasing by 8% in 2003. The Tier I ratio was 10.8.

Total lending

Total lending by Rabobank Group increased by 11% in 2003 to EUR 251 (225) billion. This total comprises:

- lending to the public sector;
- professional securities transactions;
- lending to the private sector.

In 2003, lending to the public sector increased by EUR 1.4 billion to EUR 2.2 billion. The volume of professional securities transactions was EUR 13.2 (12.1) billion. Lending to the private sector - private individuals, the agricultural sector and trade, industry and services - rose to EUR 235 billion. This represents an 11% increase, 3% of which were due to acquisitions. Organic growth in lending was 8%, a significant increase under the circumstances.

Lending by sector

- Trade, industry and services

At year-end 2003, amounts borrowed by corporate clients in the trade, industry and services sector was up 7%, or EUR 5.5 billion, compared with year-end 2002. Total loans granted to this sector amounted to EUR 81.3 billion.

- Food and agricultural sector

At year-end, lending to the food and agricultural sector was 9% higher than a year ago. Total loans granted to the food and agricultural sector amounted to EUR 36.6 (33.4) billion, of which EUR 24.2 (20.2) billion was granted to the primary agricultural sector and EUR 12.4 (13.2) billion to the international food and agricultural sector.

- Private individuals

Total loans to private individuals amounted to EUR 117.5 (103.0) billion, EUR 14.5 billion higher than in 2002, an increase of 14%. Mortgage loans at EUR 116.1 (99.8) billion accounted for the greater part.

Lending by operating unit

Of the total lending to the private sector of EUR 235.4 billion, EUR 164.4 billion was granted by retail banking operations, i.e. the local Rabobanks. Their share of Group lending was 70%. Wholesale banking accounted for 20%, or EUR 47.9 billion, of Group lending, while other units contributed EUR 23.1 billion.

Lending by sector



Agricultural sector 16%
Trade, industry and services 35%
Private individuals 49%

Lending by operating unit



Retail banking 70%
Wholesale banking 20%
Other 10%

Savings accounts

At the end of 2003, the volume of savings was EUR 72 (66) billion, up 8%. The stock market climate and the economic uncertainty led many clients to opt for the security of a savings account.

Increase in Group equity

Rabobank Group's reserves increased by EUR 2.4 billion to EUR 17.3 billion. This was the result of the addition of net profit and the issue of Trust Preferred Securities on the one hand and goodwill being charged to reserves on the other. At the end of 2003, Group equity amounted to EUR 23.6 billion, an increase of EUR 2.4 billion. In addition to reserves, this item comprises subordinated loans, the fund for general banking risks and third-party interests.

Tier I ratio: 10.8

The Tier I ratio and the BIS ratio are the most common ratios used in the financial world to measure capital adequacy. The Tier I ratio expresses the relationship between core capital and total risk-weighted assets. At 31 December 2003, the Tier I ratio stood at 10.8 (10.3). This is higher than our long-term target of 10. The minimum requirement set by the external supervisors is 4. The high capital adequacy ratio is one of the main reasons for Rabobank Group's triple A rating awarded by both Moody's and Standard & Poor's. Total risk- weighted items increased by EUR 17 billion to EUR 183 billion. This increase was largely due to the rise in lending. The Tier I capital increased by EUR 2.5 billion to EUR 19.7 billion, almost wholly as a result of the increase in reserves.

BIS ratio: 10.9

The BIS ratio is calculated by dividing the total of Tier I and Tier II capital by the total of risk-weighted assets. The BIS ratio was 10.9 (10.5), comfortably exceeding the minimum requirement set by the external supervisors of 8.0.

Notes to the profit and loss account

Rabobank Group reported a good financial performance in 2003. Net profit increased by 12% to EUR 1,403 million. As a result, the long-term target was attained despite not particularly favourable circumstances.

The net profit was realised on an increase in income and expenses of 8% and 7% respectively. In view of the circumstances, income growth was relatively sizeable. Even if the effect of acquisitions is excluded,

Development in capital and solvency ratios

(in EUR millions)	2003	2002
Tier I capital	19,660	17,202
Tier I ratio	10.8	10.3
Tier I and Tier II capital	19,892	17,414
BIS ratio	10.9	10.5

'If a client suffers damage, he needs to know that his insurance is good. The Claims Service department therefore revolves around client satisfaction. Staff have been trained in this particular aspect, to always show an understanding for the client's situation, to be friendly, to give clear information and to settle the



growth was still substantial. The increase in expenses, however, was sizeable as well, although the underlying trend in expenses was distorted by non-recurring charges such as additions to provisions. Excluding the effect of such charges and that of acquisitions, expenses grew only moderately, which was the result of the cost saving measures taken over the past few years.

Interest income

Interest income increased by EUR 619 million, or 11%, to EUR 6,010 million in 2003. The increase was due to growth in both lending and savings and a higher interest margin. Moreover, the low interest rate in the capital markets caused many private individuals to redeem their mortgages prematurely, generating additional income.

Commission

Total commission for 2003 was EUR 1,852 (1,795) million, a rise of 3% (see diagram on page 16).

Securities brokerage

Thanks to the recovery of the stock exchanges, securities brokerage again increased, rising 11% to EUR 298 (269) million. This increase is almost entirely attributable to the acquisition of Alex. The rest of brokerage income was mainly generated by the local banks. The number of securities orders processed for clients rose by 3% to 1.8 million.

Asset management fees

Asset management fees consist for the greater part of management fees received from the investment funds. The management fees received in 2003 were more or less the same as in 2002, at EUR 385 (386) million.

Results on financial transactions

Results on financial transactions fell by 40% to EUR 170 (285) million in 2003. Results on financial transactions are realised mainly by the whole-sale banking business.

Staff costs

Staff costs rose by 2% in 2003 to EUR 3,770 (3,682) million, mainly due to salary increases. Rabobank Group's workforce decreased in 2003 by 1,018 FTEs to 50,849 FTEs. The number of jobs decreased especially at the local Rabobanks, where the number of FTEs fell by 1,921. Elsewhere, the number of FTEs increased slightly as a result of acquisitions.

'His problem is our problem'



claim quickly and correctly. The client must really feel that his problem is also our problem. We listen to him and suggest a solution that meets his particular needs. It is therefore gratifying to be given the highest score by clients in two independent surveys. We ourselves perform a survey every quarter among clients who have suffered damage, and consistently receive a high rating. These surveys also highlight areas where we can further improve the settlement of claims and our service provision. In that respect, clients have identified possible improvements that we can make to the post-claims process.'

Jan Soetens, departmental head of Claims Service at Interpolis.

Other administrative expenses

Other administrative expenses increased by 17%, or EUR 312 million, to EUR 2,101 (1,789) million, mainly owing to non-recurring items, such as the release of provisions for an amount of more than EUR 60 million in 2002. At the time, this depressed the level of other administrative expenses, whereas in 2003 the level of expenses increased as a result of additions of EUR 87 million to provisions, partly in connection with restructuring. In addition, acquisitions pushed up the amount of other administrative expenses.

Operating profit

Rabobank Group's operating profit for 2003 was EUR 2,995 (2,725) million, up 10%. Rabobank Group's operating profit is achieved by six activities: retail banking, wholesale banking, asset management, insurance, leasing and other.

Value adjustments to receivables

This item is used to account for loan losses. Rabobank Group determines value adjustments to receivables by way of a general provision based on a long-term weighted average of the actual losses expressed as a percentage of outstanding loans, with the most recent years being given the highest weightings. In 2003, value adjustments to receivables increased by EUR 75 million to EUR 575 million. This increase is mainly due to the economic conditions and increased lending.

Value adjustments to financial fixed assets

Value adjustments to financial fixed assets concern write-downs of participating interests and unrealised price gains and losses on the Interpolis securities portfolio. In 2003, this item amounted to EUR 18 (252) million. The EUR 234 million decrease is attributable to the effect of unrealised price gains and losses on the Interpolis securities portfolio. In 2002 significant price losses were incurred.

Commission

in EUR millions


2,000
1,750
1,500
1,250
1,000
750
500
250
0
1999
2000
2001
2002
2003
Insurance
Services
Securities
Asset management
Funds transfers and foreign exchange
Other

May 2003

Rabobank introduces a new investment concept: Rabo FondsEffect.

Net profit

After taxes of EUR 733 (514) million and third-party interests of EUR 266 (209) million, net profit amounted to EUR 1,403 million, a rise of 12% on 2002. Given the market conditions, this is a good result.

Profit appropriation

The net profit, after dividend distributions to holders of Rabobank members capital and Trust Preferred Securities, has been added to reserves to strengthen the financial basis for the further development of Rabobank Group and to create customer value in the future.

Operating result by Group unit

in EUR millions



1,800
1,500
1,200
900
600
300
0
-300
2002
2003
Retail banking
Wholesale banking
Asset management
Insurance
Leasing
Other





Living in 2003

Awareness of what is happening. In society, in the region, at home. Just another day.

Plotting a course from 2003 into the future

Rabobank Group turned in a good performance in an economically difficult year in 2003. Results were better than expected, thanks to our strong market position, the hesitant recovery of the stock exchanges and growth in lending. In the year under review, new steps were taken to further define the ambition of market leadership.

Rabobank Group has set four strategic priorities in order to achieve its market leadership ambition.

1. Strengthening the co-operative Rabobanks, Rabobank Group's core business, by further putting our house in order in the domestic market.
2. Strengthening our position as Allfinanz Group.
3. Developing new (international) opportunities for growth and strengthening our equity position.
4. Strengthening synergies and co-operation within Rabobank Group.

Strengthening Rabobank

Strengthening the position of the local Rabobanks should be the first step in the drive to achieve market leadership. Along with good, innovative services and products with the best possible price/quality balance, other important factors include increased selling power, cost reduction and the further underpinning of the co-operative member base.

Members make the difference

The possibility of becoming a member of Rabobank is an important distinguishing feature in the markets for financial services. That is why membership is still growing in popularity. Over the past three years, membership has more than doubled, from 550,000 to 1.36 million at year-end. If membership makes the difference to the clients, to Rabobank, members make the difference. They are more loyal and purchase more services and products than other clients. Also, the members are an important source of growth and inspiration for the Bank because they give their opinion on the quality of the services and

It is time for a bank that does things differently

'In the TV commercial, I have to explain that Rabobank is a bank with a story. A good story, a relevant story. To some people, Rabobank's background is perhaps rather strange, but it is certainly unique. After all, Rabobank has members who are able to influence what the bank does. And the consequences of that are clear. For example, Rabobank is the largest provider of mortgage loans in the Netherlands and actively contribute ideas about the course the bank is to take. In the time ahead, the focus will be on strengthening member engagement.

Increased local effectiveness

Besides its member base, the Rabobank also worked on getting its affairs in order in 2003. For example, a more personal approach towards major clients has laid a solid foundation for increased selling power of the local banks, while their cost increase was contained within acceptable limits at 4%. Nevertheless, further improvements in efficiency and effectiveness are possible and indeed necessary. A significant move in that direction was initiated in the autumn of 2003 with the finalisation of the 'Rabobank Vision 2005+' policy statement. The policy aim set out therein is twofold: to create local banks of sufficient size and quality to enable them to fulfil the role of market leader in their operating area, but at the same time dimensioned on a scale fitting the near-to-the-client and committed Rabobank identity. This process too, is customer driven; on the basis of a logical division into market areas, we are investigating which banks best qualify for a closer alliance. Because of the banks' growing professionalism and expertise, the role of the Rabobank Nederland support organisation is changing. The organisational consequences and staff implications of this will become clear in 2004.

Advance of Internet

Internet technology plays an important part in the efficiency and effectiveness efforts aimed at strengthening the Rabobank brand, with the Rabobank website as the most visible example of this to the outside world. In 2003, the Bank strengthened its position as Europe's largest Internet bank. But the Rabobank is active not just on its own internetsite. In co-operation with third parties, it has successfully set up web portals that help small and medium-sized enterprises in the agricultural sector improve their business. Within the organisation itself, internet has also established a prominent position. A special Customer Relationship Management programme has been set up, where Internet technology and behavioural change go hand in hand. The tests carried out in the year under review show that selling power could be significantly increased with the aid of this programme. The programme will be expanded further in 2004. Also, the group-wide procurement activities have been optimised using eProcurement, resulting in cost savings of over EUR 100 million in less than two years. The employees themselves benefit from internet technology through a personal intranetsite. In the near future, this site will give them access to all the information that is relevant to them.

Strengthening our position as Allfinanz Group

By strengthening its Allfinanz position, Rabobank Group aims primarily to strengthen its market leadership in the distribution of financial services through the Rabobank brand (mainly the local banks) and, additionally, through existing and new subsidiaries. Further, the Group wishes to be active on a selective basis as a producer of financial products to distributors outside Rabobank Group.

was voted the best Dutch corporate bank. Surveys have revealed that the commercial clearly portrays Rabobank as a prominent and committed bank that operates close to the client. Many employees have told me



how pleased they are that Rabobank is finally showing everyone what a fantastic bank it is. And they are proud of that. And the response from clients, too, has been positive.'

Jochem de Bruin, lead character in the Rabobank TV commercial.

Market leadership expansion

Rabobank Group was already the market leader in most financial retail markets, including payments, savings, investments, home mortgage loans and business financing. In 2003, the Group succeeded in strengthening its market leadership further, evidenced by the further improvement of its leading position in the mortgage loans market and the fact that Rabobank was market leader in all sectors of the small and medium-sized businesses sector for the first time in 2003. Its market share in consumer credit also grew. The successful advance in the corporate market was continued energetically, with Rabobank succeeding in consolidating its number two position in this market segment. On the basis of a client survey, Rabobank was named Corporate Bank of the year by the newspaper Het Financieele Dagblad. Further growth is called for, though. High on the agenda for 2004 is the expansion of our market share in the large cities, including the market position among ethnic minorities. In addition, Rabobank wishes to strengthen its position in real estate. For that purpose, the real estate bank FGH Bank was acquired in 2003.

Subsidiaries: role and added value

Rabobank Group assesses its subsidiaries on the basis of their contribution to the attainment of its market leadership ambition. Besides achieving attractive returns, their objective is to strengthen Rabobank Group's strategic position and image both at home and abroad and to improve the total risk profile, so that the local Rabobanks can continue to offer the best-buy solutions. The subsidiaries are competence centres for the local banks. Apart from this role, virtually all of them also serve their own clients, who do not bank at the Rabobanks.

Product/market entities

Rabobank Nederland's product/market entities (PMEs) are responsible for developing and processing banking products such as savings, loans, funds transfers and securities transactions. They focus almost completely on serving the local banks. In order to support Rabobank Group's market leadership ambition, it might be beneficial for these production businesses also to perform activities for third parties on a selective basis, for example should the existing distribution channels within Rabobank Group yield insufficient economies of scale. An example of those activities is processing securities orders for Friesland Bank.

Multi-distribution

To Rabobank Group, the Rabobank brand is the most important label for the distribution of financial services and products. In addition, clients that cannot be reached with the Rabobank formula are served by the Group's subsidiaries. Distribution via other channels is another way of achieving Rabobank's market leadership ambition. Multi-distribution is

'There was a direct demand from the market. Aboveground infrastructure boxes are often vandalised or knocked down. Someone literally once said: those things should really be placed underground. And so I developed the Hid-box, an underground infrastructure box. To win the Herman Wijffels Innovation Award for this development was a complete surprise. I have used the prize money of 100,000 euros



Joep Jacobs of Mid-Land Industries, winner of the Herman Wijffels Innovation Award 2003.

also a response to broker chains, niche players and non-bank enterprises that sell financial services. Examples of multi-distribution from Rabobank Group are the activities of the Group units Effectenbank Stroeve, online broker Alex and mortgage company Obvion.

Growth abroad

In the Netherlands, Rabobank Group is working on an effective attainment of its market leadership ambition. By establishing an even stronger domestic position, the Group will in due course represent a very appealing partner for foreign parties. Collaboration with a European partner is currently not a priority however. Abroad, Rabobank Group focuses on expanding its position in the food & agricultural business.

Expansion in country banking

Rabobank International has established a strong global position by focusing on the food and agricultural business. In 2003 we continued to invest in wholesale and also in retail. In the year under review, Rabobank International acquired Ag Services of America and Lend Lease Agri-Business. These acquisitions are in line with Rabobank International's country banking strategy, which is to gain a strong position in rural areas by the acquisition of smaller retail banks in developed markets. These two acquisitions, together with Valley Independent Bank (VIB) in California, which was acquired earlier, now enable Rabobank to offer every possible financial service to its agricultural clients in the United States. In Australia, New Zealand and Ireland, Rabobank International is similarly successful in country banking. The intention is for other Rabobank Group entities, such as Robeco, De Lage Landen and Rabo Securities, to sell their products via the country banks as well. Rabobank Group sees country banking as a major strategic activity for growth.

Equity position strengthened

Strengthening Rabobank Group's equity position is a prerequisite for the attainment of its (international) ambitions for growth. It is of primary importance that we earn a satisfactory profit so that we can grow our reserves through retained earnings. Realising Rabobank Group's market leadership ambition requires additional capital, however. In the years 2000 to 2002, the members strengthened our equity position considerably through the purchase of Rabobank Membership Certificates. In the year under review, Rabobank Group increased its reserves by USD 1.75 billion

'It opens doors'

to develop three variations of the Hid-box and a new power box for markets. The award has had a major impact in other ways, too. Previously, we had to fight to be heard by other parties, but this award opens doors. We are now regarded as a fully-fledged player. We will have to wait and see if that leads to more sales. In this industry, it takes a long time between sowing the seeds and harvesting the crop.'

through the sale of Trust Preferred Securities to American institutional investors. There was so much demand for these securities on the American market that Rabobank Group could easily have attracted more than double this amount in reserves.

Synergy and co-operation

Good co-operation and synergy between the various Rabobank Group entities are essential if the market leadership ambition is to be realised. This co-operation can be seen in product development, sales-enhancing activities, the integration of processes and the way in which major policy decisions and business processes are arrived at. In 2003, mutual co-operation brought various new products to the market and produced major cost savings, for example by optimising the procurement activities at group level. Another form of co-operation is the sale outside the Netherlands of the products of Rabobank subsidiaries via the sales channels of Rabobank International. Further definition of effective co-operation remains one of the main priorities for 2004.

Rabobank Group in 2004

Further growth of the activities of Rabobank Group is absolutely necessary, both in terms of quantity (more clients, more members and better financial figures) and quality (more satisfied clients, more knowledge, better internal and external performance and greater member engagement). The priorities in the Strategic Framework should provide for that growth. In 2003, successful steps were taken on course to market leadership in the Netherlands. In 2004, Rabobank Group will continue on that course. The collaboration agreement concluded with Eureko/Achmea at the beginning of 2004 was an important step in that direction. The agreement provides for a 5% interest in Eureko's capital, mutual management participation and the sale by Interpolis of Zilveren Kruis Achmea health care insurance policies via the local Rabobanks and via Interpolis' own distribution channel.


Corporate Bank of the year.
Guess who.

June 2003

Rabobank named 'Corporate Bank of the year' for the corporate sector.

Customer value

Rabobank Group's primary drive is to act in its clients' interest. Our core target is to create and increase customer value, i.e. the value a client attaches to the services. Customer satisfaction with Rabobank's services is higher than for our competitors and increased in 2003.

Rabobank Group wants clients to actually see for themselves that the organisation is driven by their wishes. Optimum product quality and service quality are essential to achieve that. Since 2001, customer value is measured with the aid of the customer value monitor. Within each client group of the local Rabobanks, Interpolis and Robeco, thousands of people in the Netherlands are questioned each year on the performance of these Group entities. At the same time, our competitors' clients are also surveyed about the performance of their banks so that we can benchmark Rabobank against them.

Increased satisfaction

In 2003, the views of over 7,000 people in the Netherlands were polled as part of the customer value monitor. For the first time, the Group entity Alex was included in the survey and the questions were asked and answered via Internet instead of by telephone. As in previous years, the results showed that Rabobank clients are more loyal to and more engaged with their bank than the clients of competitors. Of all the private clients surveyed in 2003, 43% believed that Rabobank acted primarily in their interests and not in its own financial interest. This is virtually on a level with 2002 but significantly higher than the 35% scored by our competitors on this point. Among Rabobank's corporate clients, this percentage increased from 34% to 38%. The percentage of business clients of competitors who thought that their bank acts primarily in their interests increased likewise, from 27% to 35%. Customer satisfaction also increased in the year under review. This is partly due to the fact that the survey was held via Internet. Internet users are accustomed to computers and value virtual channels such as Internet banking and the Rabofoon and self-service equipment such as cash dispensing machines and point-of-sale terminals higher than clients not familiar with these facilities.

Satisfaction

	2003	2002	2001
Rabobank private	**7.7***	**7.4**	**7.5**
benchmark	7.6*	7.4	7.4
Rabobank corporate	**7.4***	**7.1**	**7.4**
benchmark	7.2*	7.0	7.3
Interpolis	**7.8**	**7.6**	**7.6**
benchmark	7.6	7.6	7.5
Robeco Direct	**7.6**	**7.7**	**8.1**
benchmark	7.4	7.4	7.6
Alex	**8.0**	**7.7**	
Benchmark	7.4	7.4	

* polling method changed in 2003 from telephone to Internet.

2003 June

Constructive negotiations result in new Rabobank collective labour agreement.

In order to determine if this had an effect on the rating, customer value was measured over a prolonged period in 2003 via both Internet and telephone. This showed that the opinions of Internet respondents had a (non-recurring) upward effect of 0.2 on the score. Private individuals awarded a score of 7.7 for satisfaction with the services in 2003. Adjusted for the new polling method, this is slightly higher than in 2002 (7.4). Satisfaction among business clients is 7.4. Both figures are higher for Rabobank than for the benchmark competitors. The satisfaction scores for Interpolis, Robeco Direct and Alex of 7.8, 7.6 and 8.0 respectively are also above the level of the competitors.

Rabobank is valued particularly as a bank that is both near to the client and committed to the client. In this respect, as well as on such aspects as personal contact, understanding, responsiveness and time and attention for the client, Rabobank is invariably rated the best bank. To clients, these are important advantages over other banks. All the large banks are given approximately the same scores on more preconditional aspects such as reliability and expertise.

Slight increase in number of complaints

Customer value is reflected in the proper handling of complaints. By expressing their dissatisfaction, clients give the Bank the opportunity to find a solution and to maintain the relationship. A complaint is also an incentive from a client to do things even better. The Complaints Service of Rabobank Nederland handles complaints from clients that are dissatisfied with the solution offered by their local Rabobank.

In the year under review, the Complaints Service received 2,730 (2,641) complaints. After a strong increase of 29% in the number of complaints in 2002, the increase in 2003 was small at over 3%. This is the result of the growing willingness among clients to air complaints.

The increase in the number of complaints about mortgage loans is a result of the low interest rates. In a number of cases, clients who opted for a mortgage replacement had to pay interest compensation. Because they did not accept this, they turned to the Complaints Service. There were fewer complaints on policy. This seems to indicate that more and more clients are becoming accustomed to the new service concepts, such as the use of electronic equipment and direct channels.

Nature of complaint

	2003	2002
Funds transfers	55%	55%
Policy, negligence, discourtesy	23%	27%
Mortgages	6%	3%
Securities	4%	4%
Loans	3%	3%
Cancelling accounts/calling security	2%	3%
Savings	2%	2%
Insurance	3%	2%
Other	2%	1%

Membership policy

Rabobank is different. It is the only large bank in the Netherlands that has members. More and more people are discovering the added value of membership. At year-end 2003, Rabobank had 1.36 million members, comfortably exceeding the target of 1.2 million. The focus of our membership policy has now shifted away from acquiring members to strengthening member engagement.

Members are important to Rabobank. They give advice when asked or volunteer it and stimulate the Bank to even higher standards of customer friendliness, entrepreneurship and innovation. In addition, members show greater customer loyalty and greater satisfaction with the Bank's services and use more products and services than other clients. Indeed, it is Rabobank's co-operative background, its local roots and its social engagement that have resulted in its development into a leading and robust party in the market.

Continued strong growth in membership

In 2003 Rabobank's membership again showed strong growth, with local Rabobanks registering over 200,000 new members. Since the start of the membership campaign early in 2001, more than 810,000 clients have subscribed as new Rabobank members. At 31 December 2003, the meter stood at more than 1.36 million members, considerably higher than the target of 1.2 million.

Motives for membership

Excellence in both products and services forms the basis for membership. Only if the Bank delivers real customer value are people interested in being more than just ordinary clients. Many clients therefore cite the quality of the services as their chief motive for becoming a Rabobank member. Approximately half of the members expect both material and financial benefits, such as discounts on banking and non-banking products and specific member products such as Rabobank Membership Certificates and Rabo RenteExtra, the new investment product for members introduced in 2003. In addition, the majority of members attach great value to Rabobank's engagement in local society. According to a large group of members, they are members because they receive extra information and are invited for seminars and member meetings. More than half say that influence and control are important, although only a small percentage actually exercise them.

Greater engagement

Because the target of 1.2 million members has been achieved, the focus of membership policy has shifted away from the acquisition of new members. The aim now is to intensify the relationship with the existing members. Many Rabobanks were actively involved in this during 2003, for example by helping both new and experienced enterprises to



2003 July

The Tabaksblat Committee presents its first draft corporate government code.

improve their business by offering them a wide range of workshops, seminars, studies and training courses. For the benefit of private members, the banks organised informative evening meetings about such subjects as Internet banking, investment and themes of regional economic interest. In addition, talks were held on various topical themes, often proposed by members, and members could provide feedback on the Bank's policy in members' meetings or member councils. In 2004, the Bank will continue to increase member engagement under the slogan: 'Rabobank members are privileged'. In order to help the local banks in the structured organisation of member influence, Rabobank Nederland held a workshop on that theme in 2003. This workshop will be held in 2004 as well.

One thousand communities

In 2003, Rabobank presented the book 'New links', containing one thousand examples of communities initiated by local Rabobanks. It concerns the initiation of dialogues with and among members and clients with similar interests. Examples are business clubs for young entrepreneurs, young people's councils and platforms for elderly people. In 2003, activities of Rabobank communities also included arts and culture, diversity, sustainability and innovation, as well as quality of life. The book was published at the request of the local banks with the aim of using each other's ideas and experiences in the context of the membership policy.

Female entrepreneurs

A number of local Rabobanks started a female entrepreneurs' community in 2003. The importance of such a network is obvious. Female entrepreneurs are active in one in every three businesses. The same proportion applies to starting businesses. Together with five local trial banks, Rabobank Nederland drew up the 'Communities for female entrepreneurs' handbook in the year under review. The handbook offers practical advice for local banks wishing to establish a local network of female entrepreneurs.

Women's network

'The initiative for the women's network came from Rabobank. The concept appealed to me and several other businesswomen in Helmond. But I never expected that the network would immediately





Irene van Middelaar, co-owner of hotel West-Ende in Helmond and chairperson of Isis, Women in Business.

Retail banking

Rabobank Group's retail banking business maintained its market leadership positions in 2003, although its market share in the savings market is under pressure. In the small and medium-sized businesses sector, Rabobank became market leader in all subsectors in 2003. Operating profit of the retail banking business increased by 18%.

Helping clients achieve their financial ambitions - that is the mission of the retail banking business, which is performed mainly by the local Rabobanks collectively. To that end, they offer their clients a broad and coherent package of financial services and products in the fields of lending, savings, investment, insurance and leasing.

Private clients

Increased market share in mortgage loans

Lending to private individuals, which predominantly consists of mortgage loans, rose by EUR 11.1 billion in 2003 to EUR 110.1 billion, an increase of 11%. Rabobank's market share in mortgage loans (in monetary terms) rose from 25.5% to 25.7%, with a particularly good performance in the home buying market. In contrast, the market share in the mortgage renewal market fell by 2%. The market share of the local banks was 21.6%. Obvion increased its market share by 1% to 4.1%.

Stagnation on the housing ladder

The housing market is stagnating, with few affordable homes on offer for newcomers both in the renting and the owner-occupied markets. As a result, this group is forced to either adjust or postpone its housing plans. In the higher residential segment, many consumers are staying put. In order to bring owner-occupied houses within reach of first-time buyers again, Rabobank introduced the Generation mortgage in 2003. This mortgage allows (grand)parents to help their (grand)children to buy a house through co-debtorship, loans or gifts. The Flow-through mortgage, which was also introduced in the year under review, promotes progression in the housing market. Many potential buyers are cautious about purchasing a new house because their current homes are taking longer to sell. The Flow-through mortgage enables people wishing to move up the housing ladder to realise their home ambitions.

---

attract 75 members when we set it up last year. A lawyer, retail entrepreneurs, a civil-law notary, beauticians, GPs, a farmer, to name but a few. It is a diverse group of women. Our network is called Isis, Women in Business, after the goddess: a strong woman and a devoted mother. Our aim is to network and to learn. We meet four times a year, for example for a discussion evening or a site visit. Useful evenings, we are not interested in tea parties. Another benefit is being able to contact each other and to help each other.'

Business clients

Growth in lending

Lending by the local Rabobanks to businesses increased by EUR 2.9 billion to EUR 54.3 billion in the year under review, up 6%. Corporate lending in the trade, industry and services sector rose by 5% in 2003. At year-end, loans granted amounted to EUR 35.5 (33.7) billion, with the strongest growth in the healthcare, building and transport sectors. Lending to the primary agricultural sector rose by 6%. At year-end, loans granted to this sector totalled EUR 18.7 (17.7) billion.

Strategic reorientation in agricultural market

In the year under review, Rabobank undertook a strategic reorientation in the way in which it provides financial products to enterprises in the entire food chain in the Netherlands. In the process, Rabobank reaffirmed the great value it attaches to servicing the primary agricultural sector and the processing industry in the Netherlands, in line with its international focus on the food & agriculture business. It was decided to co-ordinate the services to the entire food chain in the Netherlands from a single point in the organisation. This has led to a bundling of forces in the Food and Agriculture domain.

In response to developments in the primary sector, the efforts of the food and agriculture domain are focused especially on the larger enterprises in such sectors as glasshouse horticulture and dairy farming, resulting, among other things, in innovative financing constructions such as the first sale and leaseback transaction in horticulture for environmentally friendly investments. Due in part to the new approach, the downward trend in Rabobank's market share in the primary agricultural and horticultural sector was halted. At the same time, there was a marked recovery in customer satisfaction and greater Rabobank visibility and recognition in the entire agricultural chain in the Netherlands.

The outbreak of avian influenza commanded a great deal of attention in 2003. Thanks to the local banks' individual approach towards affected businesses - which is our strength - good solutions could be found for these businesses in most cases. During the efforts to control the out-

'Our daughter wanted to live in Amsterdam. But the house prices there are sky high. Certainly for a recent graduate, even one with a good job with a media company. She fell in love with a renovated apartment in an old neighbourhood. But the mortgage offered to her required additional security, including supplementary life insurance, making the monthly costs just too high. Rabobank's Generation mortgage was the answer. As her parents, we stand surety for her payments. That costs us nothing. We only step in if she defaults on her obligations. Christina now pays, on a net basis, 250 euros less each month than if she break, it became apparent once again that Dutch citizens have a great aversion to large-scale culling of animals. In a bid to increase societal support for intensive livestock production, the Ministry of Agriculture, Nature and Food Quality in the Netherlands organised a nation-wide debate on this issue. Rabobank participated fully in this debate, underlining that it will deploy its entire range of financial instruments to help clients achieve increased sustainability in the food chain. It also pointed out, however, that no sector political measures could be expected from a private organisation such as Rabobank.

Rabobank market leader in all MKB sectors for the first time

A survey by TNS NIPO of the first quarter of 2003 revealed that Rabobank is the market leader in all subsectors of the Dutch small and medium-sized businesses (MKB) sector. The market share varies per sector, between 31.2% and 52.3%. Rabobank clients are especially satisfied with the products and the 'operational excellence': the fast, correct, error-free and therefore professional way in which business with clients is handled. Total market share in the small and medium-sized businesses sector was 39% in 2003. In terms of enterprise size, Rabobank's market share for sole traders declined to 34%, while for enterprises with 2 to 10 employees, it rose to 43% and for enterprises with 10 to 100 employees it increased to 37%.

Policy for the elderly

Talking load points

In 2003, Rabobank carried out various trials with talking load points for the Chipknip electronic purse, with the aim of simplifying the use of the Chipknip for elderly or visually handicapped people. The outcome of the trial was very positive and in consultation with care institutions it has been agreed to install the equipment in more care homes.

Training for the elderly

Together with SeniorWeb, Rabobank offers Internet training courses for the over-50s. The existing range of training courses offered in Internet banking, modern funds transfers and computer skills has been extended in 2003 with training courses in investment, annuities, pensions and

Generation mortgage



had had to finance the purchase alone. That is a lot of money. Christina is now busy decorating and furnishing the apartment with the help of friends. I give her a little now and again to help her out, but most things she pays for herself. After all it mustn't get out of hand: I have another two children at college who may also come running to mummy and daddy shortly when they too want to buy a house.'

Jan de Wijn from Loosdrecht. Thanks to his help and the Generation mortgage, his daughter Christina was able to buy her house.

mortgage loans. In this way, Rabobank aims at familiarising elderly people with the new forms of electronic services. Local banks themselves organise training meetings as well. Last year, some 60,000 elderly people used these extra services.

Savings

Market share decline

Rabobank Group's market share in savings declined by more than 1% in the year under review, to more than 38%, mainly because the group did not manage to take full advantage of the release of company savings scheme accounts. Savings accounts with the local banks nevertheless grew, by 9% to EUR 65.8 (60.6) billion. Of the total savings in the Netherlands, 35% are held by the local Rabobanks and 3% by Roparco, the savings arm of Robeco Group.

Shift to Internet savings

Rabobank clients have a choice of savings options: the Rabo Return Account via its office network, Rabo Telesavings via the telephone and Rabo Internet savings via Internet. The share of Internet savings in the total savings amount at the local Rabobanks has increased enormously over the past few years. Currently, 41% of savings is held on an Internet savings account.

Rabobank distribution policy

Rabobank is and remains the bank-near-you

Rabobank's policy is to be and to remain the undisputed bank-near-you in the Netherlands. Even if the number of local banks is reduced by mergers, Rabobank will maintain its closely-knit network, which has the highest number of points of contact for clients in the Netherlands. This is illustrated by the way in which the Bank responds to the changes in the market and the changing preferences of individual and groups of clients. For example, the reduction in physical services as a result of - among other things - the ever-increasing popularity of electronic banking services, is compensated by an increase in the number of cash dispensing machines and service points.

Actions under the bank-near-you policy included increasing the number of Rabobank Cash Points in shops and the establishment of Service Shops in a number of small communities, which was initiated by Rabobank and implemented in co-operation with local and regional authorities and institutions.

Service Shops

In the year under review, the first Service Shop was opened in Epen, a small town in the south of the province of Limburg. The idea behind the

Development per savings channel

as a percentage


100
80
60
40
20
0
Rabo Return Account
Rabo Telesavings
Rabo Internet savings
2000
2001
2002
2003

July 2003

Rabobank celebrates its 1.25 millionth member.

Service Shops is simple. Small communities and some neighbourhoods in urban areas are too small to enable service providers to operate a profitable branch. By combining facilities and services into a single shop, service providers save costs and can extend their presence in small communities, so that the services remain available to local residents. The Service Shop is a multifunctional desk, offering services in the fields of banking, mail, housing, labour, healthcare and municipal services.

Electronic banking

Rabobank's website www.rabobank.nl is one of Europe's most frequented Internet banks, with more than 1.5 million hits each month. Rabobank is also the largest Internet bank by far in the Netherlands with almost 1.7 million clients online. Online banking is growing fast: in 2003 the number of online bankers rose by more than 30%. Internet banking can be used for payments, savings, securities transactions and insurance (the All-in-One Policies). Clients can also monitor their mortgages via Internet.

The number of electronic payment transactions by private individuals (via Internet, Telebanking and Rabofoon) increased sharply during the past three years, from 37 million to 72 million. In the same period, the proportion of electronic payment orders increased from 32% to 53%. The increasing use of Internet banking, particularly, resulted in a sharp decline in paper payment orders ('Forms' in graph).

Mainly as a result of the shift away from financial desk services to electronic banking, staff numbers at the local Rabobanks fell by more than 1,900 FTEs, a reduction of 6%.

Rabobank.be

Since November 2002, clients in Belgium can visit Rabobank.be. This 100% Internet bank focuses on the private market and offers savings products as well as a limited number of Robeco investment funds, among other things. Rabobank.be is the first direct-bank initiative

Payment transactions by private individuals

as a percentage


100
80
60
40
20
0
Forms
Electronic channels
2001
2002
2003

Obvion

Obvion, a joint venture between Rabobank and the ABP pension fund, sells mortgage loans under its own brand via agents. Through Obvion, the Rabobank Group is able to acquire additional market share in order to strengthen its market leadership in mortgage loans. This worked well in 2003: Obvion's market share increased from 3.1% in 2002 to 4.1% in 2003. In order to finance the fast growth in new mortgage business, Obvion securitised more than EUR 1.5 billion of its mortgages portfolio in December 2003 through a public capital market transaction. Bonds were issued for that amount, which have been placed with institutional investors in Europe. The transaction was structured by Rabobank International.

outside the Netherlands. Its competitive rates, simple products and user-friendly site distinguish it from other Belgian banks. The Bank's ambition is to be seen as the 'best buy in the market'. At year-end, funds entrusted were EUR 299 million, comfortably exceeding the target, but the number of clients lagged behind expectations, at 13,700.

Rabobank travel activities acquired by Globe Reisburogroep

In 2003, Globe Reisburogroep, a subsidiary of the Oad Group, and Rabobank Nederland agreed on the acquisition of 75 Rabobank travel agencies by Globe. The travel activities no longer formed part of Rabobank's strategy. The Oad Group is an organisation with a great deal of expertise and experience in the travel sector and has an excellent reputation.

Results

Increase in operating profit

Operating profit of the retail banking business for 2003 was EUR 1,643 million, up 18% on 2002. Income rose by 8% on 2002, while operating expenses increased by 4%. The rise in income was largely due to growth in both lending and savings. The increase in commission was due in part to higher results on funds transfers.

www.rabobank.com, www.obvion.nl and www.rabobank.be

Key figures - retail banking

	2003	2002	change
Results (in EUR millions)			
Total income	**5,090**	4,705	8%
Total operating	**3,447**	3,318	4%
Operating profit	**1,643**	1,387	18%
Balance sheet (in EUR billions)			
Total assets	**177.7**	163.7	9%
Lending	**164.4**	150.4	9%
Savings	**65.8**	60.6	9%
Total risk-weighted assets	**115.4**	107.3	8%
FTEs in local banks	**29,749**	31,670	-6%
Market share			
Mortgage	**26%**	26%	
Agricultural	**85%**	83%	
Trade, industry and services	**39%**	39%	
Savings	**38%**	40%	

Wholesale banking

Rabobank Nederland's wholesale banking business succeeded in achieving a marked growth in results in 2003. The quality of the services to the Dutch corporate market earned it the title 'Corporate Bank of the year'. Two foreign acquisitions helped to further realise the strategic ambitions.

Rabobank Nederland Corporate Clients focuses on the full breadth of the Dutch corporate market. Rabobank International is Rabobank Group's international business bank. It operates on a global scale, focusing specifically on enterprises in the food and agri-business sectors and also has international activities with advanced financial products aimed at professional counterparties in the financial markets. Group Treasury provides for Group divisions' liquidity needs and their need for instruments to hedge their interest rate and currency exposures. Group Treasury also manages Rabobank Group's balance sheet.

Rabobank Nederland Corporate Clients

Rabobank Nederland Corporate Clients (RNCC) is responsible for the service to corporate clients (enterprises, foundations and institutions with more than 20 employees and turnover exceeding EUR 10 million) in the Netherlands. At RNCC, Rabobank's services to clients in the corporate market are concentrated within a single formula. In 2003, the integrated services to the food and agri-market in the Netherlands were added to RNCC's responsibilities. RNCC offers a broad range of financial products and specialist services and works together with sector teams and regional teams. In co-operation with the local Rabobanks, these teams offer an Allfinanz package that is tailored to the client's specific wishes. Partly as a result of this successful formula, a joint survey carried out by research agency Vallstein and Dutch financial newspaper Het Financieele Dagblad singled out Rabobank as the best bank for the corporate market.

Rabobank International

The activities of Rabobank International range from advising on mergers and acquisitions to stock transactions, lending and providing special financing arrangements. Rabobank International serves corporate and retail clients abroad and provides specialised products to both corporate and professional clients at home and abroad.

In the year under review, Rabobank International exercised strict cost control. In combination with strong income growth despite the less favourable circumstances, this yielded a handsome increase in operating profit, with major contributions from the activities in corporate finance, traditional lending and the capital markets.



August 2003

Exceptionally warm weather; almost but not quite the hottest summer on record.

Rabobank International's country banking strategy

Rabobank International's retail activities abroad are carried out under the name country banking. The aim of the country banking strategy is to export Rabobank's expertise as a retail bank for private individuals and agricultural entrepreneurs in the Netherlands to developed markets elsewhere in the world. This is done by acquiring smaller financial parties operating in rural areas in developed markets and with a strong position in the agricultural sector. In 2003, Rabobank International worked successfully on the realisation of its country banking strategy.

Two banks were acquired in the United States: Lend Lease Agri-business and Ag Services of America. Lend Lease Agri-Business now operates under the name Rabo Agrifinance and offers long-term financing to agricultural enterprises in the United States, secured by land and the buildings erected on it. Rabo Agrifinance has USD 2.6 billion in loans and advances and employs 80 people. The listed financing company Ag Services of America is specialised in harvest financing, mainly to American corn and soy growers. The company has since been renamed Rabo Ag Services.

Rabobank International's position in the USA

Rabobank International is one of the main banks for the agricultural processing industry in the United States. It is a market leader in lending to the meat processing sector (particularly chicken and beef), the cotton sector and the wheat sector, among others. It also has a prominent share in the wine sector.

Through Valley Independent Bank in California, which was acquired in 2002, and the recent acquisitions in the United States, Rabobank International held USD 3.5 billion in loans to the primary agricultural sector in the Unites States at year-end 2003, with a similar amount in traditional lending to the processing sector.

An important activity of Rabobank International in the United States is corporate finance. This activity includes enterprises outside the food and agri-sector as well and involved around USD 9 billion in the year under review. Taken together (food and agri-business, corporate finance and operations in the capital market), Rabobank International's activities in the USA accounted for virtually half of Rabobank International's total profit.

Rabobank-branded activities in Australia

The Australian activities likewise make a major contribution to Rabobank International's results. In order to strengthen the platform for further growth in the Australian market, it was decided in 2003 to continue the activities of Primary Industry Bank of Australia (PIBA) under the Rabobank brand. PIBA is traditionally an important financer of Australia's primary agricultural sector. Rabobank has owned PIBA since 1994 and its official name will become Rabobank Australia Limited. PIBA's activities in New Zealand were rebranded in 1999.

Rabobank International has become market leader in the agricultural processing industry in Australia and, thanks to PIBA's rapid growth, is the country's third largest agricultural financer. In New Zealand, Rabobank International has similar market positions. The successful primary sector activities in Australia and New Zealand served as a model for the country banking strategy, which is now also being successfully implemented in the United States and in Ireland.

'2003 saw us enhance the professionalism of our services and cooperation with the local banks across the board. Our employees are better trained, our product range has been extended and our processes are geared to the specific needs of our clients. We are without doubt the 'coming bank' in the wholesale corporate market. And that can be seen not only in the increase in our market share, but also in the title of 'Corporate bank of the year'. A real achievement, especially as it was the companies themselves that awarded us the high score. This award also increases our profile with companies that do not yet bank with



Rabo Securities

Rabo Securities is Rabobank International's wholesale securities house. Its operations include share issues, mergers and acquisitions, derivatives, and share research, sales and trading. Rabo Securities has operations in Amsterdam and London, and an office in New York was opened in 2003. Rabo Securities operates on Euronext and the London Stock Exchange, among others.

In the year under review, Rabo Securities acquired a strategic interest of 51% in Rembrandt Corporate Finance, which focuses on tailored advice and support to directors/controlling shareholders during business transfers and expansions. This acquisition has resulted in the creation of the new combination Rembrandt Mergers & Acquisitions, a specialised consultancy agency with an extensive client network and a strong position in the small and medium-sized businesses sector.

Rabo Securities' new investment products for private investors

In addition to providing services and products to the wholesale market, Rabo Securities is also active as a producer of share derivatives for private investors. In 2003, three new investment products were launched. At a volume of EUR 650 million, the issue of the Rabo Global Titans Bond was highly successful. The issue of this share-related investment product was one of the largest issues of derivatives products in the Netherlands. The issue of the Rabo S&P 500 Guarantee Certificate meets the requirements of private investors who share the vision that Standard and Poor's 500 Index will go up in the medium to long term but who also want protection should the index fall. The issued Rabo Double Tracker Note is designed for investors who believe that the AEX index will go up in the medium to long term.

Group Treasury

Group Treasury did not manage to take full advantage of the market conditions in 2003, resulting in lower profits than in 2002. Income especially was significantly lower than in the previous year although this effect was partly offset by cost savings. In 2003, Group Treasury strengthened Rabobank Group's reserves by the issue of USD 1.75 billion in Trust Preferred Securities. Also, it assisted various Group entities in the implementation of a risk management system.

'We are the coming bank'

us, highlighting the fact that we are a proactive and solid alternative. This is an advantage for attracting new companies, as we still have a long way to go. Our share of the Dutch corporate market is currently 22%, and our aim over the medium to long term is to increase that to a market share that is fitting for the largest bank in the Netherlands: 30% to 32%. We must achieve sustainable growth, by establishing long-term relationships with clients. Short-term gain is not our style.

Monika Milz, director of wholesale banking unit Rabobank Nederland Corporate Clients.

With the aid of RaboDealAssist, which was developed by Group Treasury, small and medium-sized businesses can purchase currency and interest derivatives simply via the Internet, enabling them to hedge their currency and interest rate exposures. Regional treasury teams provide clients with up-to-date information on treasury products and currency and interest rate risk management. The combination of RaboDealAssist and the continuous information from the regional treasury teams resulted in a significant increase in the volume of derivatives.

Euronext Amsterdam and Rabobank introduce money market instruments listing

As part of its liquidity management for Rabobank Group, Group Treasury paid a great deal of attention during the past year to the securitisation of short-term Rabobank notes. Partly as a result of that activity, the Amsterdam financial centre enjoyed a double first in 2003. Euronext created the possibility to list short-term debt securities - Certificates of Deposit (CDs) of financial institutions and Commercial Paper (CPs) of enterprises - and Rabobank was the first issuing body to make use of this new possibility. In this connection, both parties signed the listing agreement of Rabobank Nederland's 'Euro 25,000,000,000 Euro-Commercial Paper and Certificate of Deposit Programme'. The possibility to list money market instruments was developed jointly by Euronext Amsterdam and Group Treasury.

Increase in operating profit

Operating profit of the wholesale banking business increased in 2003 by 10% to EUR 987 million. Income grew by 8%. Operating expenses increased by 6%. These higher costs are mainly attributable to the integration of units acquired from Rabobank International. Group Treasury was unable to benefit sufficiently from the market conditions. Its profit fell, despite lower expenses.

www.rabobank.com, www.gilde.nl and www.rabosecurities.com

Gilde Investment Management

Gilde Investment Management provides enterprises with venture capital, which is invested by specialised investment funds (including Gilde IT, Gilde Buy Out and Gilde Participations) in which third parties also participate. The shares of these enterprises are sold in due course and the investments are turned into cash. On account of changes in the fund's management, the shareholders of Gilde IT fund II decided in 2003 that only subsequent investments in existing participations were allowed. At year-end 2003, investments of Gilde Investment Management totalled EUR 611 million. Because market conditions showed a slight recovery in 2003, a modest profit was achieved.



September 2003

Queen's Speech: on the third Tuesday in September, Prime Minister Balkenende's second government presented a record amount of EUR 17 billion in budget cuts.

Rabo International Advisory Services (RIAS)

Although not part of the wholesale banking business, Rabo International Advisory Services (RIAS) makes an important contribution to Rabobank Group's international core activities with its world-wide advisory services.

RIAS was created in order to use Rabobank's long-established expertise in financing, co-operative development and agri-business on the international stage, particularly in emerging markets and developing countries in Central and Eastern Europe, Africa, Asia and Latin America. RIAS focuses on restructuring and advising financial institutions that finance farmers and smaller enterprises. It also contributes to the development of sustainable co-operative organisations. Examples of projects that RIAS was involved in during the year under review include the restructuring of agricultural banks in Egypt and Kirgizskaya SSR, setting up a sugar beet co-operative in Russia and the development of financial instruments for the financing of this co-operative and the processing of sugar beets.

With its know-how, RIAS also contributes to the reinforcement of Rabobank International's leading position as an international food and agri-business bank. For example, RIAS advises on the consolidation and modernisation of large co-operatives that are clients of Rabobank International. The advice provided to these clients concerns such aspects as strengthening their corporate governance and their capitalisation, improving their credit rating and the introduction of a transparent system of payments to members for products supplied by them. RIAS advised a number of co-operative organisations in the United Kingdom, on the basis of which Rabobank International's London office was able to develop new commercial activities.

Key figures - wholesale banking

	2003	2002	change
Results (in EUR millions)			
Total income	**1,954**	1,815	8%
Total operating expenses	**967**	915	6%
Operating profit	**987**	900	10%
Balance sheet (in EUR billions)			
Total assets	**257.6**	244.5	5%
Lending	**47.9**	47.8	0%
Totaal risk-weighted assets	**38.8**	35.9	8%
FTEs*	**5,252**	4,729	11%

* including acquisitions





The blending of tradition and innovation in a state-of-the-art cheese plant.

The realisation of ambition.

Another cog in the wheel of the Dutch economy.

Working in 2003

Asset management and investment

Assets managed by Rabobank Group increased by 10% in 2003 to EUR 184 billion. This growth was attributable both to the inflow of new assets and to upward share price movements. Operating profit from asset management activities rose by 24% to EUR 157 million.

Robeco Group is the competence centre for investment within Rabobank Group. This subsidiary offers clients a wide range of investment funds and services in both Europe and the United States. Schretlen & Co specialises in asset management, asset planning and advice and focuses on clients of local Rabobanks. Effectenbank Stroeve focuses on investment advice and asset management and operates mainly in the Randstad area, in the west of the Netherlands. With the acquisition of Alex in 2003, Rabobank Group took over the leading position in online investing. Alex is a successful internetbroker that targets active investors.

Increase in assets managed by Rabobank Group

At the end of 2003, total assets managed by Rabobank Group amounted to EUR 184 billion, up EUR 16 billion on 2002. Assets managed comprise the assets managed on behalf of clients and the Group's own investment portfolio. In 2003, the latter increased by 1% to EUR 52 billion. Assets managed by the Group on behalf of clients, including the assets managed by Interpolis on behalf of third party pension funds, grew by EUR 15 billion to EUR 132 billion. Price gains on equity investments amounted to EUR 11 billion. The inflow of new assets amounted to EUR 2 billion. The depreciation of the dollar against the euro had a negative effect of more than EUR 6 billion.

Acquisition of Alex

In 2003, Rabobank Group finalised the acquisition of the e-brokerage activities of Dexia Bank Nederland, which had decided to sell its two brands, Alex and VEB Bottom-Line (together the 'Alex' business unit), because these activities were no longer part of its core activities. Both brands were combined into 'Alex', an independent business unit within Rabobank Nederland. Market leadership in retail investment services is a key objective of Rabobank Group and the acquisition of Alex is a major step towards the attainment of this objective. As a result of this acquisition, Rabobank Group is now market leader in online investing. Alex will continue to be an independent market operator.

More investment orders

The number of orders for securities and options from clients of local Rabobanks increased by 3% in 2003 to 1.8 million. Clients are increasingly placing investment orders via the Internet. In 2003, almost half of the total number of investment orders was placed via this channel, at the

Breakdown of investment orders

as a percentage



100
80
60
40
20
0
Advisors
Rabo Orderlijn
Internet
2000
2001
2002
2003

expense of the number of orders placed through advisers and by telephone. In 2003, orders placed via the advisors at local banks declined to 35% and the number of orders placed via the Rabo Orderlijn to 17%.

Apart from the 1.8 million orders for securities and options, orders for Robeco funds from clients of the local banks were also transacted last year. The number of orders processed for Robeco funds declined by 14% to 1.0 million. At Alex, the number of investment orders increased, with its clients placing more than 2.0 million orders, up more than 20% on 2002.

Rabo FondsEffect: a new way of investing

In 2003, Rabobank introduced Rabo FondsEffect, a new initiative providing investors with active and personal advice. Rabobank monitors not only the client's portfolio but also the returns. If the portfolio requires adjustment, the investor is informed. With the introduction of Rabo FondsEffect, Rabobank has taken a further step in implementing its new securities services.

Increase in operating profit

Operating profit from asset management activities increased by 24% to EUR 157 (127) million. Income rose by 6%, operating expenses by 1%.

Robeco Group

The branded fund Robeco is the Dutch market leader in investment funds and is one of Europe's biggest funds. Besides offering investment funds for private clients, Robeco also provides asset management services to institutional clients. With a lower return than the benchmark, Robeco failed to meet expectations last year. The fixed-interest funds, including Lux-o-rente, performed much better.

Institutional clients account for more than half of the assets managed by Robeco. In 2003, total assets managed by Robeco increased by 9% to EUR 108 billion, of which approximately 35% originated from the United States. The growth was affected by the depreciation of the US dollar. Adjusted for this effect, the increase was 16%. Robeco benefited especially from the higher demand for alternatives, such as CDOs. Transtrend, the hedge fund manager acquired in 2002, had an excellent year, with both assets managed and profit more than doubling. Robeco's profit for 2003 was EUR 168 million. After a disappointing year in 2002, this is a strong improvement, which was partly due to cost saving measures and flourishing income from alternatives.

Robeco funds concentration provides transparency in cost structure

In 2003, Robeco decided to streamline its range of European funds on offer. A focused product range makes Robeco attractive for collaboration with other banks in Europe.

The general trend in Europe is for banks to offer third party funds besides their own funds. Its reputation and independence allow Robeco to fully benefit from market developments. Another trend is the falling demand for relatively small, specialised investment funds. Larger investment funds are able to achieve a better spread of their assets. For that reason, a number of Robeco funds are being transferred from the Netherlands to Luxembourg, to be integrated with comparable Robeco funds there.

September 2003

Rabobank finalises 'Vision 2005+', the vision for the local Rabobank of the future.

The new cost structure resulting from this move is much more transparent. Robeco USA in New York will be responsible for the portfolio management of funds investing exclusively in North America. In this way, the knowledge and experience obtained as a result of the acquisitions in the United States become available to Dutch private investors as well.

Schretlen & Co

2003 was a successful year for Schretlen & Co. Assets managed and held in custody increased by 23% to EUR 4.7 (3.8) billion. Schretlen expanded its services further with the introduction of Rabobank Estate Management Services (REMS). In addition, a special programme, FutureS&Co, was developed for the children and grandchildren of Schretlen's clients. By means of workshops and company visits, among other things, these young people are introduced at an early stage to all the various aspects of money and investment.

Effectenbank Stroeve

Effectenbank Stroeve focuses on active private and professional investors and has distinguished itself over the past few years mainly on the basis of its high rankings for its European fund and sector research. Effectenbank Stroeve is the Dutch market leader for services to professional clients, such as independent asset managers and brokers. In 2003, assets managed and held in custody by Effectenbank Stroeve increased by 27% to EUR 2.4 (1.9) billion.

Alex

Internet broker Alex is the market leader in online investing in the Netherlands. Alex focuses specifically on active private investors and offers the possibility to deal independently and at competitive rates on several stock exchanges. Alex, named the best Internet broker in the Netherlands on more than one occasion, introduced the Alex Academy late in 2003, where investors can follow a full education course at different levels. Alex is the largest provider of private orders, both on the Euronext securities exchange and the Euronext derivatives exchange.

www.robeco.com, www.schretlen.com, www.stroeve.nl and www.alex.nl

Key figures - asset management and investment

	2003	2002	change
Results (in EUR millions)			
Total income	**620**	586	6%
Total operating expenses	**463**	459	1%
Operating profit	**157**	127	24%
Assets managed (in EUR billions)	**184**	168	10%
- For clients	**132**	117	13%
- Investment portfolio	**52**	51	1%
Number of (millions)			
- Securities and options local banks	**1.8**	1.8	3%
- Robeco funds local banks	**1.0**	1.1	-14%
- Alex	**2.0**	1.7	20%
FTEs*	**2,050**	2,030	1%

* including Alex

October 2003

The Netherlands shocked by another case of mindless violence.

Insurance

After a difficult year in 2002, Interpolis made a good recovery in 2003. Investment returns and the result on ordinary activities both developed well. The market positions were reinforced and Interpolis' services received very high scores in three independent surveys. Not all units were successful, however, with People & Work and Corporate Non-life yielding disappointing results.

Interpolis focuses on insurance, occupational health and safety (including reintegration) and pensions. It is committed to delivering customer value and market leadership and has opted for a distinctive and high profile. Interpolis' aim is to be a fitting partner for clients and to enable people to take a rational approach to their uncertainties by recognising risks, preventing damage where possible and taking out insurance where necessary. In 2003, premium income from insurance increased by 6% to EUR 3.9 billion. Income from services (particularly pension services and occupational health and safety and reintegration) increased by 15% to EUR 279 million.

Customer value

Interpolis' strong performance in terms of customer value was confirmed by three independent external surveys in 2003. Interpolis received a high score in a performance survey carried out by IG&H Management Consultants among banks and intermediaries, which compared life insurance companies with each other. Its services received a rating of 7.3. The services of the internal staff, the tax lawyers and the administrative process particularly, were rated very high. According to the survey, Interpolis' good performance means that it provides the best services of all major insurance companies in the Netherlands.

A survey carried out by Independer.nl, a comparison site, gives Interpolis high scores for its car insurance product. Consumers were surveyed on their opinions about their insurance company. With a score of 7.6 Interpolis is among the three best providers. The Management Team business magazine surveyed how clients value enterprises operating in the business finance sector. Of the insurers included in the survey, Interpolis was awarded the highest score: 7.05.

Insurance activities

Interpolis reinforced its position as market leader in life insurance for private individuals in 2003. Having lost market share in 2002, its market share grew by 4% in 2003 to 15%, thanks to focused advertising campaigns carried out in co-operation with the local Rabobanks. Total life insurance premiums amounted to EUR 2,436 million, up 13% on 2002. Of this amount, EUR 2,213 million related to individual life insurance and EUR 223 million to collective insurance.

Premium income from non-life insurance activities increased by 7% in 2003 to EUR 1,278 million. The increase is due to both growth of the number of package policies and the higher number of categories insured per policy. The reinsurance premium was EUR 179 million.

Higher income from services

Income from services, mainly in the fields of pensions and occupational health and safety (absenteeism management, health and safety services and reintegration) increased by 15% in 2003 to EUR 279 million. Income from pensions showed a particularly strong increase.

All in One Policy

The All in One Policy, introduced by Interpolis in 1997, enables clients to insure against losses in the categories traffic, home, third-party liability, legal assistance and recreation within a single policy. The premium discount increases in line with the number of categories insured. At the end of 2003, Interpolis had written more than 1.1 million All in One Policies. The total non-life premiums from private individuals, the greater part of which related to All in One Policies, amounted to EUR 571 million, up 14% on 2002.

Business Compact Policy

The Business Compact Policy is to small and medium-sized businesses what the All in One Policy is to private individuals. During 2003, the number of Business Compact Policy taken out passed the 200,000 mark; at the end of 2003, the number of policies written was more than 204,000, up 7%. The average number of objects insured per policy increased from 5.6 to 6.0. Premium income rose by 7% to EUR 432 million.

Results

After the difficult year in 2002, Interpolis' results improved sharply in 2003. Operating profit doubled to EUR 174 million, mainly thanks to the improved result on ordinary activities (excluding investment results). In addition, the market value of Interpolis' share portfolio increased sharply in 2003. As a result, part of the value adjustments to financial fixed assets recorded last year could be reversed. A few business units produced disappointing results however. The results of People & Work, for example, were lower than expected. The merger of various units into a single business, political measures and falling figures for absenteeism due to illness resulted in higher costs and lower income. A reorganisation has meanwhile been started in order to bring expenses more into line with the level of activities. The results of the Corporate Non-life unit remained negative but showed a marked improvement on the disappointing year 2002. A more individual approach and better segmentation should help to improve results.

www.rabobank.com and www.interpolis.com

Non-life gross premiums

in EUR millions


600
500
400
300
200
100
0
1999
2000
2001
2002
2003
Private individuals
Businesses

Key figures - insurance

(in EUR millions)	2003	2002	change
Insurance premium	**3,893**	3,661	6%
- Life	**2,436**	2,161	13%
- Non-life	**1,278**	1,192	7%
- Reinsurance	**179**	308	-42%
Income from services	**279**	242	15%
Operating profit	**174**	77	126%
FTEs	**5,328**	5,215	2%

Leasing

Despite the difficult market conditions in 2003, De Lage Landen succeeded in expanding the volume of its activities. Operating profit increased by 11% to EUR 264 (238) million and the loans portfolio grew by 11% to EUR 12 (11) billion. The business increased its leading position in the international vendor finance market.

Market leadership

Its long-term focus on vendor finance, its sophisticated systems and its network of 21 countries spread over four continents enable De Lage Landen to acquire prominent international clients. In 2003, new clients included Steelcase, Microsoft Capital Corporation, Merrill Lynch, Komatsu, Sony and SAP. This demonstrates that the business has become a leader in the international vendor finance market.

International activities

De Lage Landen International B.V. is an international provider of high-quality asset financing products, with offices and collaborative ventures in Europe, North and South America, Australia and New Zealand. The international services - specialised asset financing and vendor finance services - focus on the Agriculture & Food, Healthcare, IT, Telecommunications, Materials Handling & Construction Equipment and Office Equipment sectors. De Lage Landen has almost 2,500 employees worldwide, of whom approximately 750 in the Netherlands.

Activities in the Netherlands

In the Netherlands, De Lage Landen offers a wide range of leasing and trade financing products, including equipment lease, ICT lease, vendor lease and car lease. De Lage Landen's strengths in the Netherlands are its fast settlement of lease contracts and its specialist knowledge of objects in various branches of industry. Its product range is marketed through the local Rabobanks as well as directly. As from



October 2003

Jochem de Bruin stars in the TV commercial.

2004, the activities of the Dutch and European divisions have been combined. This integration enables De Lage Landen to respond faster and more effectively to market changes and to generate efficiency gains.

Loans portfolio

De Lage Landen's loans portfolio grew by 11% in 2003 to EUR 12.3 (11.0) billion. Growth was depressed by the decline of the dollar against the euro. Excluding this effect, growth would have been 25%. Of the total portfolio, EUR 5.3 (4.9) billion related to the America division and EUR 7.0 (6.1) billion to the Europe division, of which EUR 3.3 (2.6) billion related to the Netherlands.

Operating result improves yet again

Operating profit from leasing activities rose by 11% to EUR 264 (238) million. Income increased by 8% and operating expenses by 6%. The result is largely attributable to activities in the United States. Due to currency risk hedging, however, the decline of the dollar had a negligible effect on profit.

Key Figures - Leasing

	2003	2002	change
Results (in EUR millions)			
Total income	**569**	525	8%
Total operating expenses	**305**	287	6%
Operating profit	**264**	238	11%
Loans portfolio (in EUR billions)	**12.3**	11.0	11%
- The Netherlands	**3.3**	2.6	27%
- Europe	**3.7**	3.5	6%
- America	**5.3**	4.9	7%
FTEs	**2,424**	2,225	9%

Real estate

Last year, Rabobank Group expanded its real estate activities with the acquisition of FGH Bank. With its Rabo Vastgoed entity, the Group was already a major player in real estate. FGH Bank and Rabo Vastgoed together give a boost to the realisation of Rabobank Group's strategy aimed at reinforcing its Allfinanz position.

In the Netherlands, Rabo Vastgoed operates in project financing and real estate development. FGH Bank is specialised in commercial real estate financing. With the acquisition of FGH Bank, Rabobank Group has considerably strengthened its position in the real estate market and acquired knowledge and expertise in the field of commercial real estate financing. FGH Bank will continue its activities under its own brand. The Group aspires to further expand its position in the real estate market in the years to come.

Rabo Vastgoed

Rabo Vastgoed, Rabobank Group's real estate project development and finance arm, develops a large variety of projects, either on its own initiative or commissioned by municipal councils, building corporations and construction enterprises. Projects range from small-scale building in town centres to the development of entire 'Vinex' new towns, shopping centres and office blocks. Last year, more than 1,800 houses were built, 21% more than in 2002. Project development is carried out in close co-operation with the local Rabobanks. The local banks provide Rabo Vastgoed with detailed knowledge of the local real estate market. In turn, Rabo Vastgoed helps local Rabobanks to capture and retain (new) clients at an early stage. In 2003, Rabo Vastgoed acquired a 60% majority interest in Livingstone Building Industry and the development activities and land positions of Gerritsen Bouwgroup. At 31 December 2003, Rabo Vastgoed's order portfolio amounted to EUR 4.0 (3.9) billion. Operating profit was EUR 15 (12) million.

FGH Bank

FGH Bank, which specialises in financing commercial real estate, has formed part of Rabobank Group since October 2003. The acquisition will enable FGH Bank to offer a broader package of services because it now has access to Rabobank Group's extensive knowledge and network. In turn, FGH Bank's services complement those of the local banks, which also operate in commercial real estate financing. Early in 2004, De Lage Landen's real estate financing activities were integrated into FGH Bank. The strong decline in economic activities in 2003, together with the downsizing scenarios at many larger enterprises, caused an increase in vacancy rates, particularly in the office market. As a result, the number of loan applications fell in 2003, which was one of the reasons why the financing portfolio declined in 2003 by EUR 0.3 billion to EUR 4.4 billion. Around three-quarters of the portfolio relates to investment financing. In addition, FGH Bank is active in project and land financing, trade financing, 'uitpond' financing (i.e. selling rented houses to the sitting tenants), operating lease, own use and derivatives. FGH Bank's operating profit on ordinary activities for 2003 was EUR 53 million.



Een huis kopen zonder eerst uw huidige huis te verkopen.
Met de Doorstroomhypotheek.

2003 October

Rabobank introduces the Flow-through mortgage.

Risk, returns and capital

For Rabobank Group, the disappointing economic developments in 2003 resulted in only a limited increase of bad debts. Accordingly, the addition to the provision for expected losses was relatively modest. In addition, Rabobank Group holds capital to cover unexpected losses, which comfortably exceeds the capital required by the supervisory authorities. The internally applied standard of economic capital is a more appropriate measure for the capital requirement. In 2003, the return on available capital was 9.4% and the return on economic capital (RAROC) after tax was 12%.

The year under review was characterised by further development and implementation of methods and techniques for translating the various risk categories into a single heading: economic capital. The minimum economic capital to be held by a bank is an internal capital requirement that is based on the Bank's actual risk profile and desired credit rating. By putting all risk categories under the same heading, the results on specific risks can be compared, allowing more efficient use of capital.

Balance Sheet and Risk Management Committee

At Group level, the Balance Sheet and Risk Management Committee (BRMC) is responsible for balance sheet management, risk policy, setting risk measurement standards, broadly determining limits and monitoring developments. Rabobank Group has extensive procedures in place for systematic risk management.

Credit risk

Rabobank's policy on credit risk puts the clients' interests first, with clients offered the greatest possible continuity in services. To this end, a prudent acceptance policy is pursued. Once granted, loans are carefully managed so that there is a continuous insight into the credit risks. Around 50% of the loan portfolio consists of loans to private individuals, which have a very low risk profile in relative terms. The remaining 50% is a highly diversified portfolio of loans to business clients in the Netherlands and abroad. In the year under review, further progress was made with the development of advanced methods for quantifying credit risks. A start has been made on implementing these methods, a process that will continue in the coming year. Within Retail banking, the authorisation arrangement for corporate lending was revised in the year under review to create more scope for the local Rabobanks to provide adequate services to the corporate market within the framework of a professional risk management organisation at local level. In 2003, the Special Management Rabobank Group directorate was established, combining different units that previously focused independently on the



November

Georgia's velvet revolution.

2003

control of special management items in a single group business unit, thereby increasing the transparency and effectiveness of the special management process.

Value adjustments to receivables

The development of loan losses charged to profit can be seen from the movements in value adjustments to receivables as a percentage of loans granted to the private sector. The graph below illustrates this development for Retail banking, Wholesale banking, Leasing and Rabobank Group.

The graph clearly shows Retail banking's low risk profile in lending. Despite the weak economy of the past three years, there is only a slight increase in bad debts. In Wholesale banking, where bad debts are at a higher level than in Retail banking, the losses decreased. For Leasing, the rise in value adjustment to receivables is attributable to the economic downturn and the strong expansion of the lease activities in the United States. These activities have a higher risk profile but also relatively high returns. Netted at Group level, value adjustments to receivables show a steady trend. At 24 basic points, the average for the period 1999 through to 2003 is relatively low, reflecting Rabobank Group's favourable risk profile.

Country risk

Loans to parties abroad expose Rabobank Group not only to the customary risk of default but often also to country risks. The management of country risks is based on a system of internal limits and internal ratings for each country. Provisions for country risk are formed if there is a risk of repayment problems arising in a particular country, for example as a result of government measures or extreme circumstances.

Market risk

Market risk involves changes in the value of the trading portfolio as a result of movements in interest rates, foreign exchange rates and share prices. The exposure is calculated and consolidated on a daily basis and managed using a sophisticated system of limits. At a consolidated level, the exposure is expressed by the Value at Risk. This criterion, based on historical data, indicates the maximum loss that Rabobank Group can suffer subject to a certain degree of probability and in 'normal' market conditions. In 2003, a 'components' Value at Risk system' was introduced. It enables the determination of a specific unit's contribution to the total Value at Risk. Event risk scenarios measure the effect of sharp reversals in market trends. Furthermore, statistical models generate other measures so that traders and the risk management department can calculate their

Value adjustments to receivables

in basic points of 12-month average lending to the private sector


80
70
60
50
40
30
20
10
0
Leasing
Wholesale
Rabobank Group
Retail
1999
2000
2001
2002
2003

positions at any moment of the day. The Value at Risk fluctuated between EUR 11 (10) million and EUR 18 (15) million in 2003, with an average of EUR 14 (13) million.

Interest rate risk

Apart from its exposure to market risks in the trading environment, Rabobank Group is also exposed to structural interest rate risk in its balance sheet. This risk results from mismatches between the periods for which interest rates are fixed on loans and funds entrusted. Short-term interest rates showed a stable development last year and remained at a low level, whereas the long-term interest rate was highly volatile. Its strong fluctuations, added to the fact that the long-term interest rate approached the record low of 1999 last year, caused the number of premature redemptions to increase strongly in the last months of the year. Longer-term risks are measured and managed using Equity at Risk. This ratio expresses the sensitivity of the group equity's market value to interest rate fluctuations. Short-term risks are measured and managed using the Income at Risk concept. This is the maximum amount of net interest income that is put at risk on an annual basis, with a reliability level of 97.5%. The maximum risk during the year under review was approximately 3.5% of net interest income.

Liquidity risk

In the past years, Rabobank Group has worked on a substantial diversification of its funding basis. For that purpose, the focus in raising funds was shifted from other commercial banks to central banks, money market funds, pension funds and asset managers. On the asset side of the balance sheet, greater priority has been given to assets that can be converted readily into cash. In 2003, group-wide global liquidity reporting was introduced, enabling even better monitoring of liquidity risk. Liquidity risk is an organisation-wide matter and managed centrally by Group Treasury.

Operational risk

Operational risk is the risk of direct or indirect losses arising from deficiencies in procedures and systems and from human failures or from external events. In mid-2003, a group-wide operational risk policy was introduced. Its implementation is now well under way. A start has been made with the setting-up of decentralised databases at all entities for recording operational incidents on the one hand, combined with a reporting structure for recording all operational losses in a central database on the other. Likewise, a start was made with making sophisticated instruments available to enable robust operational risk management within the entities. The unchanged main feature in the operational risk policy is that the management of the individual Rabobank Group entities is responsible for developing policy, processes and procedures to manage operational risk in line with Group policy.

Insurance risk

At Interpolis, risk management is concerned mainly with insurance risks. Using appropriate techniques, the risks associated with existing and new products are estimated and changes in them are monitored. This enables the insurer to ascertain whether future commitments can be met with sufficient certainty and whether calamities can be absorbed financially. In its policy, Interpolis takes into account a large number of possible disaster scenarios.

'If the risk is too big for normal financing, local banks can call on us for venture capital. We provide this mainly for company acquisitions, management buy-outs, management buy-ins and expansion. In such cases, we always take a minority interest in the company's share capital. Currently, we have EUR 130 million invested in the capital of 30 companies. 2003 was a successful year for us. Especially now, with the struggling economy, it is an interesting prospect to participate in companies. Such investments are relatively cheap at the moment. We hope that 2004 will again be interesting from an investment perspective. Our ambition is to build up a healthy portfolio of attractive companies. And in this way, we aim to contribute to the

Adjustments to the BIS II regulations

The Basel Committee on banking supervision has reached the final phase of completing far-reaching proposals for the restructuring of capital adequacy regulations. Eventually, these proposals will need to be translated into national regulations by the national supervisors - in this case the Dutch Central Bank. The objective is to achieve a flexible framework that is more closely in line with internal risk control measures and that will result in a more sophisticated credit risk weighting. This should lead to a definitive capital adequacy accord, BIS II, in mid-2004, which is to be introduced at the end of 2006. Within the current capital adequacy accord, BIS I, banks must meet the minimum capital adequacy requirements set by the supervisory authority. With a generous equity buffer of the highest Tier I quality, which is reflected in a Tier I ratio of at least 10, Rabobank Group sets an even more rigid capital adequacy requirement for itself. In 2003, the Tier I ratio was 10.8. This is a comfortable buffer, as demonstrated by the new, far-reaching proposals under BIS II. Given its traditionally low (credit) risk profile, the new capital adequacy requirements for Rabobank are significantly lower than the current ones.

Economic capital

The accord on capital adequacy stipulates that banks must hold capital to cover all risks they face. Rabobank Group uses the most advanced statistical methods to determine the size of the economic capital to be held. These methods analyse the unexpected losses (for which economic capital must be held), assuming a specific degree of probability of the actual occurrence of such losses. Rabobank Group wants to maintain the highest rating (AAA). This rating implies that rating agencies consider the probability of bankruptcy to be practically nil. That is why Rabobank has set itself a higher target as regards the level of economic capital, for a high rating requires a higher economic capital. Risk spreading plays an important part in the calculation of that capital. The better the spread, the less economic capital is required, for then there is less chance of the various losses occurring simultaneously. Rabobank Group's total economic capital for 2003 has been calculated at EUR 13.5 billion. Work is being done to refine these calculations further, but it is already abundantly clear that the level is comfortably under that of the available tier capital of EUR 19.7 billion. This large buffer again underscores Rabobank Group's solid position.

'An exceptionally interesting year, 2003'



growth and professionalism of the whole-sale banking activities. External parties and advisers fortunately also know where to find us. In that respect, the acquisition of Rembrandt Mergers & Acquisitions was a good move for us. Rembrandt specialises in tailored advice and in assisting directors/ majority shareholders with business sales and expansion. They advise, we participate. The perfect combination.'

Cilian Jansen Verplanke, director of Rabo Participaties.

Allocation

Divided according to risk category, half the economic capital covers the credit risk (including country risk). This risk category is the most important one in several respects. Not only does an advanced system analyse the capital requirement, but it also enables better and more efficient risk assessment, provides insight into the degree of risk diversification and is an excellent pricing instrument for loans granted. A quarter of the economic capital is designated for the operational risk and the business risk. The capital for operational risk has been calculated on the basis of the standards of the Basel proposals, but Rabobank Group is working on an advanced model based on both internal and external data. The business risk reflects the tension between the large market dynamics and the degree of flexibility in the response. Of the remaining part, around 20% covers the interest rate risk that arises due to the various terms of assets and liabilities on the balance sheet and the degree to which this risk is hedged. The market risk of the trading portfolio also plays a part in this. A small part (5%) of the economic capital is required for the insurance risk.

RAROC: 12%

Relating the profit achieved on a certain activity to the capital required for that activity produces RAROC, the risk adjusted return on capital. The RAROC instrument enables a proper balance to be struck between risk, returns and capital for both Rabobank Group and the group entities. This approach encourages the individual entities to use capital as efficiently as possible and to ensure appropriate compensation, properly commensurate with the actual exposure. It is thus an essential instrument for positioning products in the market at the right price. Beginning with the budget process for the year 2005, Rabobank Group intends for both the realised and the expected RAROC of the various activities to play a significant role in the allocation of economic capital. RAROC is a better measure of the performance of the Group and its entities than return on equity. In 2003, return on available capital was 9.4% and the calculated return on economic capital (RAROC) after tax was 12%. This is clearly more than the cost of the capital employed, indicating that the Bank has fulfilled one of its core purposes to a significant degree: the creation of economic value.

Economic capital allocation by risk category


Credit risk 50%
Operational and business risk 25%
Market risk and interest rate mismatch 20%
Insurance risk 5%

Economic capital allocation by Group entities


Retail banking 48%
Wholesale banking 28%
Other 24%

Funding and investor relations

In 2003, Rabobank Group raised more than EUR 16 billion in the international capital markets. Trust Preferred Securities were issued in order to raise new reserves.

Rabobank Group's funding policy is to meet the funding requirements of the Group entities at an acceptable cost. The policy is characterised by the wide range of funding sources, flexibility of funding instruments and active investor relations.

Rating

Banks awarded the highest ratings by leading rating agencies are considered to be the world's most creditworthy banks. Rabobank Group's top rating enables it to finance its activities at a relatively low cost.

Rabobank Group increased reserves by USD 1.75 billion

Rabobank Group increased its reserves in 2003 by USD 1.75 billion through an offering of Trust Preferred Securities to institutional investors. The securities were offered on a private placement basis mainly with US pension funds and insurance companies. The proceeds qualify as tier 1 or core capital of the Group. The transaction was 2.5 times oversubscribed. It is Rabobank's first tier 1 transaction in the US market.

Rabobank wins award for MTN issues

In 2003 Rabobank Group received an important award for its funding activities in the international markets for Medium Term Notes (MTNs). Euroweek, a magazine for professional traders in the financial markets, voted Rabobank as the 'best Euro Medium Term Note Borrower in 2002'. The award was based on a survey among leading traders in the MTN market.

The market professionals surveyed by Euroweek named Rabobank Group 'an exemplary triple A issuer'. According to the traders, the Group is valued for its customer focus during issues, the great diversity of its financing sources and the consistency and predictability of its financing rates.

Investor relations

Active relationships with investors are essential for broadening our access to the international capital market. Roadshows, meetings with analysts, newsletters and online information at www.rabobank.com are used to inform major international investors about Rabobank Group and its funding.

Are you an investor or analyst looking for more information or do you have a specific question? go to www.rabobank.com or e-mail IR@Rabobank.com

Rating

Rating agency	Rating	Trend
Standard & Poor's	AAA	Stable
Moody's Investors Service	Aaa	Stable
Fitch Ratings	AA+	Stable
Dominion Bond Rating Service	AAA	Stable

Funding in different currencies



US dollar	23%
Australian dollar	5%
Pound sterling	3%
Euro	51%
Japanese yen	1%
Swiss franc	4%
Other	13%





Relaxing in 2003

Preserving the cultural heritage of the Netherlands. Wandering through the Van Gogh Museum, being carried away in the Amsterdam Concert Hall.

Employees

More and more clients are managing their bank affairs themselves and increasingly visit the Rabobank's offices only for advice and complex products. This means that fewer job positions are required and remaining employees need a new set of competencies and skills. Rabobank coaches its employees through these changes and its HR efforts were highly appreciated in 2003, both internally and externally.

Rabobank Group attaches great value to a sound HR policy. Skilled, enthusiastic employees and effective management and supervision are key requirements for providing excellent service to our clients in the future. It is after all the employees who are the human interface between Rabobank's ambitions and its clients. Rabobank Group regards good terms of employment and ongoing development of both managers and employees as preconditions for the realisation of its strategy.

Fewer staff

The number of job positions declined further in 2003. As a result of efficiency programmes and changed customer service, 1,921 FTEs (2002: 1,643) were lost at the combined local Rabobanks. This figure includes 190 employees who left Rabobank as a result of the sale of the travel activities. The number of man-years at Rabobank Nederland (including Rabofacet and Rabobank International) decreased slightly, from 6,832 at the end of 2002 to 6,763 at 31 December 2003. The staff reduction was achieved without forced redundancies. Temporary contracts were not extended, external employees were replaced by the bank's own employees as much as possible and vacancies were filled by internal employees only, if at all. Under the Social Statute, surplus employees were assisted in finding new jobs within the Group or outside. As a result of the reduction, staff costs were contained well, rising by 2% to EUR 3.8 (3.7) billion.

Training

Because of all the changes, it is crucial that employees have and retain a wide range of employable skills. For that reason, Rabobank Group invests a great deal in the training of both employees and managers. For example, the programme of training courses available for managers was expanded in 2003, including a new leadership programme and a training course in result-driven management. In 2003, courses for employees were focused more specifically on essential training, both for now and for the future, with employees and their managers drawing up training agreements in Personal Development Plans. Many specialised training courses were offered via the Internet in 2003, which saves time for both the employee and the employer. The direct training costs amounted to EUR 80 (79) million in 2003.



2003 December

The birth of Princess Amalia.

Analysis of Rabobank Group staff in 2003

Numbers	The Netherlands	Abroad	Total 2003	Total 2002
Local Rabobanks	34,733	-	34,733	36,657
Member banks	34,733	-	34,733	36,657
Wholesale banking	1,099	4,190	5,289	4,786
Rabobank International	507	1,301	1,808	2,462
Rabobank International foreign participating interests	-	2,083	2,083	1,725
Group Treasury	335	745	1,080	314
Rabobank Nederland Corporate Clients	257	61	318	285
Asset management and investment	1,604	594	2,198	2,153
Robeco Group	1,101	588	1,689	1,769
Schretlen & Co	224	-	224	210
Alex	175	-	175	-
Effectenbank Stroeve	99	-	99	141
Other asset management	5	6	11	33
Insurance				
Interpolis	5,965	31	5,996	5,901
Leasing				
De Lage Landen	778	1,717	2,495	2,317
Real estate	232	-	232	66
FGH Bank	153	-	153	-
Rabo Vastgoed	79	-	79	66
Other	6,112	-	6,112	6,216
Rabofacet	2,278	-	2,278	2,334
Product/market entities	1,530	-	1,530	1,526
Corporate staff and services	1,414	-	1,414	1,399
Market management	713	-	713	784
Obvion	138	-	138	121
Gilde	39	-	39	48
Other	-	-	-	4
Rabobank Group	50,523	6,532	57,055	58,096

Management development

In 2002, a start was made with an analysis of the potential and the ambitions of senior employees at the local banks and Rabobank Nederland. This exercise was completed in 2003. On the basis of the results and the requirements of local Rabobanks, a renewed Management Development policy was introduced, providing career guidance and inflow, throughflow and outflow for senior managers in a central centre of expertise. For the other positions, co-operating regional HR teams of local Rabobanks offer career guidance where required. They also coach employees in finding new jobs within their regions. All this enables Rabobank to offer career solutions to all its employees. It is gratifying that the policy to promote women in senior positions is gradually leading to results. In 2002, 15.6% of female employees held senior or management positions. In 2003, that percentage rose to 16.7. This represents an increase on 2002 in the number of women in this group.

Employer of choice

In spite of the pressure on employment, Rabobank employees remain highly satisfied with their employer, according to the 2003 working conditions survey. Rabobank performs better than other large enterprises in ten out of the twelve areas surveyed. As in 2002, the subjects 'working together' and 'leadership' still need improvement, but the gap between Rabobank and other companies is closing. In external circles, too, Rabobank Group is valued as an employer. Surveys carried out by the magazines Intermediair and Management Team in 2003 ranked the Group as the second best employer in the Netherlands.

Employee contribution to pension plan

In June 2003, the fourth Rabobank CAO (collective labour agreement) was finalised. An important change was reached in relation to pensions. In proper consultation with the unions, the Bank reached an agreement on employee contributions to the pension premiums. Employees

'Our bank attaches great importance to training. Some 70% of our employees participate in training courses: technical courses, skills and sales training, coaching courses, and many more. We also encourage some staff to follow a higher vocational education course. This increases their skills and employability at work and opens up new opportunities for them in the future. I myself attended the 'results-oriented management in turbulent times' course in 2003, a varied, intensive and turbulent course. After listening to the constructive feedback from my fellow course participants and from my own staff, I was able to improve recruited on or after 1 January 2004 pay full contributions from the start. Employees who were already in service before that date will not start contributing until 2014. The CAO also provides for a 2.5% salary increase and it has been agreed that a new, more performance-based appraisal and remuneration system will be implemented on 1 January 2005. This is one year later than originally planned, more time being required to ensure a proper implementation. The year 2004 will be used as a preparatory year.

Turbulent

my own performance. For example, since the course I have become more accessible for staff and more involved in their daily work. These training courses are essential to keep us up-to-date on the rapid develop-



ments in this sector. And in order to enhance our professionalism. But training alone is not enough. It is also important to make proper agreements on responsibilities and to set clear objectives.'

Corine Neirinckx, manager at Rabobank Nieuwerkerk-Moordrecht, private clients.

Corporate social responsibility

With its active corporate social responsibility policy, Rabobank Group contributes in a broad sense to the sustainable development of society. Rabobank Group is proud to have been ranked as Europe's best sustainable bank and the world's second best in 2003: Triple P (People, Planet, Profit) in addition to Triple A.

Corporate social responsibility (CSR) perfectly complements Rabobank Group's co-operative identity. Via their local management, members of local Rabobanks have a say in the decision-making of the national organisation. As a result, Rabobank Group has an extensive network in society.

Transparency through dialogue

In 2003, Rabobank Group carried out an extensive stakeholder consultation among fifteen social organisations, including trade unions and environmental, development aid and human rights lobby groups. They gave their opinions on the Annual Responsibility and Sustainability Report and the Group's CSR policy stated therein. This feedback has partly determined the CSR priorities for 2004: innovation and volume growth of sustainable products and services and CSR as a testing criterion for lending. The stakeholder dialogue will be continued in 2004.

Equator Principles

Together with fifteen other banks, Rabobank Nederland endorsed the Equator Principles in 2003. These are social and environmental guidelines for projects whose financing exceeds USD 50 million, based on the guidelines provided by the World Bank and its subsidiary International Finance Corporation.

Sustainable operations

In the year under review, the proportion of 'green' electricity in total power consumption increased from 17% to 31%. Rabobank can monitor its energy consumption online in 300 locations. In this way, variances in energy usage can be detected, allowing a rapid response to reduce consumption.

Stronger Rabobank leadership in green market

In 2003, Rabo Green Bank reinforced its position as market leader in green loans, partly because changes in the tax regulations forced Rabobank to redeem the tax-friendly 'Agaath' bonds prematurely. Agaath investors were given the opportunity to switch to green bonds, which they did for an amount of more than EUR 170 million. In the second half of 2003, another EUR 540 million in funds was raised, partly for the purpose of refinancing green bonds that were maturing. In the year under

'We were thrilled when the Swiss SAM rated us as the most sustainable bank in Europe: Triple P - people, planet, profit - in addition to our Triple A ratings. But there are still plenty of areas that can be improved. For example, we are currently looking closely at the provision of products and services that meet both financial and sustainable standards, such as the green bonds and sustainable asset management. We are also planning to introduce social and environmental criteria as part of the lending process in order to be able to better manage the risks arising from those areas. Furthermore, we are buying more green energy this year and will be introreview, Rabo Green Bank provided more than EUR 400 million in new green loans. Consequently, growth in 2003 was the same as in 2002, mainly as a result of the financing of Green Label Greenhouses and wind energy. At year-end, green loans outstanding amounted to more than EUR 1.4 billion.

First public/private financing in water sector

In 2003, Delfluent and water control board Hoogheemraadschap Delfland extended the first public/private loan to the water sector. Delfluent designs, constructs, manages and finances the Harnaschpolder sewage treatment plant. Rabobank Group has a participating interest in Delfluent. In its role as leading arranger and underwriter of this EUR 400 million transaction, Rabobank Group has profiled itself as a public/private lender in the Netherlands.

Rabobank starts trade in emissions

Early in 2003, Rabobank Nederland signed a contract with the Dutch government to facilitate, as a lender, the purchase of 10 million tonnes of certified greenhouse gas emission reductions from sustainable energy and energy efficiency projects in developing countries. The Dutch government uses the emission reductions in order to meet its obligations under the Kyoto Protocol. Also in this context, the electronic trading platform New Values started trade in NOx rights at the end of 2003. New Values is a joint venture of Rabobank and high-voltage grid manager Tennet and focuses on the trade in NOx, CO2 and green certificates. By participating in New Values, Rabobank helps industry to meet its emission obligations in a cost-effective way.

30th anniversary of Rabobank Foundation

At the end of 2003, the Rabobank Foundation celebrated its 30th anniversary. Up to 25% of its funds is spent on projects in the Netherlands and at least 75% on foreign projects.
In the Netherlands, the Rabobank Foundation is involved each year in around fifty projects aimed at the more vulnerable groups in society. Abroad, the Foundation establishes savings and loan co-operatives in close co-operation with the local communities. This co-operative approach to microfinancing has a clear link to Rabobank's core activities.

Projects fund

Rabobank Nederland's Projects fund supports projects carried out in the interest of large groups of members in the Netherlands but that cannot (yet) be realised when tested against return requirements. The activities must promote economic, innovative and social development and must complement Rabobank's image. In 2003, the fund supported 58 initiatives.

'Corporate social responsibility is becoming increasingly important'



ducing a programme to reduce paper consumption. Sustainability is playing an increasingly prominent role in business, in terms of image, reputation, risk management, innovation and cost control. And more and more evidence is emerging which shows that companies performing well in terms of sustainability also return a better financial performance. More focus on, for instance, proper management, transparency and social involvement motivates employees and is valued by clients. And that is automatically good for business. Of course, this must go hand in hand with a service-oriented and commercial attitude of staff.'

Jean-Pierre Sweerts, head of sustainability developments at Rabobank Nederland.

Herman Wijffels Innovation Award 2003

In November 2003, Rabobank Group presented the Herman Wijffels Innovation Award for the second time. The award is meant for entrepreneurs up to the age of 36 who develop innovative products, services or processes or who demonstrate a refreshing entrepreneurial approach. Skills in corporate social responsibility also play a part in the assessment of candidates. More than fifty entrepreneurs joined in the contest.

Rabobank Group's CSR policy leads the way internationally

Rabobank Group's corporate social responsibility (CSR) policy is recognised internationally as leading in this field. This is evidenced by the biannual sustainability rating awarded by the Swiss SAM institution, the top international sustainability assessment agency. In 2003, SAM's sustainability rating for Rabobank was 74% of the maximum score, up 10% on its 2001 assessment. According to SAM, Rabobank Group is particularly strong in embedding sustainability in its strategy, its relevant expertise, its social engagement, its active approach to stakeholders and its risk management. In addition, the higher score is due to a better environmental policy and the Bank's more transparent corporate governance structure. With this rating, Rabobank Group ranks number one in Europe as the best sustainable financial service provider and number two worldwide. The Group's high sustainability score is also important in financial terms. Increasingly, investors are influenced in their actions by the sustainability assessments of the leading agencies in this field, which they use to get a better insight into the risk profiles of enterprises they invest in. In this respect, Rabobank bonds are unique, for they combine our Triple A credit rating with Triple P, the highest sustainability rating.

December 2003



The death toll from the earthquake in Iran rises to almost 27,000.

Management and supervisors of member banks

Our market leadership ambition requires effective management and proper supervision. In 2003, the number of activities aimed at increasing the professionalism of local managers and supervisors grew significantly. The local management model was reviewed as well. In its report 'Members make the difference', the Local Management working group presented a dual-model solution.

New legislation and guidelines, including the Dutch Corporate Governance code ('Tabaksblat Code'), the Sarbanes Oxley Act (internal control), the Global Reporting Initiative and the Dutch Council for Annual Reporting (on sustainability reporting) should result in more transparent corporate governance. Within Rabobank Group, the change in Rabobank Nederland's top management structure implemented in 2002 has made the management model more transparent and effective. The supervision by the new Supervisory Board was professionalised and, in the Central Delegates Assembly, the local banks were granted more influence on policy.

Local Rabobanks

Each local Rabobank has its own local management. At the end of 2003, 1,552 managers were active in the 328 independent Rabobanks, of whom 1,224 had been elected directly by and from among the members. The general manager (Director) of each Rabobank completes the local management. The local supervisory boards review the management's policy and oversee its implementation. At 31 December 2003, 1,576 supervisors were members of these boards. In the year under review, 485 managers and supervisors retired, partly as a result of mergers and board membership reductions. Also, 170 new managers and supervisors were elected, of whom 23 were women. At the end of 2003, their percentage in the local boards was 13.2%.

Evaluation of local management model

Following the change in the central management model in 2002, the local management model was reviewed in 2003. The Local Management working group surveyed managers, supervisors and directors of local banks on the functioning and future suitability of the current model, which dates from 1998. Basing itself on the survey's outcome and on additional research, the working group, in its final report 'Members make the difference', has proposed a dual-model solution: the partnership model and the management model. The partnership model is the current one: a board of management comprising the Director plus at least three elected members, and a supervisory board that independently monitors the policy. The working group considers it necessary to refocus and clarify this model on a number of points. In the management model, the board of management is made up of several appointed professional managers. It is complemented by a supervisory board, which

December

Rabobank economists forecast a lacklustre recovery.

2003

consists of elected members and which supervises the management's policy. In the view of the working group, it is important that member influence is embedded in both models, for that is and remains the Rabobank's distinguishing feature. It is the intention to take a final decision on the future local management model in 2004. Also in 2004, a Local Management & Supervision programme will be started in order to implement the decision-making concerning the local management model and to secure it in the organisation.

More training

Mergers, the expansion of the range of services and the increasing complexity of the banking business and its environment put high demands on the quality of managers and supervisors. Accordingly, the range of training courses for local managers and supervisors was greatly expanded in 2003 and all concerned eagerly used these professionalisation programmes. In all, around 100 workshops were organised, with a total of 1,100 people participating. Particularly popular were the programmes on the Rules on the Organisation and Control of Local banks, result-driven management and self-assessment. Also, many new managers and supervisors attended the introduction course 'The first 100 days with Rabobank'. Apart from this programme, local Rabobanks can draw on tailored advice on the boards' functioning or local membership policy. In 2003, fifty banks made use of this opportunity. In addition, Rabobank Nederland offers a Management and Supervisory Board Guide, a magazine and a digital newsletter to promote the professionalism of the boards. In this context, a number of dedicated manuals, best practices and protocols have been developed, which are used by nearly all the banks.

A valuable experience

'I have been a member of the supervisory board of Rabobank Giessenlanden for almost two years now. Last year I followed the course 'The first 100 days with Rabobank'. I would recommend it to anyone! You get the opportunity to talk to managers and supervisors from through-out the country. That alone was a valuable experience. In addition, you get to know which information is available to help you properly fulfil your responsibilities. But most importantly: your learn what your



Henk Voormolen, director of Albron Catering and member of the local supervisory board of Rabobank Giessenlanden.

Tabaksblat Code

With great appreciation, the Executive Board read the Dutch Corporate Governance Code as presented by the Committee Tabaksblat on 9 December 2003. The definitive Code meets a number of important concerns voiced earlier by various stakeholders.

The Executive Board endorses the Committee Tabaksblat's objectives and considers the Code as a positive step in the process of restoring confidence in the Dutch business sector. The Code contains many provisions that may be regarded as widely accepted views on good corporate governance. The Code does not formally apply to a co-operative such as Rabobank. But being firmly rooted in society, Rabobank intends to take the Code into proper consideration despite its different legal form and corporate governance structure. Our special structure however, could lead to a number of deviations from the Code's provisions, particularly in the case of the local Rabobanks. The Executive Board is confident that a satisfactory explanation can be supplied should this occur.

The Supervisory Board and the Executive Board together are studying the interpretation of the various provisions and the way in which they can be implemented within Rabobank's structure. The Rabobank meets the Code's provisions in many respects, either by its legal form, with its members' interests as a central element, or by its historical focus on members' authorities, as well as its transparent role division between management and supervision. For Rabobank Nederland, the change in the management model carried out in 2002 is a case in point. The management model is currently being discussed by the local banks. In its Annual Report 2004 and at the General Meeting of Shareholders in 2005, Rabobank will discuss in greater detail the way in which the Rabobank is to apply the Code.

core duties are and what added value you provide as a supervisor. The division of duties between directors, managers and the supervisory board was clearly explained. I, too, sometimes have the urge to take a front seat, whereas as a supervisor it is in fact crucial that you are not the one driving the car. Within the supervisory board, we regularly perform a critical review of our own duties and responsibilities in the various areas that concern us. This helps us to continually improve our understanding and performance. After all, the quality of a management model is heavily dependent on the proper definition of the various roles.'





Behind the scenes in 2003

A glimpse in the back office. The internal machinery, the people that make it happen. Designed to enhance the client focus and efficiency of the organisation.

Consolidated balance sheet

at 31 December 2003 (after profit appropriation)

(in EUR millions)		2003		2002
Assets				
Cash		7,117		3,807
Short-term government paper		3,211		1,813
Professional securities transactions	30,199		40,053	
Other banks	11,720		7,176	
Banks		41,919		47,229
Public sector lending	2,161		797	
Private sector lending	235,425		212,323	
Professional securities transactions	13,211		12,132	
Lending		250,797		225,252
Interest-bearing securities		71,141		71,320
Shares		10,093		9,414
Participating interests		201		184
Property and equipment		3,964		3,870
Other assets		4,984		4,519
Prepayments and accrued income		9,878		7,312
Total assets		403,305		374,720
Liabilities				
Professional securities transactions	20,180		21,808	
Other banks	62,676		64,078	
Banks		82,856		85,886
Savings	71,559		66,272	
Professional securities transactions	3,309		6,031	
Other funds entrusted	97,703		99,329	
Funds entrusted		172,571		171,632
Debt securities		80,695		61,739
Other liabilities		11,907		7,699
Accruals and deferred income		12,513		8,218
Provisions		19,177		18,338
		379,719		353,512
Fund for general banking risks	1,679		1,679	
Subordinated loans	174		111	
		1,853		1,790
Member Capital	3,853		3,851	
Revaluation reserves	222		246	
Other reserves	11,158		10,164	
Trust Preferred Securities	2,037		650	
Reserves		17,270		14,911
Third-party interests		4,463		4,507
Group equity		23,586		21,208
Total liabilities		403,305		374,720
Contingent liabilities		6,435		7,655
Irrevocable facilities		26,117		27,151

Consolidated profit and loss account
for 2003

(in EUR millions)		2003		2002
Income				
Interest income	17,794		18,265	
Interest expense	11,784		12,874	
Interest		6,010		5,391
Income from securities and participating interests		519		529
Commission income	2,146		2,049	
Commission expense	294		254	
Commission		1,852		1,795
Results on financial transactions		170		285
Other income		687		564
Total income		9,238		8,564
Expenses				
Staff costs	3,770		3,682	
Other administrative expenses	2,101		1,789	
Staff costs and other administrative expenses		5,871		5,471
Depreciation		372		368
Operating expenses		6,243		5,839
Value adjustments to receivables		575		500
Value adjustments to financial fixed assets		18		252
Total expenses		6,836		6,591
Operating profit before taxation		2,402		1,973
Taxation on operating profit		733		514
Operating profit/Group profit after taxation		1,669		1,459
Third-party interests		266		209
Net profit		1,403		1,250

Cash flow statement

(in EUR millions)		2003		2002
Cash flow from operating activities				
Operating profit/Group profit after taxation		1,669		1,459
Adjustments for:				
- depreciation	372		368	
- value adjustments to receivables	575		500	
- value adjustments to financial fixed assets	18		252	
- movements in technical reserves relating to the insurance business	1,119		939	
- movements in other provisions	(280)		(937)	
- movements in accrued and deferred items	1,729		4,734	
		3,533		5,856
Cash flow from business operations		5,202		7,315
Movements in short-term government paper	(1,398)		3,498	
Movements in securities trading portfolio	2,665		3,340	
Movements in securitised loans	(50)		(154)	
Movements in banks	633		(675)	
Movements in lending	(26,120)		(17,138)	
Movements in funds entrusted	939		(542)	
Other movements from operating activities	4,464		(469)	
		(18,867)		(12,140)
Net cash flow from operating activities		(13,665)		(4,825)
Cash flow from investing activities				
Investments and purchases				
- investment portfolio	(24,222)		(22,495)	
- participating interests	(45)		(126)	
- tangible fixed assets	(686)		(802)	
		(24,953)		(23,423)
Disposals, redemptions and sales				
- investment portfolio	19,900		23,801	
- participating interests	15		136	
- tangible fixed assets	227		333	
		20,142		24,270
Net cash flow from investing activities		(4,811)		847
Cash flow from financing activities				
Movements in Member Capital and Trust Preferred Securities		1,389		1,575
Movements in subordinated loans		63		59
Movements in debt securities		18,956		3,225
Payment on Member Capital and Trust Preferred Securities		(269)		(206)
Net cash flow from financing activities		20,139		4,653
Net cash flow/movement in cash and cash equivalents		1,663		675

The cash flow statement provides a summary of the net movements in operating, investing and financing activities.
Cash and cash equivalents consist of legal tender and balances available on demand with central banks.

Movements in reserves

(in EUR millions)	2003	2002
Reserves can be broken down as follows:		
Member Capital	3,853	3,851
Revaluation reserves	222	246
Other reserves	11,158	10,164
Trust Preferred Securities	2,037	650
	17,270	14,911
Movements in reserves:		
Member Capital		
Balance at 1 January	3,851	2,276
Issue	2	1,575
Balance at 31 December	3,853	3,851
Revaluation reserves		
Balance at 1 January	246	417
Revaluation	32	(152)
From/to other information	16	(13)
Released to profit and loss account	(72)	(6)
Balance at 31 December	222	246
This item includes the revaluation for immovable property, shares and participating interests.		
Other reserves		
Balance at 1 January	10,164	9,687
To/from revaluation reserves	(16)	13
Goodwill	(213)	(635)
Other movements	89	55
Profit appropriation	1,134	1,044
Balance at 31 December	11,158	10,164
Significant equity interests acquired in 2003:		
Boston Partners Asset Managers (Second tranche);		
FGH Bank;		
Lend Lease Agri-business, Inc (Name changed to Rabo Agrifinance);		
AG Services of America, Inc (Name changed to Rabo AgServices);		
In addition, the activities of Alex were acquired.		
Trust Preferred Securities		
Balance at 1 January	650	650
Issue	1,388	-
Revaluation	(1)	-
Balance at 31 December	2,037	650

Auditors' report

We have audited the consolidated balance sheet, consolidated profit and loss account, cash flow statement and movements in Group equity for the year 2003, hereinafter referred to as the annual figures, of Rabobank Group[1], as set out on pages 70 to 73 of this report. These annual figures have been derived from the financial statements of Rabobank Group for the year 2003, which were audited by us and on which we issued an unqualified auditors' report on 4 March 2004. These annual figures are the responsibility of the Executive Board of Rabobank Group. Our responsibility is to express an opinion thereon based on our audit.

We have established that the annual figures are in accordance with the financial statements from which they have been derived.

For a better understanding of Rabobank Group's financial position and results and of the scope of our audit, the annual figures should be read in conjunction with the full financial statements from which they have been derived and our auditors' report issued thereon.

Utrecht, 4 March 2004

Ernst & Young Accountants

1) Rabobank Group consists of Coöperatieve Centrale Raiffeisen-Boerenleenbank BA in Amsterdam, its affiliated Rabobanks, Interpolis NV in Tilburg, Robeco Group NV in Rotterdam, De Lage Landen International BV in Eindhoven, Schretlen & Co NV in Amsterdam, Effectenbank Stroeve NV in Amsterdam, FGH Bank NV in Utrecht, Rabohypotheekbank NV in Amsterdam, Onderlinge Waarborgmaatschappij Rabobanken BA in Amsterdam and their group companies.

Rabobank member banks*

Groningen
Bedum-Delfzijl
Groningen
Midden-Groningen
Zuidelijk Westerkwartier
De Dollard
Zuid-Groningen
Noord-Groningen
Veendam
Noordwest Groningen

Fryslân
de Lauwers
Drachten-Ureterp
Bergum-Oostermeer
Gorredijk-Jubbega
Noordwest Friesland
Haulerwijk
Heerenveen
Sneek-ZuidwestFriesland
Leeuwarden
Noordoost Friesland
De Stellingwerven

Drenthe
Assen-Rolde-Smilde
Beilen-Wijster
Borger-Klenckeland
De Beek-Dal-Veste
West-Drenthe
Emmen
Aa en Hunze
Hoogeveen
Meppel
Norg-Peize
Roden
Eelde-Vries-Zuidlaren
Westerbork
Zuidwolde

Zwolle
Midden Salland
Zuid-Salland
Genemuiden
Vaart en Vecht
IJsselmond
Dalfsen-Hasselt
Noordoostpolder-Urk
Flevoland
Staphorst-Rouveen
Steenwijkerland
Zwolle

Twente
Ootmarsum-Denekamp
Geesteren-Langeveen
Oost Twente
Tubbergen
Noordwest Twente
Enschede-Haaksbergen
Twentehof
Twenterand
Midden-Twente
Holten-Markelo
Rijssen-Enter

De Veluwe
Apeldoorn
Barneveld-Achterveld-
Kootwijkerbroek
Beekbergen Loenen Hoenderloo
Ede-Veenendaal
Zuid-Oost Veluwe
Epe-Vaassen
Hattem-Zalk
Heerde-Oene-Wezep
Harskamp-De Valk-Lunteren
Nunspeet-Elburg
Nijkerk
Oldebroek-Kamperveen
Harderwijk-Ermelo-Putten
Gemeente Voorst
Voorthuizen

Gelderland-Zuid
Ubbergen
West Maas en Waal
Midden Maas en Waal
Gendt-Doornenburg
Groesbeek-Millingen a.d. Rijn
Huissen
Maasdriel
Malden
Nijmegen
Wijchen/Beuningen
Arnhem
Over-Betuwe
Geldermalsen
Bommelerwaard Zuid
Betuwe
Tiel-Culemborg
Wageningen-Rhenen
Bommelerwaard-Noord
Liemerse Poort

Oost-Gelderland
Gendringen-Ulft
Neede
Wehl
Aalten-Winterswijk
Doetinchem
Didam
Doesburg-Giesbeek
Midden-Achterhoek
Berkel-IJssel
Graafschap-West
Berkelland
Gaanderen-Silvolde
Varsseveld-Dinxperlo
Bergh
Zelhem

* By region

Midden-Nederland

Hooglanderveen
Montfoort-Linschoten
Veenstromen
Woerden
IJsselstein
Almere
Rijn en Heuvelrug
Amersfoort
De Bilt
Hilversum-Vecht en Plassen
Bunschoten-Spakenburg
Eemnes
Huizen N.H.
Kromme Rijn
Nieuwegein
Laren-Blaricum
Leusden
Lopikerwaard-Schoonhoven
Nedersticht
Weesp-Muiden
Naarden-Bussum
Oudewater
Soest Baarn
Utrecht
Westbroek
Woudenberg
Zeist

Noordwest-Holland

Kop van Noord-Holland
Blokker-Zwaag
Edam-Volendam
Heerhugowaard
Hoorn-Medemblik
West-Kennemerland
Monnickendam-Waterland
Langedijk
Midden-Westfriesland
Purmerend
Schagen
Bergen-Egmond-Schoorl
Texel
Harenkarspel
Westfriesland-Oost
Wieringerland
Alkmaar

Amsterdam

Santpoort-Spaarndam
Aalsmeer-Uithoorn
Amstelveen
Beverwijk
Amsterdam
Zuid-Kennermerland
Haarlemmermeer
Heemskerk-Uitgeest
Abcoude Ouder-Amstel
Sloten-Badhoevedorp
Westzaan
IJmuiden
Zaanstreek

Rijnland

Aar en Plassengebied
Alphen aan den Rijn
Bodegraven
Boskoop-Reeuwijk
Rijn en Wouden
Hillegom-Bennebroek
Katwijk Aan Zee
Leiden en Oegstgeest
Leiderdorp
Lisse
Noordwijk-Noordwijkerhout
Kaag en Braassem
Rijndorpen
Teylingen

Zuid Holland Zuid

Midden-IJsselmonde
Rotterdam
Dordrecht
Giessenlanden
Gorinchem
Alblasserwaard Lekstreek
Hardinxveld-Giessendam
Vianen-Meerkerk
Hoeksche Waard Zuid
Westvoorne
Papendrecht-Alblasserdam
Ridderkerk
Leerdam
Sliedrecht-Graafstroom
Midden Voorne-Rozenburg
Schiedam-Vlaardingen
Hoeksche Waard Noord
Voorne-Putten Oost
Zwijndrecht/Hendrik Ido Ambacht

Midden Holland

3B Hoek
Bergambacht-Vlist
Den Haag
Zoetermeer-Benthuizen
Gouderak
Westland Zuid-West
De Maaslanden
Midden-Westland
Nieuwerkerk-Moordrecht
Lek en Yssel
Nootdorp-Pijnacker
Delflanden
Leidschendam-Voorburg
Voorschoten-Wassenaar
Gouwezoom
Zevenhuizen-Moerkapelle

Zeeland/Delta

Flakkee Oost
Sas van Gent
West Zeeuws-Vlaanderen
Hulst Nieuw-Namen
Noordwest-Walcheren
Beveland
St. Jansteen
Kapelle-Wemeldinge
Kloosterzande-Graauw
Middelburg-Veere
Tholen
Middelharnis
Heinkenszand
Walcheren-Zuid

West-Flakkee
Terneuzen-Axel
Noord-Beveland
Schouwen-Duiveland

West-Brabant

Baarle-Nassau
Dongen-Rijen
Etten-Leur
De Dongemond
Breda
Halsteren-Lepelstraat
Klundert
Made
Oosterhout
Zuidwesthoek
Hoeven-Oudenbosch
Mark en Dintel
Hage-Beek
Roosendaal
Rijsbergen
Rucphen
Steenbergen
Zundert
Bergen op Zoom
Moerdijk
Altena-Biesbosch
Maas-Merwede

Zuid-Oost Brabant

Aalst en Waalre
Asten
Laarbeek
Best
Budel-Maarheeze
Deurne
Eersel
Geldrop-Heeze-Leende
Gemert-Bakel
Helmond
De Hilver
Bergeyk
Oerle-Wintelre
Oirschot-De Beerzen
Bladel-Reusel
Soerendonk
Someren-Mierlo
Nuenen-Son en Breugel
Valkenswaard
Veldhoven
Eindhoven

Noord-Oost Brabant

Peelrand
Berghem-Herpen-Megen
Boekel-Venhorst
Boxmeer
Boxtel-Liempde
Drunen
Land van Cuyk-Noord
Haaren-Helvoirt
Bernheze
's-Hertogenbosch
Kaatsheuvel-Loon op Zand
Sint-Michielsgestel
Het Maasland
Sint-Oedenrode
Oisterwijk
Oss
Schaijk
Schijndel
Tilburg-Goirle
Uden-Volkel-Zeeland
Berkel-Enschot/Udenhout
Veghel-Erp
Heusden-Vlijmen
Midden-Langstraat

Zuid-Limburg

Stein en Beek
Valkenburg aan de Geul
Swentibold
Eijsden-Gronsveld Heugem
Heuvelland
Heerlen-Hoensbroek-Brunssum
Kerkrade
Maastricht
Meerssen
Mergelland
Centraal Plateau Limburg
Simpelveld
Sittard-Geleen
Landgraaf

Noord- en Midden-Limburg

Baexem-Grathem
Ell
Leudal
Maashorst
Venray-Meerlo-Wanssum
Broekhuizen-Lottum-Swolgen
Echt
Meijel
Nederweert
Helden-Kessel-Maasbree
Beesel-Belfeld-Reuver-Tegelen
Roermond
Stramproy
Swalmen
Heel en Thorn
Venlo
Weert
Gennep-Bergen

Rabobank Group international network

Europe

Austria
Salzburg
Belgium
Antwerp
Brussels
Zaventem
Denmark
Ballerup
Finland
Helsinki
France
Beauvais
Paris
Germany
Düsseldorf
Frankfurt
Langenhagen
Great Britain
Coventry
Edinburgh
London
Watford
Guernsey
St. Peter Port
Ireland
Athlone
Ballina
Ballinasloe
Bandon
Carrick-on-shannon
Castlebar
Cavan
Clonmel
Cork
Drogheda
Dublin
Dundalk
Dungarvan
Ennis
Galway
Kilrush
Letterkenny
Limerick
Listowel
Longford
Mallow
Monaghan
Mullingar
Naas
Navan
Nenagh
New Ross
Newcastlewest
Portlaoise
Roscommon
Skibbereen
Sligo
Thurles
Trafee
Tuam
Tullamore
Waterford
Wexford
Wicklow
Italy
Milan
Luxembourg
Luxembourg
Poland
Poznan
Warsaw
Portugal
Lisbon
Russia
Moscow
Spain
Madrid
Sweden
Sundyberg
Switzerland
Schlieren
Zug
Zurich

Americas

Argentina
Buenos Aires
Brazil
Canoas
São Paulo
Canada
Oakville
Toronto
Chili
Santiago
Curaçao
Willemstad
Mexico
Mexico City
United States
Amarillo
Atlanta
Bakersfield
Blythe
Boston
Brawley
Calexico
Cedar Falls
Chicago
Chico
Coachella
Crookston
Dallas
Des Moines
Dinuba
El Centro
Enid
Fresno
Gonzales
Great Falls
Greenbrae
Grimes
Hanford
Hemet
Holtville
Honolulu
Imperial
Indio
Julian
Kearney
La Quinta
Los Angeles
Mcook Lake
Memphis
Menlo Park
Naples
New York
Orange
Otterbein
Palm Desert
Palm Springs
Preston
Rapid City
Reedley
Roca
Rosamond
San Francisco
Santa Maria
Selma
Spokane
St. Louis
Stockton
Strathmore
Tecate
Thousand Palms
Toledo
Twin Falls
Visalia
Washington
Wayne
West Marshall
West Memphis
White Plains
Wichita
Wilmington
Windsor
Winnebago
Wynne

Australia

Adelaide
Albany
Armidale
Ayr
Brisbane
Bunbury
Canberra
Cloncurry
Cooma
Dalby
Darwin
Dubbo
Emerald
Esperance
Forbes
Geraldton
Goulburn
Griffith
Horsham
Ingham
Launceston
Longreach
Mackay
Melbourne
Merriden
Moora
Moree
Mount Gambier
Narrogin
Orange
Perth
Port Lincoln
Rockhampton
Roma
Shepparton
Swan Hill
Sydney
Tamworth
Toowoomba
Townsville
Wagga Wagga
Warrnambool
New Zealand
Alexandra
Ashburton
Auckland
Blenheim
Christchurch
Dannevirke
Dunedin
Feilding
Gisborne
Gore
Greymouth
Hamilton
Hastings
Invercargill
Masterton
New Plymouth
Oamaru
Pukekohe
Rotorua/Taupo
Taumarunui
Te Kuiti
Te Puke
Thames
Timaru
Waipukurau
Wanganui
Wellington
Whangarei

Asia

China
Beijing
Hong Kong
Shanghai
India
Mumbai
New Delhi
Indonesia
Jakarta
Japan
Tokyo
Singapore
Singapore
Taiwan
Taipei
Thailand
Bangkok

Directors and management Rabobank Group

As of 15 March 2004

General Managers Rabobank Nederland

Bert Bruggink (A.)
Ralf Dekker (R.J.)
Paul Dirken (P.H.J.M.)
Henn Geukers (H.M.)
André van Iersel (A.A.J.M.)
Wouter Kolff (W.J.)
Jos van Lange (J.H.P.M.)
Hans van der Linden (J.A.M.)
Bert Mertens (H.H.J.)
Rik Op den Brouw (H.)
Hanno Riedlin (H.W.E.)
Harry de Roo RA (J.H.)
Thomas van Rijckevorsel (T.C.A.M.)
Sipko Schat (S.N.)
Karel Schellens (C.A.C.M.)
Rutger Schellens (R.V.C.)
Jaap Slotema (J.)
David Vander (D.)
Jan van Veenendaal (J.)

Deputy General Managers Rabobank Nederland

Ad Bakermans (A.W.F.J.)
Aad Balm (A.M.A.W.)
Robin Bargmann (R.K.)
Mats Beem (M.G.)
Wim Boonstra (W.W.)
Jan Bos (J.J.)
Cor Broekhuyse RA (C.F.)
Evert Broekmans (E.A.H.G.)
Ben Christiaanse (B.J.)
Jules Coenen (J.P.G.)
Marc Cootjans (M.A.W.)
Bruce Dick (B.)
Roy van Diem (R.)
drs. Haijo Dijkstra (H.H.J.)
mr. Wim Dufourné (G.W.)
Dick Duit RA RO (D.)
René Frijters (R.J.A.)
Ab Gillhaus (A.J.)
Jan Hageraats (J.M.J.)
Mirjam Halverhout (M.A.)
Rob Hartog (D.R.)
Floris Henning (F.J.)
Henri Jacquand (H.)
Machiel Jansen Schoonhoven (E.M.)
Cilian Jansen Verplanke (C.A.)
Gerard van Kaathoven (G.J.C.M.)
Peter Knuvers RA RE (P.M.)
Bart Jan Krouwel (B.J.)
Bram Kruimel (B.J.)
Sjors Kruiper (S.J.)
Arnold Kuijpers (A.J.A.M.)
Willem Lageweg (L.W.)
Jaap Lammers (J.C.)
Theo Martens (T.H.)
Monika Milz MBA (M.R.)
Christian Mol (C.H.A.M.)
Jan Molenaar (J.B.J.M)
Rob Niesert (R.P.J.)
Peter Norrie (P.A.)
Harrie de Poot RA (H.J.W.)
Maarten Putz MMC (M.M.)
Maarten Rosenberg (M.F.)
Arnoud Roux de Bezieux (A.)
Jos Rovers MSc (J.A.M.M.)
Cees Schakelaar (C.G.)
Jan Schinkelshoek (J.)
Jan Schonewille (J.)
Hans Siebelink (A.J.F.)
Ronald Slaats (R.A.M.)
Alison Straszewski (A.M.)
Cees van Tiggelen (C.A.V.)
Guido Vos (G.J.)
Willem Wagner (W.)
Alfons de Weerdt (A.L.)
Pieter Wetselaar (P.)
Ruurd Weulen Kranenberg (R.)
Hans van Zanten (J.)

Directors and management of Group entities

ACCBank plc
Pieter van der Weijden (P.P.M.), Chairman
Colm Darling (C.)
Jan Molenaar (J.)
Padraic O'Connor (P.)
Fergus Murphy (F.)

Alex
René Frijters (R.J.A.), Chairman
Henk Wim van Arem (H.W.)
Peter Verhaar (P.F.)

De Lage Landen International BV
Karel Schellens (C.A.C.M.), Chairman
Gerard van Kaathoven (G.J.C.M.)
Ronald Slaats (R.A.M.)

FGH Bank NV
Peter Keur (P.C.), Chairman
Frans Overdijk RA (F.B.)

Gilde Investment Management BV
Boudewijn Molenaar (B.T.), Chairman

Interpolis NV
Kick van der Pol (C.), Chairman
Huub Hannen MFE (H.A.J.) Deputy Chairman
Roel Wijmenga (R.Th.)

Obvion NV
Roy van Diem (R.), Chairman

Robeco Groep NV
Géry Daeninck (G.A.M.J.), Chairman
Stefan Bichsel (S.T.)
Hans van der Koogh (H.H.)

Schretlen & Co NV
Harold Knebel (H.A.J.M.), Chairman
Jan Smits (J.W.M.)
Bert Wenker (G.J.M.)

Effectenbank Stroeve NV
Cees Haasnoot RBA (C.), Chairman
Nico van den Haak AA (N.W.), Finance Manager

VIB
Cor Broekhuyse RA (C.F.), Chairman
Henk Adams (H.)
Guillermo Bilbao (G.)
Richard Foss (R.D.)
Dennis Kern (D.L.)
William Padula (W.A.)
Pete Penner (P.J.)
Sipko Schat (S.N.)
Pieter van der Weijden (P.P.M.)

Glossary of terms

BIS ratio
The ratio reflecting the health (solvency) of a bank. The higher the figure, the more solid the position of the bank. The ratio is calculated as the percentage of qualifying capital (Tier I and Tier II) to the risk-weighted assets. The minimum BIS ratio required by external supervisory authorities is 8.0.

CDOs
Collaterised debt obligations. A financial construction under which the principal and interest on securities are dependent on the cash flow generated by the underlying assets. In the case of CDOs, the underlying asset is usually a portfolio of high-interest bonds and corporate loans.

Core capital
The core capital (Tier I) of Rabobank Group consists of members' capital, Trust Preferred Securities, other reserves, the Fund for general banking risks and part of third-party interests.

Corporate governance
The management structure of a company and the supervision thereof.

Country banking
Banking activities in rural areas in developed foreign markets with a strong position in the agricultural sector.

Economic capital
The internal capital requirement for absorbing unexpected losses based on a given confidence level and a given time frame (1 year). Rabobank uses a confidence level of 99.99%, corresponding to the Triple A rating awarded to the Bank.

Efficiency ratio
Operating expenses as a percentage of income. This ratio reflects banking productivity. The lower the percentage, the higher the efficiency.

Equity at Risk
The measure of long-term interest rate risk based on the percentage change in the market value of reserves as a result of a 1% change in the interest rate.

Income at Risk
The measure of short-term interest rate risk (< 1 year). This is the maximum amount of interest income lost (based on a confidence level of 97.5%) in the next twelve months as a result of the highest possible increase in the money market and capital market interest rate.

Joint venture
Collaborative venture between two or more legally independent companies.

Leasing
An agreement under which the owner of an asset makes that asset available to another party for a certain period in exchange for a set lease charge.

Operating profit
Income less operating expenses.

Qualifying capital
The sum of core capital (Tier I) and supplementary capital (Tier II). Tier II capital consists of the revaluation reserves, part of the subordinated loans less the deductible items specified by the Dutch Central Bank.

Return on equity
Net profit as a percentage of reserves at the end of the previous financial year.

Risk-weighted assets
All balance sheet and off-balance sheet items weighted according to the risk level set by the supervisory authority.

Sale & lease back
An agreement under which a company sells a production facility, know-how or patents to a bank or leasing company and then leases it back again from the bank or leasing company.

Securitisation
Restructuring of loans in the form of tradable securities.

Tier I ratio
The ratio of core capital to risk-weighted assets. The minimum Tier I ratio required by external supervisory authorities is 4.0.

Triple A rating
The Triple A rating is the highest credit rating awarded by rating agencies. A Triple A rating reflects the highest possible creditworthiness and therefore the lowest possible risk that the company will go bankrupt.

Value at Risk
The measure of market risk on the trading portfolio, which based on historical data reflects the highest possible loss that could be suffered by Rabobank Group in one day, assuming a probability of 99%.

Vendor finance
Financing products (including leasing) designed to support sales offered via the distribution channels of a manufacturer or distributor of capital assets.

Colophon

Published by
Rabobank Nederland Communications

Editors
Rob Boumans, Andries van der Bruggen (financial statements), Jan Dost, Sandra van Gils, Mario van der List, Marc van de Ven

Art direction and design
Eden Design & Communication, Amsterdam
Borghouts Design, Haarlem

Photographs
Theme photographs Hollandse Hoogte, Tjeerd Fonk, Amsterdam
Interview portraits Edwin Walvisch, Haarlem
Portraits of Board members Joost Guntenaar, Amsterdam

Photographic advice
Gert van der Ros, House style management

English translation
Ernst & Young Translation Bureau, The Hague

Internet
Info.nl, Amsterdam
SiteManagement
C&F Report, Amsterdam

Production co-ordination
Kobalt Media Services, Amstelveen

Prepress
NEROC'VGM, Amsterdam

Printers
PlantijnCasparie Groep, Utrecht

Materials used
This report was printed using environmentally friendly materials. Mineral oil-free Reflecta ECO ink was used on 250 gram and 135 gram PhoeniXmotion Xantur paper.

Filing
After they have been adopted, the 'Rabobank Group 2003 Financial Statements and other information' will be filed at the offices of the Trade Registry of the Chamber of Commerce and Industries under number 30.046.259.

Annual Reports
Rabobank Group publishes the following Annual Reports:

- Annual Report 2003 (in Dutch and in English)
- Financial Statements and other information 2003 (in Dutch)
- 2003 Consolidated Financial Statements and other information (in English)
- Annual Responsibility and Sustainability Report 2003 (in Dutch and in English, to be published in June 2004)
- Interim Report 2003 (in Dutch and in English, to be published in September 2004)

For copies of these reports please contact Rabobank Nederland, Communications.
Croeselaan 18, 3521 CB Utrecht
Postbus 17100, 3500 HG Utrecht
Telephone +31 (0)30 - 216 22 98
Fax +31 (0)30 - 216 19 16
E-mail rabocomm@rn.rabobank.nl

All Annual Reports are also available on the Internet: www.rabobankgroep.nl/reports

Rabobank

Rabobank Group is a full-range financial services provider founded on cooperative principles. The Group is comprised of 328 independent local Rabobanks in the Netherlands, the central organisation Rabobank Nederland and a large number of specialised subsidiaries. The Group's core objective is to generate customer value. To this end, the organisation offers its clients all the financial products and services they may want. Rabobank Group provides services to more than half of the Dutch population and Dutch companies. In the Netherlands, it is market leader in almost all financial services areas: home mortgages, savings, small and medium-sized businesses, and the agricultural sector. It has also significantly strengthened its position in the large corporate market. Rabobank Group has been awarded the highest credit rating (Triple A), and has 222 offices in 33 countries outside the Netherlands.
www.rabobank.com

accbank

Established in 1927 as Agricultural Credit Corporation, ACCBank is a trusted name in rural Ireland. The target clients of the bank are not only farmers, but also small and medium-sized businesses and private individuals. The bank endeavours to establish long-term relationships with its clients by creating customer value. ACCBank is well positioned to achieve further growth on the Irish market. In doing so, the bank and its clients can benefit from the extensive range of banking, insurance, employment benefits, leasing and investment products offered by Rabobank Group on the Dutch market.
www.accbank.com

Alex beleggersbank

Alex has evolved from an online broker to a digital investment bank, leading the market in the field of online investing and providing the largest source of orders from private individuals on both the Euronext stock exchange and the Euronext derivatives exchange. Alex aims to provide the best possible services to a growing number of investors who prefer to manage their own investments in line with their own individual objectives. For this purpose, the company has developed a sophisticated trading platform through which investors can themselves place orders on the national and international stock exchanges.
In addition, Alex offers a whole range of support and educative services, including professional analyses, news reports, investment specialists, seminars and Alex Academy, the knowledge platform.
www.alex.nl

de lage landen™
partners in finance

De Lage Landen International B.V. offers high-quality asset financing products on the international market. With its head office located in Eindhoven, the company also has offices and alliances in 21 countries in Europe, North and South America, Southeast Asia, Australia and New Zealand.
As an international specialist in asset financing and vendor finance, the company concentrates on the Food & Agri, Healthcare, Office Equipment, Information Technology, Telecommunication and Materials Handling & Construction Equipment industries. In the Netherlands, the company offers a wide range of leasing and trade finance products. Its product range includes equipment leasing, ICT leasing, vendor leasing and car leasing.
www.delagelanden.com

Rabobank Group mission statement



The Rabobank Group - what we want to be

The Rabobank Group was founded in the Netherlands by enterprising people who had virtually no access to capital. The early credit co-operatives broadened access to capital by providing financial services to small and medium-sized companies, especially in the agricultural sector. By working on co-operative, or mutual, principles, a financial institution has since evolved which enables clients to achieve their financial ambitions. This goal forms the driving force behind Rabobank Group: it aims to create opportunities for individuals and organisations to participate fully and independently in economic activities.

The Group offers all financial services needed by customers as they participate in a modern social context. It provides a wide range of financial services in the Netherlands, striving to ensure that all services are continually adjusted and updated so that they always meet the needs of both individuals and companies in the domestic market in the Netherlands, as well as elsewhere in the world.

The Rabobank Group believes sustainable growth in prosperity and well being requires careful nurturing of natural resources and the living environment. Our activities will contribute to this development.
Rabobank respects the culture and traditions of the countries where it operates, insofar as these do not conflict with our own objectives and values.
In all activities undertaken by Rabobank Group, solvency and liquidity will be safeguarded as the basis for continuity of services to our clients.

Core purpose

We, the staff and management of Rabobank Group, have as both point of departure and primary goal the best interests of our customers. We aim to add value by:

- providing those financial services considered best and most appropriate by our customers;
- ensuring continuity in the services provided with a view to the long-term interests of the client;
- commitment to our clients and their concerns and issues so that we can contribute to achieving their ambitions.

Core values

We believe it is important that clients immediately recognise and personally experience the following values in all our activities:

- integrity: we act according to our stated aims;
- respect: we will interact with clients so that they experience our respect for them;
- expertise: we must be able to fulfil every promise we make.

Social Pact with members

Rabobank Group is open to the views, concerns and issues of our clients, and to those affected by our activities. Customers who are committed to the principles as pursued by Rabobank Group can become members of their local Rabobank. This enables them to participate and to have a say in the way Rabobank Group works to further their, the clients', goals.

ROBECO

Robeco offers products and services in the field of discretionary asset management and has a full range of investment funds. Its product range includes fixed-interest and equity investments, mixed portfolios, money market funds and alternative investments. The funds for the private market are marketed both directly by Robeco and via other financial institutions. A number of investment funds, including the flagship fund Robeco N.V., are listed on the major European stock exchanges. In addition to its head office in Rotterdam, Robeco has branches in Belgium, France, Luxembourg, Switzerland, Germany and Spain. In the US, Robeco has offices in New York, Chicago and San Francisco (Weiss, Peck & Greer), Boston (Boston Partners), White Plains (Sage Capital Management) and Toledo (Harbor Capital Advisors).
www.robeco.com

SCHRETLEN & CO
VERMOGENSMANAGEMENT

Schretlen & Co is Rabobank Group's asset management specialist, focusing in particular on high net-worth individuals and medium-sized institutional investors. Its clients, which include many directors/majority shareholders and former entrepreneurs, are often introduced to Schretlen by the local Rabobanks. The core activity of Schretlen is asset management, based on a well thought-out long-term concept which fully integrates asset planning and asset management or advice. In addition to the head office in Amsterdam, Schretlen has branches in Amsterdam, Apeldoorn, Heerenveen, Maastricht, Rotterdam and Waalre.
www.schretlen.com

EFFECTENBANK
STROEVE
SINDS 1818

Effectenbank Stroeve is an investment specialist which concentrates on achieving asset growth for private investors. Furthermore, the company provides securities-related services to professional clients. As custodian and manager, Effectenbank Stroeve offers banking services, such as effecting stock exchange transactions, holding assets and securities in custody and providing reports. Effectenbank Stroeve has one office in Amsterdam.
www.stroeve.com

VIB.
VALLEY INDEPENDENT BANK

VIB Corp is a holding company for banks. Through its subsidiary Valley Independent Bank it offers financial services in California in particular. VIB is a network of smaller local banks operating on the principle of personal client service. Its 24 branches cover an area stretching from the Imperial Valley on the Mexico-California border to Fresno in the Central Valley. VIB offers a wide range of retail banking services, such as loans to private individuals and companies, deposit accounts, credit cards and other banking services. VIB's clients are private individuals, including many farmers and ranchers, and small and medium-sized businesses.
www.vibank.com

Rabobank Group

FGHbank
DE VASTGOEDBANK

FGH Bank is specialised commercial real estate financing. The real estate bank has expert knowledge of financing and investment, valuations, technical property analyses, tax and legal matters, and risk management. The bank's network extending across the whole country, with account managers maintaining personal contact with clients, allows it to follow regional market developments at close hand. Its clients are mainly project developers and institutional and private investors in commercial real estate, from small and medium-sized businesses to large companies and listed real estate funds.
www.fghbank.nl

Gilde
GILDE INVESTMENT MANAGEMENT

Gilde Investment Management provides enterprises with venture capital and manages specialised funds, including the Gilde Buy-Out Funds, the Gilde IT Funds, Gilde Participaties and the Biotech & Nutrition Fund. Gilde Participaties is one of the main players operating on the Dutch market for large and medium-sized buy-outs, concentrating on situations involving business succession, spin offs and expansion. Top performance at Gilde Participaties is assured through offering a network of entrepreneurs, sparring partners and advisers.
www.gilde.nl

Interpolis

Interpolis is the insurance arm of Rabobank Group. The company offers a wide range of life and non-life insurance and is a major provider of occupational health and safety (including reintegration) and pension services. With more than one million private individuals and several hundred thousand companies as its clients, Interpolis is one of the largest insurers in the Netherlands and market leader in the agricultural sector. The company has cooperative leanings: this means working together to ensure continuity and certainty for clients. Profit is not the overriding goal. In addition to the Netherlands, Interpolis has operations in Ireland, Luxembourg and Portugal. Its head office is in Tilburg.
www.interpolis.com

obvion

Obvion is a provider of mortgage finance, operating through independent agents. The company is a joint venture between Rabobank Group and Algemeen Burgerlijk Persioenfonds (the civil service pension fund). Obvion's strategy is founded on five core pillars: independence, speed and flexibility, teamwork, personal attention, and professional knowledge. In practice, these are reflected in a fast and reliable service, expertise and the aim of offering a complete and competitive range of products. Obvion has its office in Heerlen.
www.obvion.nl



Rabobank



Rabobank Group

Consolidated Financial Statements 2003 and other information

Contents

Consolidated financial statements

Other information

Consolidated balance sheet

at 31 December 2003 (after profit appropriation)

(in EUR millions)		2003		2002
Assets				
Cash (1)		7,117		3,807
Short-term government paper (2)		3,211		1,813
Professional securities transactions	30,199		40,053	
Other banks	11,720		7,176	
Banks (3)		41,919		47,229
Public sector lending	2,161		797	
Private sector lending	235,425		212,323	
Professional securities transactions	13,211		12,132	
Lending (4)		250,797		225,252
Interest-bearing securities (5)		71,141		71,320
Shares (6)		10,093		9,414
Participating interests (7)		201		184
Property and equipment (8)		3,964		3,870
Other assets (9)		4,984		4,519
Prepayments and accrued income (10)		9,878		7,312
Total assets		403,305		374,720

(in EUR millions)		2003		2002
Liabilities				
Professional securities transactions	20,180		21,808	
Other banks	62,676		64,078	
Banks (11)		82,856		85,886
Savings	71,559		66,272	
Professional securities transactions	3,309		6,031	
Other funds entrusted	97,703		99,329	
Funds entrusted (12)		172,571		171,632
Debt securities (13)		80,695		61,739
Other liabilities (14)		11,907		7,699
Accruals and deferred income (15)		12,513		8,218
Provisions (16)		19,177		18,338
		379,719		353,512
Fund for general banking risks (17)	1,679		1,679	
Subordinated loans (18)	174		111	
		1,853		1,790
Member Capital	3,853		3,851	
Revaluation reserves	222		246	
Other reserves	11,158		10,164	
Trust Preferred Securities	2,037		650	
Reserves (19)		17,270		14,911
Third-party interests (20)		4,463		4,507
Group equity		23,586		21,208
Total liabilities		403,305		374,720
Contingent liabilities (21)		6,435		7,655
Irrevocable facilities (22)		26,117		27,151

Consolidated profit and loss account

for 2003

(in EUR millions)		2003		2002
Income				
Interest income (23)	17,794		18,265	
Interest expense (24)	11,784		12,874	
Interest		6,010		5,391
Income from securities and participating interests (25)		519		529
Commission income (26)	2,146		2,049	
Commission expense (27)	294		254	
Commission		1,852		1,795
Results on financial transactions (28)		170		285
Other income (29)		687		564
Total income		9,238		8,564
Expenses				
Staff costs (30)	3,770		3,682	
Other administrative expenses (31)	2,101		1,789	
Staff costs and other administrative expenses		5,871		5,471
Depreciation (32)		372		368
Operating expenses		6,243		5,839
Value adjustments to receivables (33)		575		500
Value adjustments to financial fixed assets (34)		18		252
Total expenses		6,836		6,591
Operating profit before taxation		2,402		1,973
Taxation on operating profit (35)		733		514
Operating profit/Group profit after taxation		1,669		1,459
Third-party interests (36)		266		209
Net profit		1,403		1,250

Cash flow statement

(in EUR millions)		2003		2002
Cash flow from operating activities				
Operating profit/Group profit after taxation		1,669		1,459
Adjustments for:				
- depreciation	372		368	
- value adjustments to receivables	575		500	
- value adjustments to financial fixed assets	18		252	
- movements in technical reserves relating to the insurance business	1,119		939	
- movements in other provisions	(280)		(937)	
- movements in accrued and deferred items	1,729		4,734	
		3,533		5,856
Cash flow from business operations		5,202		7,315
Movements in short-term government paper	(1,398)		3,498	
Movements in securities trading portfolio	2,665		3,340	
Movements in securitised loans	(50)		(154)	
Movements in banks	633		(675)	
Movements in lending	(26,120)		(17,138)	
Movements in funds entrusted	939		(542)	
Other movements from operating activities	4,464		(469)	
		(18,867)		(12,140)
Net cash flow from operating activities		(13,665)		(4,825)
Cash flow from investing activities				
Investments and purchases				
- investment portfolio	(24,222)		(22,495)	
- participating interests	(45)		(126)	
- tangible fixed assets	(686)		(802)	
		(24,953)		(23,423)
Disposals, redemptions and sales				
- investment portfolio	19,900		23,801	
- participating interests	15		136	
- tangible fixed assets	227		333	
		20,142		24,270
Net cash flow from investing activities		(4,811)		847
Cash flow from financing activities				
Movements in Member Capital and Trust Preferred Securities		1,389		1,575
Movements in subordinated loans		63		59
Movements in debt securities		18,956		3,225
Payment on Member Capital and Trust Preferred Securities		(269)		(206)
Net cash flow from financing activities		20,139		4,653
Net cash flow/Movement in cash and cash equivalents		1,663		675

The cash flow statement provides a summary of the net movements in operating, investing and financing activities.
Cash and cash equivalents consist of legal tender and balances available on demand with central banks.

Notes

Basis of consolidation

The consolidated financial statements of Rabobank Group include the financial information of Rabobank Nederland and the local member banks, as well as the financial information of other group companies. The assets, liabilities and results of these companies are consolidated in full. Third-party interests are disclosed separately. Joint ventures are included in the consolidated financial statements in proportion to the Bank's share. Account balances between the banking activities and the insurance activities are eliminated insofar as they arise from financing activities.
The financial statements have been drawn up in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code.

Unless otherwise stated, all amounts disclosed in these notes are in millions of euros.

Changes in classification and accounting policies with effect from 2003

In accordance with the Guidelines for Annual Reporting in the Netherlands, as from the 2003 financial statements changes in the carrying values of property not in use by the Bank are taken to the profit and loss account. In addition, a revaluation reserve is formed and charged to the other reserves. Up to and including the 2002 financial statements, changes in value were only taken to the profit and loss account in the case of downward value adjustments and if the revaluation reserve was insufficient to absorb the adjustment. This change in accounting policy has no effect on equity. The effect on results is considered negligible.

Other prior-year figures have been reclassified where necessary for comparative purposes. These reclassifications have no effect on results or equity.

Recognition of financial instruments in the balance sheet

A financial asset or a financial liability is recognised in the balance sheet as from the moment that the Group is entitled to the benefits or is committed to the obligations arising from the contractual provisions of the financial instrument. From the moment that these conditions are no longer met, a financial instrument is no longer recognised in the balance sheet. Financial assets and liabilities are netted off in the balance sheet if the Group is allowed to do so on the basis of legal or contractual provisions and has the intention to offset these assets and liabilities or to settle them simultaneously.

Accounting policies

General

These financial statements have been prepared under the historical cost convention. Departures, if any, from historical cost rules are mentioned separately. All assets are carried net of such diminutions in value as deemed necessary. The addition to the item value adjustments to receivables is determined on a dynamic basis.
The accounting policies applied by Interpolis NV are in accordance with the reporting requirements for insurance companies.

Premiums and discounts are included under prepayments and accrued income or under accruals and deferred income as appropriate, and are amortised over the term to maturity of the items concerned.

Derivatives

Derivative contracts relating to trading activities are included at their market value in the balance sheet, under prepayments and accrued income or under accruals and deferred income as appropriate. Changes in these market values are accounted for in the profit and loss account. The market value of derivative contracts relating to trading activities is determined taking into account the costs of eliminating market risk, the expected credit risk, liquidity adjustments and adjustments resulting from market developments.

Interest rate contracts relating to trading activities are stated at market value, based on the spot rate ruling at the balance sheet date. Gains and losses on these contracts are accounted for under results on financial transactions.
Other interest rate contracts are valued in line with the underlying assets and liabilities. Gains and losses are accounted for under interest in proportion to the expired term.

Foreign exchange contracts relating to borrowing and lending transactions are carried at the spot price rate ruling at the balance sheet date. Gains and losses resulting from these transactions are accounted for under interest in proportion to the term to maturity.
Other foreign exchange contracts are carried at the market price for the remaining term at the balance sheet date. Realised and unrealised exchange differences are taken to results on financial transactions.
Other contracts are carried at market value.

Foreign currency

Participating interests denominated in foreign currencies are translated at the spot rate of exchange ruling at the balance sheet date. Resulting exchange differences that have not been hedged are taken to reserves. Other assets and liabilities denominated in foreign currencies are translated at the spot rate of exchange ruling at the balance sheet date. Resulting exchange differences are taken to results on financial transactions.
Assets, liabilities and results of the insurance business denominated in foreign currencies are translated at the spot rate of exchange ruling at the balance sheet date. Resulting exchange differences on assets and liabilities are taken direct to reserves insofar as they are for the Group's own account and risk.

Leasing

Amounts receivable on leases of property and equipment are included in the balance sheet under lending and banks.
Net income from lease contracts is taken to the profit and loss account under interest income.

Short-term government paper, interest-bearing securities and shares

Investment portfolio

The investment portfolio consists of securities forming part of fixed assets and held as investments in accordance with Rabobank policy. Bonds and other interest-bearing securities are carried at redemption value. The difference between redemption value and cost is accounted for under prepayments and accrued income or accruals and deferred income as appropriate and taken to the profit and loss account under interest income evenly over the term of the securities concerned.

Bonds and other interest-bearing securities for which all or most of the interest income is received at the time of redemption are carried at cost rather than at redemption value. The value of these items is increased by a proportional part of the difference between cost and redemption value for the remaining term to maturity, calculated on the basis of compound interest. This increase is accounted for as interest income.

Gains and losses on the sale of bonds and other interest-bearing securities are taken to reserves, taking into account deferred taxation, and recognised as interest income over the remaining term to maturity of those securities. Gains and losses on securities sold on account of a structural reduction of the investment portfolio are taken direct to interest income.

Transfers of bonds and other interest-bearing securities from the investment portfolio to the trading portfolio, and vice versa, are made at market value. Resulting gains and losses are accounted for in the same manner as gains and losses on sales of either investment portfolio or trading portfolio securities, as appropriate.

Shares and other non-fixed income securities listed on a stock exchange are carried at year-end market value; those not listed are carried at estimated realisable value. Resulting unrealised differences in value are taken to a revaluation reserve, taking into account deferred taxation. Unrealised differences in the value of hedging contracts are treated in the same manner. Realised price differences are taken to the profit and loss account under income from securities and participating interests. Unrealised losses that cannot be charged to the revaluation reserve are taken to the profit and loss account under value adjustments to financial fixed assets.

In respect of investments made by the insurance business in land and buildings, shares and convertible bonds, a structural total return is recognised in the profit and loss account. The total return consists of the direct return realised (net rental income and dividends) and an indirect return. The total return is calculated by multiplying the average return realised on the investments in the past 30 years by the average value of the investments in the past seven years. The indirect return is calculated as the difference between the total return and the direct return. The indirect return is released from the revaluation reserve. Releases from the revaluation reserve are made insofar as the reserve has a positive balance.

The accounting policy for investments in separate investment funds (insurance business) is the same as the policy described above, except for unrealised differences in value on investments in shares and other variable-yield securities, which are accounted for in the provision for price differences third parties.
Realised price gains and losses are taken direct to the profit and loss account.
Other investments for the account and risk of policyholders are carried at market value, increased with accrued interest where appropriate. Realised and unrealised differences in value are taken to the profit and loss account.

Trading portfolio

The trading portfolio is carried at market value or estimated realisable value at the balance sheet date. Valuation differences relating to the trading portfolio are accounted for under results on financial transactions. Repurchased own bonds and other interest-bearing securities for resale are carried at the lower of cost and market value.
The market value is determined taking into account the costs of eliminating market risk, the expected credit risk, liquidity adjustments and adjustments resulting from market developments.

Certificates of deposit and commercial paper

Certificates of deposit and commercial paper qualifying as loans and advances are carried at face value. If they do not qualify as such, they are valued in the same way as bonds and other interest-bearing securities.

Temporary other investments

Temporary other investments are carried at market value determined individually for each investment. The resulting positive differences in value in relation to cost are taken to the revaluation reserve. Decreases in the revaluation reserve due to disposals are released to the profit and loss account. Downward value adjustments and reversals of them are taken to the profit and loss account under value adjustments to financial fixed assets, insofar as no reserve has been formed for them.

Participating interests

Participating interests over whose commercial and financial policy Rabobank exercises significant influence are carried at net asset value based on the latest financial information available.
Rabobank's share in the results of participating interests is taken to the profit and loss account under income from securities and participating interests.

Other participating interests are carried at fair value. The resulting positive differences in value in relation to cost are taken to the revaluation reserve for participating interests.
Decreases in the revaluation reserve due to disposals are released to the profit and loss account. Downward value adjustments, as well as reversals of them, are accounted for under value adjustments to financial fixed assets, insofar as no reserve has been formed for them.
Dividends received from other participating interests are taken to the profit and loss account under income from securities and participating interests.

Results of foreign offices denominated in foreign currencies are translated at the average rates for the financial year. Resulting translation differences are taken to the revaluation reserve.

Goodwill, being the difference between the cost and net asset value of participating interests, is charged direct to other reserves in the year of acquisition. Negative goodwill on the acquisition of participating interests is taken direct to the revaluation reserve. The revaluation reserve is transferred evenly to other reserves in proportion to the gains realised on the participating interests concerned.

Property and equipment

Property in use by the Bank

Bank buildings are carried at current cost, derived from their replacement value based on continuity and functionality.

This replacement value is arrived at by means of regular appraisals, so that each building is appraised at least once every ten years. The current cost of buildings not appraised in the year under review is adjusted based on building industry index.

Changes in value resulting from this accounting policy are taken to the revaluation reserve, taking into account deferred taxation. Downward value adjustments that cannot be absorbed by the revaluation reserve are charged to the profit and loss account.

The current cost is depreciated on a straight-line basis over an expected useful economic life of at most 40 years.

Bank buildings under construction are carried at cost. No depreciation is charged while work is in progress.

Buildings due to be sold are stated at their appraised realisable value.

Lump-sum ground rent of land held on a long lease is capitalised and written off over a period not exceeding 40 years.

Property not in use by the Bank

Buildings not in use by the Bank are carried at current cost, i.e. at their net realisable value.

Changes in value resulting from this accounting policy are taken to the profit and loss account, taking into account deferred taxation, and a revaluation reserve is formed at the same time.

Property acquired under foreclosure is carried at the lower of cost and net realisable value.

Construction projects in progress are carried at the lower of cost and net realisable value, net of payments received on account.

Property relating to the insurance business

All land and buildings are carried at current cost, i.e. the estimated private sale value, taking into account the expected return on investment and the nature and location of the property. Changes in value resulting from this accounting policy are taken to the revaluation reserve, taking into account deferred taxation. Appraisals of land and buildings in own use take place at regular intervals so that each item of property is appraised at least once every five years. Buildings under construction are carried at the direct construction costs incurred up to the balance sheet date, plus the contractual obligations entered into and net of any expected decrease in value upon delivery.

Land and buildings are not depreciated.

Equipment

Equipment is carried at cost and depreciated evenly over the estimated useful lives of the items concerned.

Debt securities

Borrowings

Borrowings for which all or most of the interest charges are paid at the time of redemption are carried at their principal, plus a proportional part of the difference between the principal and redemption value for the remaining term to maturity, calculated on the basis of compound interest. The increase is accounted for in the profit and loss account under interest expense.

Provisions

Provision for pensions

The provision for pension obligations under defined benefit pension schemes is determined according to a method that determines the discounted value of the pension obligations on the basis of the number of years of active service at the balance sheet date, the estimated salary at the expected date of retirement, indexation and the market rate of interest on high-quality bonds already being traded. The conditional indexation is assumed to be financed by the surplus interest on the investments. To spread the pension charges evenly over the years, the expected return on the investments is incorporated in the calculations. Differences between the expected and actual return on the investments, as well as any actuarial and other differences and adjustments, are not taken to the profit and loss account, unless the cumulative total of these differences and adjustments exceeds 10% of the larger of the obligations under the pension scheme and the fair value of the corresponding investments. The portion that exceeds this limit is taken to the profit and loss account over the average future working lives of the scheme members.
The estimates of future factors are based on long-term studies carried out by Rabobank Group. These estimates are by definition uncertain and are therefore tested regularly and adjusted as necessary.

Provision for deferred taxation

The provision is formed for deferred tax liabilities resulting from temporary differences between the values for tax purposes and for financial reporting purposes and is stated at its discounted value. In the insurance business, the provision is stated at non-discounted value and is calculated taking into account the reserves recognised for tax purposes.
Deferred tax assets are recognised only insofar as they are likely to crystallise.

Technical reserves relating to the insurance business

Unearned premium reserve

The unearned premium reserve relates to non-life insurance only and represents the unearned portion of premiums written.
The reserve includes the ageing provisions for disability and sickness benefits policies.

Provision for life insurance

Life insurance liabilities are calculated in accordance with the net method on the basis of recent mortality tables and a discount rate of predominantly 4%. For life insurance policies concluded after 1 August 1999, a discount rate of 3% is used. The discount rate used for underwriting liabilities relating to savings mortgages is equal to the interest rate on the mortgage loans linked to the insurances. The provision is stated net of capitalised interest rate rebates and net of capitalised new-business commission incurred on life insurance policies with renewal premiums paid at regular intervals. Capitalised interest rate rebates on policies for which Interpolis bears the full investment risk are amortised to the profit and loss account evenly over a period of ten years. For policies for which Interpolis bears virtually no investment risk, amortisation is over the full term of the policy. This provision includes profit guarantees calculated according to actuarial principles.

Outstanding claims reserve

The outstanding claims reserve is formed for outstanding claims, including claims incurred but not yet reported in previous financial years. The reserve is either determined on an item-by-item basis or estimated on the basis of claims experience, and includes claims handling expenses payable.

The portion of the reserve for disability insurance claims is calculated on the basis of actuarial claims accrual factors, using a discount rate of 4%. For claims reported after 1 January 2001 a discount rate of 3% is used.

Provision for insurance for which policyholders bear the investment risk

The provision for these liabilities, insofar as the underlying investments are held in separate investment funds, is calculated in the same way as the provision for life insurance.

The provision for other insurances for which policyholders bear the investment risk are calculated in accordance with the carrying value of the underlying investments.

Other technical reserves

Other technical reserves include a reserve for catastrophe risks in the non-life business. The addition to the reserve is based on the expected cost of external reinsurance cover. Amounts are charged to the reserve if the total loss relating to catastrophe risks on an annual basis exceeds a pre-defined limit. Different limits have been set for the various sectors.

Other provisions

Other provisions, banking activities

During the term of the Collective Labour Agreement (CLA), employees who meet the CLA requirements can opt for early retirement at or around the age of 60.

A provision has been formed for employees who might opt for the Voluntary Early Retirement Scheme.

The provision is calculated actuarially, using an average market rate of interest for all employees meeting the criteria and who are likely to make use of the scheme.

All other provisions are carried at their non-discounted value.

Other provisions, insurance business

The provision for price differences third parties relates to unrealised price differences, as at the balance sheet date, on investments in property and shares of separate investment funds. Results realised on the sale of property and shares are taken to the profit and loss account.

Fund for general banking risks

The fund is formed to cover general risks associated with banking activities where this is prudently required. These risks include risks arising on account of unforeseeable and therefore unquantifiable expenses, such as large misappropriations of funds, nationalisation, et cetera, on the one hand and expenses resulting from large, exceptional setbacks relating to lending, interest rates, currencies, et cetera, on the other. Movements in the fund are accounted for separately in the profit and loss account. Expenses absorbed by amounts released from the fund are accounted for under the related items in the profit and loss account.

Movements in the fund are taken into account in determining the tax charge. The fund is presented in the balance sheet net of deferred tax assets.

Income and expenses

Interest, commission and other income are recognised in the financial year to which they relate.

Interest and commission due which are doubtful of collection are not recognised as income. This applies in particular to unpaid interest and commission on loans and advances whose value has been adjusted because of a debtor's expected or actual default.

The same applies to the unpaid portion of interest and commission on those loans and advances whose value has been adjusted on account of country risks.

In determining the costs, allowance is made for accrued and deferred items.

In calculating the tax charge, allowance is made for current tax relief facilities, and their interpretations, including additions to the item value adjustments to receivables and to the fund for general banking risks, which are taken into account in full.

Depreciation is charged in accordance with the notes to the item property and equipment.

Notes to the consolidated balance sheet

(in EUR millions)

1 Cash

This item consists of legal tender, balances available on demand with foreign central banks in countries where Rabobank Group operates, as well as a balance with the Dutch Central Bank under its minimum reserve policy.

2 Short-term government paper

This item relates to government paper with an original term to maturity of up to two years eligible for refinancing with central banks in the country of origin.
At cost: 3,214 (1,808)
At market value: 3,211 (1,809)

3 Banks

This item represents loans and advances, other than in the form of interest-bearing securities, to banks.
The total amount includes amounts receivable on lease contracts of 91 (94), assets transferred under sale and repurchase transactions of 14,210 (8,928), and amounts receivable from non-consolidated participating interests of 11 (-).
- (2) is not readily available, as it has been pledged as security.

4 Lending

This item consists of loans and advances, other than in the form of interest-bearing securities, to clients other than banks.

	2003	2002
Breakdown of lending:		
- Public sector lending	2,161	797
- Private sector lending (corporate clients)	119,457	111,382
- Private sector lending (private individuals)	117,816	102,665
- Professional securities transactions	13,211	12,132
- Provisions for bad debts and country risks	(1,848)	(1,724)
Total lending	250,797	225,252

This item includes:		
- Loans and advances to participating interests	-	20
- Subordinated loans and advances to participating interests	98	121
- Other subordinated loans and advances	48	129
- Amounts receivable on lease contracts	11,905	11,228
Of which operating lease contracts	3,420	2,945
- Loans and advances guaranteed by public authorities	5,442	7,830
- Mortgages guaranteed by public authorities	10,921	9,062
- Other mortgages	149,603	130,728
Total home mortgages	116,101	99,762
Assets transferred under sale and repurchase transactions	3,901	15,373
Amount not readily available (pledged as security)	34	-
Breakdown of private sector lending by industry sector:		
- Agricultural sector	16%	16%
- Trade, industry and the services sector	35%	36%
- Private individuals	49%	48%

Movements in provisions for bad debts and country risks

	2003	2002
Balance at 1 January	1,785	1,753
Addition	575	500
Amounts charged to the provisions	(442)	(460)
Other movements, including currency translation differences	16	(8)
Balance at 31 December	1,934	1,785

1,848 (1,724) relates to lending, while the remainder of the balance relates to banks, interest-bearing securities and off-balance-sheet items.

Analysis by business unit

Movements in provisions for bad debts and country risks of the relevant business units.

2003	Retail banking	Wholesale banking	Asset management	Leasing
Balance at 1 January	1,021	683	1	79
Addition	213	284	-	75
Amounts charged to the provisions	(171)	(184)	-	(80)
Other	15	(32)	-	(1)
Balance at 31 December	1,078	751	1	73
Impaired loans	1,817	2,115	1	380

2002	Retail banking	Wholesale banking	Asset management	Leasing
Balance at 1 January	935	722	5	89
Addition	165	266	-	68
Amounts charged to the provisions	(94)	(289)	-	(77)
Other	15	(16)	(4)	(1)
Balance at 31 December	1,021	683	1	79
Impaired loans	1,579	2,215	1	345

Risk on non-OECD countries	In Europe	In Africa	In Latin America	In Asia/ Pacific	Total	As a % of total assets
Economic country risk (excluding derivatives) [1]	572	310	3,222	4,493	8,597	2.1
Risk-reducing components:						
Loans and advances granted in local currency	3	4	800	966	1,773	
Third-party coverage of country risk	224	34	1,282	1,327	2,867	
Deduction for transactions with lower risk	178	60	417	209	864	
Net exposure before provisions	167	212	723	1,991	3,093	0.8
						As a % of total provisions
Total provisions for economic country risk	2	12	89	91	194	10.0

1) Total assets, plus guarantees issued, securities and undrawn committed credit facilities.

5 Interest-bearing securities

This item represents interest-bearing negotiable bonds and other interest-bearing securities, other than short-term government paper.

	2003	2002
Interest-bearing securities of:		
- Public authorities	35,480	38,644
- Other issuers	35,661	32,676
Total interest-bearing securities	71,141	71,320

Breakdown of interest-bearing securities:		
- Investment portfolio	43,913	40,946
- Trading portfolio	26,068	29,264
- Securitised loans	1,160	1,110
	71,141	71,320
The portfolio includes:		
- Securities issued by group companies	84	115
- Subordinated securities	10	-
Listed securities	60,236	58,485
Unlisted securities	10,905	12,835
Falling due next year	11,040	6,878
Given on loan	660	242
Amount not readily available (pledged as security)	712	1,454
Assets transferred under sale and repurchase transactions	6,493	4,219
Investment portfolio at cost	42,799	41,802
Trading portfolio at cost	26,034	29,351

Movements in the investment portfolio:		
Balance at 1 January	40,946	44,955
Purchases	22,214	19,740
Sales and redemptions	(17,638)	(21,388)
Currency translation differences and other movements	(1,609)	(2,361)
Balance at 31 December	43,913	40,946

6 Shares

This item consists of shares and other variable-yield securities, and temporary other investments.

	2003	2002
Breakdown of shares:		
- Investment portfolio	7,532	8,293
- Trading portfolio	2,561	1,121
Total	10,093	9,414
Of which listed	6,277	4,505
Of which unlisted	3,816	4,909
Trading portfolio at cost	2,552	1,110
Temporary other investments included in total	3,405	4,817
Movements in the investment portfolio:		
Balance at 1 January	8,293	9,709
Purchases	2,008	2,755
Sales	(2,262)	(2,413)
Revaluation	(65)	(35)
Changes in value and reversals	168	(251)
Other movements	(610)	(1,472)
Balance at 31 December	7,532	8,293
Total revaluations	238	36
Total diminutions in value	183	657

Other movements include changes in the value of investments for which policyholders bear the investment risk, and currency translation differences.

Breakdown of investment and trading portfolios

	2003	2002
Investment portfolio		
Dutch government	3,794	4,562
Other OECD countries	22,169	20,433
Mortgage-backed securities	5,035	4,947
Other interest-bearing securities	13,111	12,817
Total interest-bearing securities and short-term government paper	44,109	42,759
Shares	7,532	8,293
Total investment portfolio	51,641	51,052
Trading portfolio		
Dutch government	2,021	2,597
Other OECD countries	23,389	24,081
Mortgage-backed securities	184	-
Other interest-bearing securities	3,489	2,586
Total interest-bearing securities and short-term government paper	29,083	29,264
Shares	2,561	1,121
Total trading portfolio	31,644	30,385

7 Participating interests

This item represents the interests held in participating interests.

	2003	2002
Participating interests, of which:		
- Credit institutions	9	8
- Other	192	176
Total participating interests	201	184
Movements in participating interests:		
Balance at 1 January	184	156
Investments	45	126
Disposals	(15)	(136)
Profit for the year	-	53
Revaluation and other movements	(13)	(15)
Balance at 31 December	201	184
Total revaluations	18	53
Total diminutions in value	6	56

8 Property and equipment

This item consists of land and buildings, equipment and other tangible fixed assets, as well as tangible fixed assets not in use by the Group, such as fixed assets acquired under foreclosure.

	2003	2002
Land and buildings in own use	2,477	2,490
Other land and buildings	814	751
Equipment	673	629
Total property and equipment	3,964	3,870
Capital commitments	124	147

Movements in property and equipment	Land and buildings in own use	Other land and buildings	Equip-ment	Total
Net book value at 1 January	2,490	751	629	3,870
Additions	223	127	336	686
Disposals	(122)	(68)	(37)	(227)
Revaluation	18	-	-	18
Depreciation and diminutions in value	(121)	4	(249)	(366)
Exchange differences	(11)	-	(6)	(17)
Net book value at 31 December	2,477	814	673	3,964
Total revaluations	342	94	-	436
Total depreciation and diminutions in value	1,168	7	1,500	2,675

9 Other assets

This item relates to precious metals, certificates representing precious metals, coins and medals made of precious metals (not being legal tender), goods and warehouse receipts, and assets that cannot be classified under any other heading. This item includes amounts receivable, other than prepayments and accrued income, of 3,731 (3,817), comprising a tax receivable of 385 (347) in respect of corporate income tax and a deferred tax asset of 360 (187) with a non-discounted value of 315 (142).

10 Prepayments and accrued income

This item relates to prepaid expenses, interest receivable and other receivables not yet billed. It includes options of 1,674 (1,648), including client options of 291 (311). Client options relate to long positions in listed options held by Rabobank Nederland for the account and risk of its clients. These options are not formally separated from the Bank's own assets. The corresponding liabilities are included under other liabilities.

11 Banks

This item represents amounts owed to credit institutions, other than debt securities and subordinated loans, of which debts secured by assets amount to 20,180 (21,808) and amounts owed to participating interests amount to 288 (-).

12 Funds entrusted

This item consists of funds entrusted by clients other than debt securities. Savings are all deposits and savings accounts of natural persons, non-profit-making associations and foundations, as well as non-transferable savings bonds.
This item includes funds entrusted by participating interests of 28 (-) and funds entrusted secured by assets of 4,412 (6,039).

13 Debt securities

This item relates to non-subordinated bonds and other interest-bearing securities, such as certificates of deposit.

14 Other liabilities

This item includes liabilities that cannot be classified under any other heading, such as short positions in securities and liabilities on account of securitised loans.

15 Accruals and deferred income

This item relates to payments received in advance, accrued interest and other amounts payable.
It also includes obligations representing accrued holiday entitlements and additional leave days.

16 Provisions

This item represents provisions formed for the equalisation of costs originating in the year under review or prior years, but to be incurred in future years, evenly over a number of years. It also includes best estimates of obligations and losses existing at the balance sheet date, the extent of which is still uncertain.

	2003	2002
Provision for pensions	1,208	1,662
Provision for deferred taxation	255	206
Technical reserves relating to the insurance business	16,554	15,435
Other provisions	1,160	1,035
Total provisions	19,177	18,338

Provision for deferred taxation

The non-discounted value of deferred tax liabilities amounts to 255 (206).

Provision for pensions (defined benefit schemes)

The weighted average of the principal actuarial assumptions used in the valuation of these provisions at 31 December (% per annum):

	2003	2002
Discount rate	4.75	4.75
Expected salary accrual rate	3.50	3.50
Index of consumer price inflation	2.75 [2]	2.75

2) For 2003, indexing of 1% (2.75%) was used in calculating the provision.

	2003	2002
Movements in the provision for pensions can be summarised as follows:		
Defined benefit pension schemes		
Balance at 1 January	1,644	2,394
Addition charged to the profit and loss account	223	174
Release of actuarial results not recognised	20	-
Payments to pension funds	(718)	(924)
Acquisitions and other movements	23	-
Balance at 31 December	1,192	1,644
Defined contribution schemes		
Balance at 31 December	16	18

	2003	2002
The financial position at the end of the financial year can be summarised as follows:		
Total pension obligations	6,898	8,078
Total investments	(6,715)	(5,351)
Profits/losses not yet recognised (corridor)	1,009	(1,083)
Provision for pensions	1,192	1,644

The expected return on investments to cover pension obligations was 7.5% in 2003 and 2002. The actual return in 2003 was approximately 9.5% (minus 9%).

17 Fund for general banking risks

The fund is formed to cover general risks associated with banking activities where this is prudently required. The fund is stated net of deferred tax assets. There were no movements in the fund in 2003 or 2002.

18 Subordinated loans

This item relates to loans, whether or not in the form of debt securities, which, in the event of liquidation, rank for payment after all the Bank's other debts existing at that time. These subordinated loans include loans taken out by Weiss, Peck & Greer LLC, Roparco NV, Effectenbank Stroeve NV, ACC Bank and FGH Bank NV.

The subordinated debt of Weiss, Peck & Greer LLC consists of two loans.
The first loan amounts to USD 3.75 million, falls due in 2006 and bears interest at 7.72%. The second loan amounts to USD 8.75 million, falls due in 2008 and bears interest at 8.81%.
Interest charged to the year under review amounted to USD 1.2 million.
Repayment ahead of schedule is possible subject to certain conditions.

The subordinated debt of Roparco NV is a loan of 26.3 bearing interest at a variable rate, which averaged 5.5% in 2003. The loan is open-ended, subject to a notice period of five years. The subordination can be lifted only after written approval from the Dutch Central Bank.
Interest charged to the year under review amounted to 1.4.

Effectenbank Stroeve NV has a subordinated debt consisting of two loans, namely a 2.3 loan bearing interest at 6.25% that is due to be repaid in 2009 and a 2.3 loan bearing interest at 6% that is due to be repaid in 2008. Interest charged to the year under review amounted to 0.1 and 0.1 respectively.

The subordinated debt of ACC Bank is a loan of 63 bearing interest at a variable rate. The loan matures in 2008. Interest charged to the year under review amounted to 3.4.

The subordinated debt of FGH Bank NV consists of four loans. Two loans of 7.5 and 5 bear interest at a variable rate and fall due in 2011. A loan of 10 bears interest at a rate of 6.25%, with an interest increase after five years to 6.75%, and falls due in 2012. The fourth loan of 45 bears interest at a fixed rate of 6% and falls due in 2012.

19 Reserves

	2003	2002
Breakdown of reserves:		
Member Capital	3,853	3,851
Revaluation reserves	222	246
Other reserves	11,158	10,164
Trust Preferred Securities	2,037	650
	17,270	14,911
Movements were as follows:		
Member Capital		
Balance at 1 January	3,851	2,276
Issue and movement relating to market making	2	1,575
Balance at 31 December	3,853	3,851

Member Capital relates to the Member Certificates issued in 2000, 2001 and 2002. In 2000, Rabobank Ledencertificaten N.V. (RLC), a group company of Rabobank Nederland, issued 40 million shares. The total proceeds of this issue amounted to 1,000. In 2000, RLC granted Rabobank Nederland a 900 deep-subordinated loan with a term of 31 years.

In 2001, RLC issued an additional 60 million shares. The total proceeds of this issue amounted to1,575. In 2001, RLC granted Rabobank Nederland a 1,350 deep-subordinated loan with a term of 30 years. In 2002, RLC II issued an additional 17 million shares. The total proceeds of this issue amounted to1,747. In 2002, RLC II granted Rabobank Nederland a 1,487 deep-subordinated loan with a term of 32 years.

As at year-end 2003, the number of shares held by members and employees was 98,239,416 (97,972,359) with a net asset value of 2,525 (2,520) and 16,421,276 (16,410,074) shares with a net asset value of 1,734 (1,735).

Subject to the prior written permission of the Dutch Central Bank, the loans of RLC may be repaid ahead of schedule on 29 June 2006 and every subsequent 29 June. The loan of RLCII may be repaid ahead of schedule from 29 December 2012 on. Since the proceeds of the issue are available to Rabobank Group on a perpetual and highly subordinated basis (also subordinate to the Trust Preferred Securities) and since in principle no dividend is paid if the consolidated profit and loss account of Rabobank Group shows a loss for any financial year, the issue proceeds, insofar as they have been lent on to Rabobank Nederland, are recognised as reserves in proportion to the number of shares held by members and employees. As a result, dividend payments are accounted for in the profit appropriation.

	2003	2002
Revaluation reserves		
Balance at 1 January	246	417
Revaluation	32	(152)
Transferred from/to other reserves	16	(13)
Released to profit and loss account	(72)	(6)
Balance at 31 December	222	246
This item includes the revaluation reserves for property, shares and participating interests.		

	2003	2002
Other reserves		
Balance at 1 January	10,164	9,687
Transferred to/ from revaluation reserves	(16)	13
Goodwill	(213)	(635)
Other movements	89	55
Profit appropriation	1,134	1,044
Balance at 31 December	11,158	10,164

Significant equity interests acquired in 2003:

Boston Partners Asset Managers (second tranche)

FGH Bank NV

Lend Lease Agri-business, Inc (name has been changed to Rabo Agrifinance)

Ag Services of America, Inc (name has been changed to Rabo AgServices)

Moreover the activities of Alex were acquired.

	2003	2002
Trust Preferred Securities		
Balance at 1 January	650	650
Issued	1,388	-
Revaluation	(1)	-
Balance at 31 December	2,037	650

In 1999, 26 million non-cumulative Trust Preferred Securities with an expected dividend of 7% were issued by Rabobank Capital Funding Trust, Delaware, a group company of Rabobank Nederland, raising total proceeds of 650. As from 31 December 2004, Rabobank Capital Funding Trust has the right, after receiving prior written approval from the Dutch Central Bank, to repurchase these Trust Preferred Securities on each dividend payment date.

In 2003, 1.75 million non-cumulative Trust Preferred Securities were issued by Rabobank Capital Funding Trust II, Delaware, a group company of Rabobank Nederland. The expected dividend is 5.26% until 31 December 2013, after which the expected dividend is equal to the three-month USD LIBOR plus 1.6275%. The total proceeds from this issue amounted to USD 1,750 million. As from 31 December 2013, these Trust Preferred Securities can be repurchased on each dividend payment date after prior written approval is received from the Dutch Central Bank.

Since the proceeds of both issues are available to Rabobank Group on a perpetual and highly subordinated basis and since in principle no dividend is paid on either type of Trust Preferred Securities if Rabobank Group's consolidated profit and loss account shows a loss for any financial year, the proceeds of both issues are recognised as reserves. As a result, dividend payments are accounted for in the profit appropriation.

20 Third-party interests

This item relates to the share held by third parties in the capital of subsidiaries and other group companies.

	2003	2002
Balance at 1 January	4,507	3,654
Currency translation differences	(449)	(270)
Other movements	405	1,123
Balance at 31 December	4,463	4,507

Other movements relate principally to the balance of shares issued and redeemed.

Solvency

The main capital ratio requirements set by the Dutch Central Bank are derived from the capital adequacy guidelines of the European Union and the Basel Committee on Banking Supervision. These ratios compare the Bank's total capital (Tier I and Tier II) and core capital (Tier I) with total risk-weighted assets and off-balance-sheet items and the market risk of the trading portfolios. The minimum requirements for total capital and core capital as a percentage of risk-weighted assets are 8% and 4% respectively. The following table shows the capital available to the Bank and the minimum capital required by the supervisory authority.

	2003	2002
Breakdown of Tier I and Tier II capital:		
Member Capital	3,853	3,851
Other reserves	11,158	10,164
Fund for general banking risks	1,679	1,679
Trust Preferred Securities	2,037	650
Third-party interests treated as qualifying capital	933	858
Tier I capital	19,660	17,202
Revaluation reserves	222	246
Deductions	(141)	(131)
Subordinated loans treated as qualifying capital	151	97
Tier I and Tier II capital	19,892	17,414

	2003		2002	
	Minimum required	Available	Minimum required	Available
Tier I and Tier II capital	14,626	19,892	13,268	17,414
Tier I and Tier II ratio	8	10.9	8	10.5
Tier I capital	7,313	19,660	6,634	17,202
Tier I ratio	4	10.8	4	10.3

Summary of remaining terms to maturity

(the 2002 figures are shown between brackets)

	Total	Withdrawable:				
		On demand/ undefined	≤3 months	>3 months ≤ 1 year	> 1 year ≤ 5 years	> 5 years
Assets						
Banks	41,919	1,218	34,760	3,672	1,783	486
	(47,229)	(1,142)	(38,711)	(3,942)	(2,856)	(578)
Lending	250,797	8,656	41,858	12,943	38,381	148,959
	(225,252)	(7,420)	(41,541)	(12,945)	(34,355)	(128,991)
Liabilities						
Banks	82,856	7,128	67,440	4,957	1,786	1,545
	(85,886)	(10,000)	(67,670)	(5,020)	(1,735)	(1,461)
Funds entrusted:						
- Savings	71,559	67,561	1,418	501	1,785	294
	(66,272)	(61,245)	(2,047)	(196)	(1,837)	(947)
- Other	101,012	46,876	29,661	14,834	6,903	2,738
	(105,360)	(41,714)	(49,761)	(1,764)	(9,158)	(2,963)
Debt securities	80,695	-	24,224	15,175	28,793	12,503
	(61,739)	(-)	(18,438)	(9,787)	(24,795)	(8,719)

Management and agency services

Management and agency services to third parties relate to all the Bank's activities.

The Bank also administers assets, in its own name but for the account and risk of third parties, which are separate from the Bank's own assets.

Foreign currency

Total assets denominated in foreign currencies amount to 115,830 (113,229).

Total liabilities denominated in foreign currencies amount to 134,648 (143,135).

The balance of these amounts does not reflect the currency position, as most of the risk has been hedged by means of derivatives whose notional value is not disclosed in the balance sheet.

Part of the derivatives in foreign currencies relates to trading positions.

21 Contingent liabilities

This item relates to transactions in which the Group stands surety for commitments of third parties.

	2003	2002
Contingent liabilities consist of:		
- Bills discounted	-	25
- Guarantees, etc.	5,303	6,412
- Irrevocable letters of credit	943	977
- Other contingent liabilities	189	241
Total contingent liabilities	6,435	7,655

Of which contingent liabilities secured by assets: 11 (353).

22 Irrevocable facilities

This item relates to all irrevocable facilities that could lead to lending.

	2003	2002
Undrawn credit facilities	25,876	26,979
Other	241	172
Total irrevocable facilities	26,117	27,151

Securities lending account

Interest-bearing securities amounting to 2,398 (-) were received on loan.
These amounts are not included in the balance sheet.

Derivatives

Derivatives are financial instruments which assist the Bank in managing its market risk positions, especially its interest rate and currency exposure, without the Bank having to take out balance sheet positions. The underlying values (notional amounts) serve only as computation variables and are therefore not disclosed on the face of the balance sheet. Examples of derivatives are forward exchange contracts, swaps, futures, forward rate agreements and options. The notional amounts given below relate to derivatives offered by Rabobank Group primarily as a service to the large corporate clients of Rabobank Nederland and clients of local member banks, and for the Bank's own asset and liability management. A substantial portion of the derivative contracts is concluded in the context of trading activities.
The notional values are divided into short-term, medium-term and long-term.

(the 2002 figures are shown between brackets)					Positive
	Notional Value				replacement value
	Total	< 1 year	1-5 years	> 5 years	
Interest rate contracts					
- Over the counter					
Swaps	1,237,924	779,443	299,095	159,386	17,199
	(1,049,605)	(581,000)	(250,238)	(218,367)	(16,991)
Forwards	224,695	177,707	46,979	9	70
	(181,835)	(171,523)	(10,303)	(9)	(126)
Options	79,161	5,721	15,606	57,834	860
	(83,220)	(9,171)	(18,583)	(55,466)	(1,029)
- Listed [3]					
Options	3,166	3,166	-	-	-
	(-)	(-)	(-)	(-)	(-)
Futures	182,274	141,317	40,747	210	50
	(109,127)	(83,028)	(25,971)	(128)	(50)
Foreign exchange contracts					
- Over the counter					
Swaps [4]	55,020	13,374	32,261	9,385	2,136
	(51,170)	(12,311)	(29,320)	(9,539)	(1,582)
Forwards	176,741	165,236	10,839	666	4,529
	(216,755)	(204,851)	(11,216)	(688)	(4,613)
Options	4,396	3,869	522	5	87
	(2,935)	(2,763)	(172)	(-)	(38)
Other contracts [5]					
Over the counter	3,992	1,416	2,139	437	119
	(3,597)	(692)	(2,693)	(212)	(128)
Other	2,658	2,658	-	-	-
	(1,406)	(577)	(801)	(28)	(4)
Total derivatives	1,970,027	1,293,907	448,188	227,932	25,050
	(1,699,650)	(1,065,916)	(349,297)	(284,437)	(24,561)

3) Listed: for contracts traded on the stock exchange which are subject to daily adjustments of margin commitments, no replacement value is given.
4) Foreign exchange contracts/swaps: including cross-currency interest rate swaps.
5) Other contracts: this includes share derivatives and derivatives linked to precious metals and commodities.

When two parties enter into a derivatives contract, this will result in due course in a payment obligation for one party, depending on the direction of movements in the market. This will be accompanied by credit risks for the Bank, which in practice will be only a fraction of the notional amounts of the derivative contracts.

For a better understanding of the volume of the derivatives activities and the related credit risks, the weighted and unweighted credit equivalents are also given in addition to the positive replacement value. The positive replacement value is the mark-to-market valuation of derivative contracts resulting in a claim on the other party that leads to a loss of profit in the event of default.

For a derivatives portfolio, the total credit risk forms a much better basis than the total notional amount of the portfolio for making a comparison with other banking activities. In the event of parties remaining in default, this credit risk is just as important as a claim, whereas the notional amount of the contract in that situation is generally of no importance. The notional amounts of the derivative contracts reflect the extent of Rabobank Group's operations in the markets concerned, but give no indication of the portfolio's exposure to credit or market risks.

The credit risk is measured by increasing the positive replacement value of the derivative contracts by a percentage of the notional amount (unweighted credit equivalent). This percentage depends on the term and the nature of the contracts. In determining the own funds for solvency requirement purposes, the credit equivalents are weighted, the weighting factor depending on who the other party is, e.g. a government body, a bank or other party. The transaction party is usually a bank.

	Credit equivalent 2003		Credit equivalent 2002	
	Unweighted	Weighted	Unweighted	Weighted
Interest rate contracts	22,619	5,113	23,983	5,627
Foreign exchange contracts	9,379	2,366	10,285	2,408
Other contracts	297	94	286	79
Total	32,295	7,573	34,554	8,114

No netting agreements or guarantees are taken into account for calculating the credit risk.

If netting agreements are taken into account, the positive replacement value of the derivatives portfolio as a whole would amount to 6,307 (7,150), in which case the unweighted credit equivalent would be 11,225 (12,001) and the weighted credit equivalent 3,082 (3,136).

A breakdown of notional amounts and credit equivalents by type of contract and transaction party is given below. The item trading includes derivative transactions on behalf of clients and for own account. The item balance sheet management relates to derivative transactions concluded to hedge normal banking risks.

			2003			2002
	Trading	Balance sheet management	Total	Trading	Balance sheet management	Total
Interest rate contracts	1,660,566	66,654	1,727,220	1,368,932	54,855	1,423,787
Foreign exchange contracts	224,744	11,413	236,157	262,286	8,574	270,860
Other contracts	6,515	135	6,650	5,002	1	5,003
	1,891,825	78,202	1,970,027	1,636,220	63,430	1,699,650

	Credit equivalent 2003		Credit equivalent 2002	
	Unweighted	Weighted	Unweighted	Weighted
Government	455	-	587	-
Banks	27,825	5,565	29,564	5,913
Other	4,015	2,008	4,403	2,201
	32,295	7,573	34,554	8,114

Notes to the consolidated profit and loss account

(in EUR millions)

23 Interest income

This item includes all interest income from account balances, loans and advances and interest-bearing securities, as well as income similar in nature to interest, such as loan commission.

Interest income from bonds and other securities issued at fixed rates or rates that vary in accordance with market rates amounted to 2,331 (2,478).

Interest income attributable to the insurance business amounted to 716 (721).

24 Interest expense

This item includes all interest expenses on funds entrusted, subordinated and non-subordinated loans and debt securities, as well as charges similar in nature to interest.

Interest expense attributable to the insurance business amounted to 665 (672).

25 Income from securities and participating interests

This item includes dividends and other income from securities and participating interests.

	2003	2002
Income from equity shares and other non-fixed income securities	519	386
Profit of participating interests	-	143
Total income from securities and participating interests	519	529

Of which attributable to the insurance business: 134 (137).

26 Commission income

This item relates to commission received for services provided to third parties not similar in nature to interest.

	2003	2002
Breakdown of commission income:		
- Payment transactions	425	413
- Insurance broking	92	87
- Asset management	467	474
- Stockbroking	379	319
- Other	783	756
Total commission income	2,146	2,049

Of which attributable to the insurance business: 280 (280).

27 Commission expense

This item relates to commission paid for third party services not similar in nature to interest. Of which relating to stockbroking activities: 82 (50), and asset management: 82 (89).

28 Results on financial transactions

This item includes both realised and unrealised price and value differences on securities forming part of the trading portfolio, currency and other income from financial transactions, insofar as this income is not similar in nature to interest.

29 Other income

This item relates to income that cannot be classified elsewhere and does not represent extraordinary income, such as technical results on the insurance business, rent from leased property and results on project development. Of which attributable to the insurance business: 393 (262).

30 Staff costs

	2003	2002
This item consists of:		
- Wages and salaries	2,595	2,530
- Pension charges	254	251
- Social security charges	289	297
- Other	632	604
Total staff costs	3,770	3,682

Of which attributable to the insurance business: 449 (419).

The item pension charges also includes the costs relating to the Voluntary Early Retirement Scheme, including movements in the related provisions.

The average number of employees was 57,576 (58,107).
Of whom:
- abroad: 6,230 (5,539)
- in the insurance business: 5,919 (5,632).
Expressed in fulltime equivalents, the average number of employees was 51,358 (52,020).

31 Other administrative expenses

This item includes office supplies, IT expenses, postage, advertising, rent and maintenance of buildings, etc. Of which attributable to the insurance business: 207 (207).

32 Depreciation

This item relates to the depreciation of fixed assets. Of which attributable to the insurance business: 28 (25).

33 Value adjustments to receivables

This item relates to downward value adjustments to loans and advances and provisions formed for commitments, as well as any releases thereof.

34 Value adjustments to financial fixed assets

This item relates to downward value adjustments to interest-bearing securities and shares forming part of the investment portfolio and participating interests, as well any reversals thereof. Of which attributable to the insurance business: minus 48 (192).

35 Taxation on operating profit

This item represents the tax charge on the profit on ordinary activities.
Of which attributable to the insurance business: 72 (minus 48).
The tax burden rose from 26.1% in 2002 to 30.5 % in 2003.

	2003	2002
Standard tax rate in the Netherlands	34.5	34.5
Effect of foreign tax rates	(4.4)	(5.6)
Effect of tax-free income in the Netherlands	(0.8)	(2.9)
Other	1.2	0.1
Effective tax rate	30.5	26.1

36 Third-party interests

This item relates to third-party interests in the results of consolidated group companies.

Analysis by business unit

Partly as a result of consolidation effects, the figures of the principal business units below differ from those in the profit and loss account.

2003	Retail banking	Wholesale banking	Asset management	Insurance	Leasing
Interest	4,105	1,120	83	51	491
Commission	944	315	418	280	34
Other income	41	519	119	527	44
Total income	5,090	1,954	620	858	569
Staff costs	1,666	598	264	449	176
Other administrative expenses	1,577	337	181	207	117
Depreciation	204	32	18	28	12
Total operating expenses	3,447	967	463	684	305
Operating profit	1,643	987	157	174	264
Value adjustments to receivables	213	284	-	-	75
Value adjustments to financial fixed assets	-	59	(2)	(48)	-
Operating profit before taxation	1,430	644	159	222	189

2002	Retail banking	Wholesale banking	Asset management	Insurance	Leasing
Interest	3,767	901	84	49	449
Commission	859	321	423	280	35
Other income	79	593	79	399	41
Total income	4,705	1,815	586	728	525
Staff costs	1,621	562	250	419	177
Other administrative expenses	1,492	321	190	207	96
Depreciation	205	32	19	25	14
Total operating expenses	3,318	915	459	651	287
Operating profit	1,387	900	127	77	238
Value adjustments to receivables	165	266	-	-	68
Value adjustments to financial fixed assets	-	69	11	192	-
Operating profit before taxation	1,222	565	116	(115)	170

Income by region

	2003	2002
Total income	9,238	8,564
Of which generated in:		
The Netherlands	6,998	6,487
Other euro-zone countries	769	704
Rest of Europe	24	36
North America	1,004	956
Latin America	147	114
Asia	113	114
Australia	185	156
Other and consolidation effects	(2)	(3)
Total	9,238	8,564

Utrecht, 4 March 2004

Supervisory Board

L. Koopmans
L.J.M. Berndsen
T. de Boon
B. Bijvoet
S.E. Eisma
M. Minderhoud
J.A.A.M. van Rossum
H.C. Scheffer
M.J.M. Tielen
A.W. Veenman
A.J.A.M. Vermeer

Executive Board

H. Heemskerk
D.J.M.G. baron van Slingelandt
J.C. ten Cate
J.J. Verhaegen
P.J.A. van Schijndel
P.W. Moerland

Other information

A. Appropriation of available profit of Rabobank Group

(in EUR millions)	2003	2002
Net profit	1,403	1,250
Payment on Member Capital	215	160
Payment on Trust Preferred Securities	54	46
Addition to other reserves	1,134	1,044

B. Events after the balance sheet date

In February 2004, Rabobank Group reached a settlement with the Royal Bank of Canada (RBC) regarding a claim the Canadian bank believed it had against Rabobank International. The claim related to a swap transaction (a swap of financing obligations) for the bankrupt US energy group Enron (EOG). The original amount of the claim - USD 517 million - was reduced in August 2003 by USD 195 million. This amount devolved upon RBC on the distribution of the sale proceeds of the EOG shares to Rabobank, RBC and the other Enron creditors. Under the terms of the settlement reached with RBC, less than half of the remaining claim amount is for the account of Rabobank, which is comfortably covered by the provision formed by the Bank for this purpose.

C. Foreign offices

Europe

Belgium
Antwerp
Brussels
Zaventem
Denmark
Ballerup
Germany
Düsseldorf
Frankfurt
Langenhagen
Finland
Helsinki
France
Beauvais
Paris
Great-Britain
Coventry
Edinburgh
London
Watford
Guernsey
St. Peter Port
Ireland
Athlone
Ballina
Ballinasloe
Bandon
Carrick-on-Shannon
Castlebar
Cavan
Clonmel
Cork
Drogheda
Dublin
Dundalk
Dungarvan
Ennis
Galway
Kilrush
Letterkenny
Limerick
Listowel
Longford
Mallow
Monaghan
Mullingar
Naas
Navan
Nenagh
New Ross
Newcastlewest
Portlaoise
Roscommon
Skibbereen
Sligo
Thurles
Trafee
Tuam
Tullamore
Waterford
Wexford
Wicklow
Italy
Milan
Luxembourg
Luxembourg
Austria
Salzburg
Poland
Poznan
Warsaw
Portugal
Lisbon
Russia
Moscow
Spain
Madrid
Sweden
Sundyberg
Switzerland
Schlieren
Zug
Zürich

Americas

Argentina
Buenos Aires
Brazil
Canoas
São Paulo
Canada
Oakville
Toronto
Chile
Santiago
Curaçao
Willemstad
Mexico
Mexico City
United States
Amarillo
Atlanta
Bakersfield
Blythe
Boston
Brawley
Calexico
Cedar Falls
Chicago
Chico
Coachella
Crookston
Dallas
Des Moines
Dinuba
El Centro
Enid
Fresno
Gonzales
Great Falls
Greenbrae
Grimes
Hanford
Hemet
Holtville
Honolulu
Imperial
Indio
Julian
Kearney
La Quinta
Los Angeles
Mcook Lake
Memphis
Menlo Park
Naples
New York
Orange
Otterbein
Palm Desert
Palm Springs
Preston
Rapid City
Reedley
Roca
Rosamond
San Francisco
Santa Maria
Selma
Spokane
St. Louis
Stockton
Strathmore
Tecate
Thousand Palms
Toledo
Twin Falls
Visalia
Washington
Wayne
West Marshall
West Memphis
White Plains
Wichita
Wilmington
Windsor
Winnebago
Wynne

Australia

Adelaide
Albany
Armidale
Ayr
Brisbane
Bunbury
Canberra
Cloncurry
Cooma
Dalby
Darwin
Dubbo
Emerald
Esperance
Forbes
Geraldton
Goulburn
Griffith
Horsham
Ingham
Launceston
Longreach
Mackay
Melbourne
Merriden
Moora
Moree
Mount Gambier
Narrogin
Orange
Perth
Port Lincoln
Rockhampton
Roma
Shepparton
Swan Hill
Sydney
Tamworth
Toowoomba
Townsville
Wagga Wagga
Warrnambool
New Zealand
Alexandra
Ashburton
Auckland
Blenheim
Christchurch
Dannevirke
Dunedin
Feilding
Gisborne
Gore
Greymouth
Hamilton
Hastings
Invercargill
Masterton
New Plymouth
Oamaru
Pukekohe
Rotorua/Taupo
Taumarunui
Te Kuiti
Te Puke
Thames
Timaru
Waipukurau
Wanganui
Wellington
Whangarei

Asia

China
Beijing
Hong Kong
Shanghai
India
Mumbai
New Delhi
Indonesia
Jakarta
Japan
Tokyo
Singapore
Singapore
Taiwan
Taipei
Thailand
Bangkok

Auditors' report

We have audited the consolidated financial statements of Rabobank Group for the year 2003, as set out on pages 2 to 35. These consolidated financial statements have been derived from the financial statements of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Amsterdam, for the year 2003. In our auditors' report dated 4 March 2004 we expressed an unqualified opinion on these financial statements. These consolidated financial statements are the responsibility of Rabobank Nederland's executive board. Our responsibility is to express an opinion on these consolidated financial statements.

In our opinion, these consolidated financial statements are consistent, in all material respects, with the financial statements from which they have been derived.

For an understanding of Rabobank Group's financial position and results and for an adequate understanding of the scope of our audit, the consolidated financial statements should be read in conjunction with the financial statements from which these consolidated financial statements have been derived and our unqualified auditors' report thereon issued on 4 March 2004.

Utrecht, 4 March 2004

Ernst & Young Accountants

Colophon

Published by
Rabobank Nederland
Communications

Art direction and design
Eden Design & Communication, Amsterdam
Borghouts Design, Haarlem

English translation
Ernst & Young Translation Bureau, The Hague

Photographs
Hollandse Hoogte, Tjeerd Fonk, Amsterdam

Internet
Info.nl, Amsterdam
SiteManagement
C&F Report, Amsterdam

Production co-ordination
Kobalt Media Services, Amstelveen

Prepress
NEROC'VGM, Amsterdam

Printers
PlantijnCasparie Groep, Utrecht

Materials used
This report was printed using environmentally friendly materials. Mineral oil-free Reflecta ECO ink was used on 250 gram and 135 gram PhoeniXmotion Xantur paper.

Filing
After they have been adopted, the 'Rabobank Group 2003 Financial Statements and other information' will be filed at the offices of the Trade Registry of the Chamber of Commerce and Industries under number 30046259.

Disclaimer
This Report is a translation of a part of the Dutch Report. In the event of any conflict in interpretation, the Dutch original takes precedence.

Annual Reports
Rabobank Group publishes the following annual reports:

- Annual Report 2003 (in Dutch and in English)
- 2003 Financial Statements and other information (in Dutch)
- 2003 Consolidated Financial Statements and other information (in English)
- Annual Report 2003 People, Planet, Profit (in Dutch and in English, to be published in June 2004)
- Interim Report 2004 (in Dutch and in English, to be published in September 2004)

For copies of these reports please contact Rabobank Nederland, Communications.
Croeselaan 18, 3521 CB Utrecht
Postbus 17100, 3500 HG Utrecht
Telephone +31 (0)30 - 216 22 98
Fax +31 (0)30 - 216 19 16
E-mail rabocomm@rn.rabobank.nl

All Annual Reports are also available on the Internet:
www.rabobankgroep.nl/report

